OFFERING STATEMENT

OF

CARNYX THERAPEUTICS, LTD.



Minimum of 10,695 shares of Common Stock at $1.87 per share ($19,999.65)

and up to a

Maximum of 2,673,796 shares of Common Stock at $1.87 per share ($4,999,998.52)

Address for Notices and Inquiries:	With a Copy of Notices to:
Patrick Gunning	Louis A. Bevilacqua, Esq.
Chief Executive Officer	**Managing Member**
Carnyx Therapeutics, Ltd.	**Bevilacqua PLLC**
1250 Indiana Ave	1050 Connecticut Ave., NW, Suite 500
Indianapolis, IN 46202	Washington, DC 20036
patrick@carnyxtx.com	lou@bevilacquapllc.com

Carnyx Therapeutics, Ltd., which we refer to as we, us, our, and similar terms, is offering a minimum of 10,695 shares and up to a maximum of 2,673,796 shares of common stock, par value $0.00001 per share, which we refer to as our shares or Common Stock, at a purchase price of $1.87 per share. We refer to the sale of our Common Stock herein as the Offering. The minimum gross proceeds to be raised in this Offering will be $19,999.65, and the maximum gross proceeds will be $4,999,998.52, pursuant to this Offering Statement on Form C dated as of the date first listed above, which we refer to as the Offering Statement, in reliance on Rule 4(a)(6) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation Crowdfunding promulgated thereunder. The minimum investment you may make is $501.16 for 268 shares. We may close this Offering at any time following the sale of the minimum offering amount, and thereafter, at any time, in each case on or before the date that is one year from the date of this Offering, referred to as the Term. If we do not perform a closing of this Offering by the end of the Term, then we will return all funds received in the escrow account to investors without interest. We are conducting this Offering through our intermediary's crowdfunding platform available at www.equifund.com and each subdomain thereof, referred to as the Platform, which is registered with the U.S. Securities and Exchange Commission, or SEC, and Financial Industry Regulatory Authority, or FINRA, as a funding portal. The following table and accompanying footnotes summarize the economics of this Offering:

	Price		Crowdfunding Platform Commissions [1]		Proceeds to the Company [2]	
Per Share	$	1.87	$	0.1496	$	1.7204
Minimum Offering Amount	$	19,999.65	$	1,599.97	$	18,400.00
Maximum Offering Amount	$	4,999,998.52	$	399,999.88	$	4,599,998.63

(1) We have agreed to pay our intermediary a commission equal to 8% of gross proceeds raised in the Offering.

(2) We are offering the shares on a "best efforts" basis, and there is no guarantee that any or all of the securities will be sold. Investor funds will be held in an escrow account through the intermediary's platform until the minimum offering amount is reached. Subscription payments may be made by wire or electronic transfer as instructed on the Platform and will remain in escrow until all closing conditions are met, including receipt of subscriptions for at least the minimum offering amount from qualified investors.

Our securities have not been recommended or approved by the SEC or any state securities commission or regulatory authority, and no such regulatory authority or commission has passed upon the accuracy or adequacy of this Offering Statement and the information presented herein. As such, you must rely on your own examination and analysis of the Offering terms and the disclosure within this Offering Statement regarding our business, financial condition, and results of operations, before deciding to purchase our securities. In doing so, you should assume that the information provided herein is accurate only as of the date of this Offering Statement, regardless of the time of delivery hereof, because our business, financial condition, results of operations, and prospects may have changed since that date. Further, you should note that statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should also note that there are risks associated with our business, including the risks resulting from the fact that there is no readily available market for the resale of our shares. See "Risk Factors" beginning on page 7 for more information.

We will file with the SEC and post on our website, www.carnyxtx.com, an annual report on Form C-AR no later than 120 days after the end of each fiscal year covered by the report. You should note that we may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding if we become required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or have filed at least one annual report on Form C-AR while having fewer than 300 holders of record of the shares being offered in this Offering, or have filed an annual report on Form C-AR for the three most recently completed years and having assets equal to or less than $10,000,000, or our repurchase of all of the shares sold in this Offering, or the sale of all the shares being shares sold in this Offering to another party, or our liquidation or dissolution. You should also note that we reserve the right to modify any of the terms of this Offering and the shares at any time before this Offering closes.

We have not authorized any person to provide you with any information concerning this Offering or our business, financial condition, or results of operations, or to make any representation not contained in this Offering Statement. To invest in our shares, you will be required to register for an investor account with the Platform, make representations regarding your investment eligibility and complete a questionnaire to demonstrate your understanding of the risks involved in investing in the shares, and execute the subscription agreement, a form of which is attached to this Offering Statement as an exhibit.

By filing this Offering Statement with the SEC, we are certifying as of the date first listed above, that we are organized under the laws of Delaware, one of the United States, not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended, not ineligible to rely on Rule 4(a)(6) of the Securities Act, as amended, and Regulation Crowdfunding, or have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement, or for such shorter period that the issuer was required to file such reports, and are not a development stage company that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. We also certify that neither we nor any of our predecessors, if any, have failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.


This Offering is being conducted through the registered crowdfunding portal operated by our intermediary:



Equifund Crowd Funding Portal Inc.

The date of this Offering Statement is December 3, 2025


TABLE OF CONTENTS

TABLE OF EXHIBITS

OFFERING STATEMENT PRESENTATION

We use a number of defined terms and abbreviations in this Offering Statement, which are set forth below for the convenience of the reader:

- "505(b)(1)" and "505(b)(2)" refer to sections of the Federal Food, Drug, and Cosmetic Act that describe different regulatory pathways for new drug approval.

- "$" and "dollars" refer to U.S. dollars, the lawful currency of the United States.

- "Actigraphy" refers to a non-invasive method of monitoring human rest/activity cycles, typically using a wearable device.

- "Aggregation" (in peptides) refers to the process by which peptide molecules clump together, which can affect drug stability and efficacy.

- "Assay" refers to an investigative procedure for quantitatively or qualitatively assessing the presence or amount of a target entity, such as a drug or biological activity.

- "Bioavailability" refers to the proportion of a drug or other substance that enters the circulation when introduced into the body and so is able to have an active effect.

- "Bridging Study" refers to a clinical trial designed to provide pharmacodynamic or clinical data on a new formulation or route of administration, or to compare data across different populations.

- "Bylaws" means our bylaws, which were adopted on formation of our company on June 14, 2024.

- "Carcinogenicity" refers to the ability or tendency of a substance to cause cancer.

- "CDER" refers to the Center for Drug Evaluation and Research, a division of the FDA responsible for evaluating new drugs.

- "Certificate of Incorporation" means our amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware on September 17, 2024.

- "cGMP" refers to current Good Manufacturing Practice regulations enforced by the FDA and other regulatory agencies.

- "Clastogenicity" refers to the ability of a substance to cause breaks in chromosomes, leading to sections of the chromosome being added, deleted, or rearranged.

- "Clinical trials" refers to studies in human subjects designed to evaluate the safety and efficacy of our product candidates.

- "CMC" refers to Chemistry, Manufacturing, and Controls, the section of regulatory submissions that describes the composition, manufacture, and quality control of drug candidates.

- "CMO" refers to a contract manufacturing organization, a third-party entity engaged to manufacture our product candidates.

- "CNYX-001" refers to our lead preclinical peptide candidate for ophthalmology indications, including retinitis pigmentosa and macular degeneration.

- "CNYX-005" refers to our lead preclinical peptide candidate for sleep and circadian rhythm disorders.

- "Comparator" refers to a standard treatment or placebo used as a control in clinical trials.

- "CRO" refers to a contract research organization, a third-party entity engaged to conduct research and development activities on our behalf.

- "Downstream Effects" refers to biological effects that occur as a result of the activation or inhibition of a particular pathway or molecule.

- "Electroretinography (ERG)" refers to a diagnostic test that measures the electrical activity of the retina in response to a light stimulus.

- "EMA" refers to the European Medicines Agency.

- "Endpoint (in clinical trials)" refers to a primary or secondary outcome used to judge the effectiveness of a treatment.

- "Epitalon" refers to the endogenous peptide molecule from which certain of our product candidates are derived or inspired.

- "Excipient" refers to an inactive substance formulated alongside the active ingredient of a medication, used for bulking up formulations that contain potent active ingredients.

- "FDA" refers to the U.S. Food and Drug Administration.

- "First-in-human" refers to the initial administration of a product candidate to human subjects, typically in a Phase I clinical trial.

- "First-pass Metabolism" refers to the rapid uptake and metabolism of a drug when it is first absorbed from the gastrointestinal tract and delivered to the liver via the portal vein.

- "Full Field Sensitivity Testing (FST)" refers to a method to assess the overall sensitivity of the retina to light, often used in clinical trials for retinal diseases.

- "Genotoxicity" refers to the property of chemical agents that damages the genetic information within a cell, causing mutations.

- "GLP" refers to Good Laboratory Practice regulations governing nonclinical laboratory studies.

- "Governing Documents" means our Certificate of Incorporation and Bylaws, together.

- "Immunogenicity" refers to the ability of a substance, such as a drug or vaccine, to provoke an immune response.

- "IND" refers to an Investigational New Drug application submitted to the FDA to obtain authorization to begin clinical trials in humans.

- "Microperimetry" refers to a test that maps retinal sensitivity and fixation by projecting light stimuli onto specific locations of the retina.

- "NDA" refers to a New Drug Application submitted to the FDA for approval to market a new pharmaceutical product in the United States.

- "Nonclinical Studies" refers to studies conducted in vitro (test tube or cell culture) or in vivo (animal) to assess the safety and efficacy of a drug before it is tested in humans.

- "Off-target Effects" refers to unintended actions of a drug on biological targets other than the intended one.

- "Orphan Drug Designation" refers to a special status granted by the FDA or EMA to encourage the development of drugs for rare diseases.

- "Orphan Drug" refers to a drug or biological product intended for the treatment of a rare disease or condition, as defined under the Orphan Drug Act.

- "PBM" refers to pharmacy benefit manager, an entity that manages prescription drug benefits on behalf of health insurers and other payers.

- "Pharmacodynamics (PD)" refers to the study of the biochemical and physiological effects of drugs and their mechanisms of action.

- "Pharmacokinetics (PK)" refers to the study of how a drug is absorbed, distributed, metabolized, and excreted in the body.

- "Phase I" refers to the first stage of clinical trials in humans, primarily focused on safety, tolerability, and pharmacokinetics.

- "Placebo Effect" refers to a beneficial effect produced by a placebo drug or treatment, which cannot be attributed to the properties of the placebo itself.

- "Platform" refers to our proprietary approach to the discovery and development of novel peptide therapeutics for sleep, ophthalmology, and healthy aging indications.

- "Polysomnography" refers to a comprehensive recording of the biophysiological changes that occur during sleep, often used as a diagnostic tool in sleep medicine.

- "Preclinical" refers to the stage of research that begins before clinical trials (testing in humans) and during which important feasibility, iterative testing, and drug safety data are collected.

- "Preclinical studies" refers to laboratory and animal studies conducted to evaluate the safety and efficacy of our product candidates prior to human testing.

- "Product candidate(s)" refers to any of our investigational compounds, including CNYX-001, CNYX-005, and other peptides in development.

- "Reference Standard" refers to a highly purified compound that is well characterized and used as a benchmark in analytical testing.

- "REMS" refers to Risk Evaluation and Mitigation Strategies, which may be required by the FDA to ensure that the benefits of a drug outweigh its risks.

- "SEC" refers to the U.S. Securities and Exchange Commission.

- "Stereochemistry" refers to the study of the spatial arrangement of atoms in molecules and its effect on the chemical and physical properties of substances.

- "Surrogate endpoint" refers to a laboratory measure or physical sign used as a substitute for a clinically meaningful endpoint that measures directly how a patient feels, functions, or survives.

- "U.S." refers to the United States of America.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, industry and market data used throughout this prospectus were obtained from internal company estimates, market research, publicly available information, and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot guarantee the accuracy or completeness of such information.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Statement contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements are contained principally in, but not limited to, the sections titled "*Offering Summary*", "*Risk Factors*," "*Management's Discussion and Analysis of Our Financial Condition*" and "*Our Business*", and relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of, our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, our expectation regarding the use of proceeds from this Offering, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may", "could", "will", "should", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "project", or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "*Risk Factors*" and elsewhere in this Offering Statement. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Offering Statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Offering Statement and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated in this Offering Statement. As such, we qualify all our forward-looking statements by these cautionary statements.

The following is a summary of the Offering and certain material terms of the Subscription Agreement and shares. It does not purport to be complete. As such, this summary is qualified in its entirety by reference to the full text of the Offering Statement, Governing Documents, which we refer to together as our Governing Documents, and the Subscription Agreement which you are required to sign as a condition of your investment in the shares. You should carefully review each of the aforementioned documents, in addition to our financial statements and any other exhibits listed on the Table of Exhibits to this Offering Statement, in their entirety before making a decision to purchase our shares in this Offering. In the event of any inconsistency between these terms and a provision in the Certificate of Incorporation or Bylaws, such documents will govern.

OFFERING SUMMARY

The Company:	Carnyx Therapeutics Ltd., a corporation formed under the laws of the State of Delaware upon the filing of its Certificate of Incorporation on June 14, 2024. Throughout this Offering Statement, we refer to Carnyx Therapeutics Ltd. as the Company, we, us, our, and similar terms.
Our Business:	We are an early stage, preclinical biotechnology company operating in the field of drug discovery and development, with a focus on creating novel, safe, and effective therapeutics that restore natural physiological rhythms and photoreceptor functions, specifically targeting sleep disorders and degenerative vision loss such as retinitis pigmentosa, as well as broader longevity indications
Minimum / Maximum Offering Amount:	This is an offering of a minimum of 10,695 shares, or $19,999.65, and a maximum of 2,673,796 shares, or $4,999,998.52. You should note that affiliates of our company, including officers, directors, and existing shareholders, may invest in this Offering, and that we will accept over subscriptions in a manner determined by our management. The price you will pay for your shares has been decided arbitrarily by our management and is not based on any valuation from a third-party or investment bank. We are offering the shares in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof, under Regulation Crowdfunding.
Intermediary:	This Offering is being conducted through the registered crowdfunding portal operated by our intermediary, Equifund Crowd Funding Portal Inc. In exchange for our intermediary's services, we will pay a cash commission equal to 8% of the gross proceeds raised in this Offering.
Investment Limitations	The following limitations will apply to your investment in this Offering if you are not an accredited investor as that term is defined under Rule 501 of Regulation D, promulgated under the Securities Act: • If your annual income or net worth, or revenue or net assets for a non-natural person, is less than $124,000, then you can invest up to $2,500, or five percent of your annual net worth or income, whichever is greater; or • If the your annual income or net worth, or revenue or net assets for a non-natural person, is more than $124,000, you can invest up to ten percent of your annual income or net worth up to $124,000.
Risk Factors:	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment in our shares. As such, you should carefully consider the information set forth in the "*Risk Factors*" section of this Offering Statement.
Subscription Process:	The investment funds you advance as part of the subscription process will be held in a non-interest-bearing escrow account with our Escrow Agent until, if, and when we perform the initial closing of this Offering and each closing thereafter.

Upon receipt of instructions from the Company and the Intermediary, the Offering will close, your investment funds will be accepted (either in whole or part), then the Escrow Agent will disburse your subscription proceeds to our account, net of any Offering fees and expenses. We will issue your shares concurrently or shortly after we close on your investment funds. If the Offering is terminated without a closing, or if a we do not accept your investment or otherwise, all escrowed funds will be returned promptly without interest. amounts placed into escrow by prospective investors will be returned promptly to them without interest. We will bear the costs and expenses associated with a termination of this Offering.

Use of Proceeds: The purpose of the Offering is to raise capital for development of our drug candidates.

Transfer Restrictions: You may not directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise all or any of your shares without our prior written consent, which may be given or withheld in our sole and absolute discretion.

Voting Rights: Holders of our shares are entitled to one vote per share on all matters presented for a vote of the shareholders.

Dividend Rights: Subject to the provisions of our Governing Documents, our board of directors may declare dividends at any regular or special meeting, in person or via written consent, to be paid in cash, in property, or in shares.

You should note, however, that we do not expect to declare any dividends for the foreseeable future and may never declare dividends.

Anti-Dilution Rights: The shares do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.

Escrow Agent: Enterprise Bank and Trust.

Transfer Agent: We have appointed Colonial Stock Transfer Company, 7840 S 700 E, Sandy, UT 84070, (801) 355-5740, as the transfer agent for our shares.

An investment in our shares in this Offering, and in Regulation Crowdfunding offerings in general, involves a high degree of risk, and you should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, you must rely on their own examination of our business and the terms of this Offering, including the merits and risks involved. The shares we are offering in this Offering have not been recommended or approved by any federal or state securities commission or regulatory authority, and none of these authorities have or will pass upon the accuracy or adequacy of this Offering Statement or our Form C. Additionally, we are offering shares under an exemption from registration; however, the SEC has not made an independent determination that the shares are exempt from registration. We have listed below, not necessarily in order of importance or probability of occurrence, what we believe to be the significant risk factors applicable to us. However, the below risks do not constitute all the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some of our statements herein, including statements concerning the following risk factors, constitute forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" for more information.

RISK FACTORS

Risks Related to Our Business and Industry

We have limited to no operating history upon which investors can evaluate our future prospects.

We are an early-stage, preclinical biotechnology company formed on June 14, 2024. Therefore, we have a limited operating history upon which an evaluation of our current business plan or performance and prospects can be made. Our business and prospects must be considered in light of the potential problems, delays, uncertainties, and complications encountered in connection with a newly established business. The risks include but are not limited to; that our competitors will perform better than we do in the relevant markets; and that we are not able to upgrade and enhance our business. There are no assurances that the Company can successfully address these challenges. If we are unsuccessful, our business, financial condition, and operating results could be materially and adversely affected.

Given our limited operating history, our management has little basis on which to forecast future success. We are confronted with the need to attract and retain consistent investment sources in order to grow our operations rapidly. If we are not funded properly, it will prevent us from carrying out our intended business. To establish a strong market position, we are seeking funding from capital markets which may include debt and equity offerings. Our current and future expense levels are based largely on estimates of planned operations and future revenues rather than experience, and it is difficult to accurately forecast future revenues because our reserves are new, and its market has not been developed. If the forecasts for the Company prove incorrect, the business, operating results, and financial condition of the Company will be materially and adversely affected. Moreover, the Company may be unable to adjust its spending in a timely manner to compensate for any unanticipated reduction in revenue. As a result, any significant reduction in revenues would immediately and adversely affect the Company's business, financial condition, and operating results.

We have not generated any profits or revenues from product sales. As a result, our ability to curtail future losses and reach sustained profitability is unproven, and we may never achieve or sustain profitability.

As of December 31, 2024, our net cash was approximately $1,839,565, and our net loss was approximately ($547,219) for the audited period. To date, we have devoted most of our financial resources to the development of our drug candidates. Because of the numerous risks and uncertainties associated with our industry, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to become profitable. We expect to incur increased expenses as we continue the development and refinement of our product candidates. If any of the jurisdictions in which we operate pass laws that regulate our therapeutic candidates, then we will likely see an increase in our expenses due to our attempts to comply with those regulations. We also expect an increase in our expenses associated with creating additional infrastructure (including hiring additional personnel) to maintain and upgrade our product candidates. As a result, we may incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows may have an adverse effect on our shareholders' equity and working capital. Even if we sustain profitability, we may not be able to increase profitability.

As a preclinical company with no human data, our product candidates may never achieve regulatory approval or commercial success.

Our programs, CNYX-005 and CNYX-001, are currently in preclinical development, and none has yet been tested in humans. We understand that the transition from initial cell-based assays and animal models to human clinical trials is inherently uncertain, protracted, and resource-intensive, especially for novel peptide therapeutics like ours, which are derived from endogenous molecules such as Epitalon. We recognize that we may encounter unexpected safety, tolerability, or efficacy issues during this transition that were not observed in our extensive rodent models. Furthermore, our preclinical results may not fully replicate in human studies due to physiological species differences, unforeseen study design limitations, or pharmacokinetic variability in human subjects. These critical uncertainties could significantly delay or prevent the successful submission of any Investigational New Drug (IND) applications, potentially trigger clinical holds by regulatory authorities, or necessitate extensive additional nonclinical studies, all of which would materially increase our development timelines and costs. Should any of these events occur, our business prospects, financial condition, and results of operations would be materially and adversely affected, jeopardizing our ability to bring these candidates to market.

Positive results in animal models may not translate to efficacy or safety in humans, and our sleep and ophthalmology programs face particularly challenging endpoints.

The preclinical data for our lead candidates, CNYX-005 and CNYX-001, were generated in specialized rat models; however, we recognize that these models may not reliably predict human outcomes, particularly for complex physiological behaviors like sleep architecture and neuroretinal function. Clinical trial endpoints for sleep are often subjective, relying on patient-reported scales, polysomnography, and actigraphy, making them highly susceptible to confounding factors such as placebo effects, variability in individual sleep architecture, and common comorbidities that complicate accurate interpretation. Similarly, our ophthalmology trials for retinitis pigmentosa and macular degeneration frequently depend on surrogate measures such as electroretinography, full-field sensitivity testing, microperimetry, and imaging. Each of these methodologies presents its own set of technical and operational challenges, as well as potential variability across different clinical sites. Regulatory bodies, such as the FDA, may ultimately determine that our proposed endpoints are not clinically meaningful or sufficiently validated, which would require us to pursue alternative study designs. Such changes would inevitably extend our development timelines and significantly increase costs. Any of these challenges could materially and adversely affect our business, financial condition, and results of operations.

If telomerase activation or telomere lengthening creates oncogenic or proliferative risks, our aging program may face heightened safety scrutiny, extended nonclinical testing, and limited clinical adoption.

Our longevity and healthy aging program, which targets telomere biology and related pathways, is entering an area where persistent telomerase activation has been historically associated with increased cellular proliferation and oncogenic risks in certain contexts. Consequently, we anticipate that regulatory authorities will demand heightened safety scrutiny and extensive carcinogenicity and genotoxicity assessments. Even though our peptide analogs are designed for transient or tissue-specific effects, regulators may still require us to conduct lengthy, long-term studies to thoroughly assess potential tumorigenicity, clastogenicity, and any off-target proliferative signaling. Such requirements would inevitably delay our human trials and substantially increase our development expenses. Furthermore, market perception of telomerase-related mechanisms can be cautious due to historical reports of cancer associations, which could impede clinical trial enrollment, limit payer coverage, or hinder physician adoption, even if our candidates demonstrate no demonstrable risk. Should safety concerns arise during nonclinical or clinical studies, we may be forced to discontinue parts of our program or severely restrict approved indications, thereby shrinking our addressable market and undermining the commercial viability of our platform. If any of these events occur, our business, financial condition, and results of operations could be materially and adversely affected.

Our sleep program may fail due to the complexity of circadian biology, heterogeneity of insomnia and sleep deficiency, and the potential for strong placebo responses.

Insomnia and sleep deficiency arise from diverse etiologies, including behavioral factors, psychiatric comorbidities, endocrine changes, and medication use, which complicate patient selection and endpoint interpretation. Placebo effects in sleep trials are well documented and can mask or exaggerate treatment effects, requiring larger sample sizes, longer durations, and more rigorous trial designs to demonstrate statistical significance. Our oral peptide approach depends on predictable pharmacokinetics and a consistent impact on melatonin regulation and downstream circadian signals, which may vary across age groups, metabolic profiles, and concomitant therapies. If CNYX-005 cannot demonstrate meaningful and durable improvements in objective measures of sleep quality and architecture beyond placebo and standard-of-care comparators, investors may question the viability of our sleep franchise and capital may become unavailable on acceptable terms. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Our ophthalmology program may fail if our candidates cannot meaningfully slow retinal degeneration or preserve function in heterogeneous patient populations with variable progression.

Retinitis pigmentosa and macular degeneration comprise diverse genetic and environmental subtypes with differing rates of progression, residual photoreceptor reserve, and responsiveness to intervention. Clinical trials may require stratification by genotype, baseline function, or imaging biomarkers, increasing complexity and risking underpowered analyses if subpopulations are small. Standard-of-care and emerging therapies, including gene therapies and optogenetic approaches, may set efficacy and durability expectations that our peptide-based interventions cannot meet, particularly if the mechanism relies on slowing degeneration rather than restoring function. Regulators or payers may expect structural or functional stabilization over extended durations and across multiple endpoints, a bar that our candidates may not achieve without large, long-term studies that strain resources. If CNYX-001 does not produce clinically meaningful outcomes, the perceived potential of our ocular platform could diminish, shrinking future funding and partnership opportunities. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We may be unable to develop stable, scalable, and commercially viable peptide formulations due to CMC and manufacturing challenges, including shelf life, impurities, and batch consistency.

Peptide therapeutics require meticulous control of synthesis, purity, stereochemistry, aggregation, and degradation, and specification changes during scale-up can alter pharmacology or safety profiles. Stability studies may reveal shorter-than-expected shelf life, necessitating reformulation, new excipients, or cold-chain logistics that raise costs and operational complexity. Release testing, reference standards, and impurity characterization can prove more difficult than anticipated, and regulators may demand additional analytics or validation that delay INDs and trials. Manufacturing changes to improve solubility or bioavailability could trigger comparability assessments or bridging studies, consuming time and capital and increasing the risk of batch failures. If our CMC program cannot reliably produce clinical-grade material meeting cGMP requirements, our development timelines will slip and program economics will deteriorate. Any of these events could materially and adversely affect our business, financial condition and results of operations.

If oral bioavailability of our sleep candidate proves inadequate or highly variable, we may need to change the route of administration, delaying development and increasing costs.

Although CNYX-005 is designed to be orally bioavailable, peptides frequently face enzymatic degradation, first-pass metabolism, and food-effect variability that reduce exposure and increase patient-to-patient heterogeneity. Should pharmacokinetic or pharmacodynamic data in humans reveal insufficient systemic levels or inconsistent circadian modulation, we may need to pursue alternative routes such as subcutaneous injection or transmucosal delivery, each with new formulation, device, and patient adherence challenges. Route changes often require additional GLP toxicology, repeat-dose studies, and new manufacturing processes that reset timelines and budgets, and may diminish the program's commercial attractiveness compared to oral small molecules or existing sleep therapies. If repeated formulation efforts do not achieve adequate and consistent exposure in target tissues, the clinical development path may become untenable. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We depend entirely on third-party CROs, CMOs and academic partners for research, development, and manufacturing, and failures by these parties could significantly delay our programs.

Our asset-light model relies on external partners for all material aspects of preclinical and future clinical work, including study design, data generation, and cGMP supply. If CROs or CMOs fail to meet contractual obligations, timelines, quality standards, or regulatory requirements, we may face data integrity issues, inspection findings, or resupply delays that disrupt studies and harm credibility. Financial distress, turnover, geopolitical disruptions, or changes in ownership at key vendors can reduce capacity or quality and force midstream transitions that are costly and time-consuming. Coordination across multiple geographies increases oversight complexity and raises risks of protocol deviations, inconsistent execution, and variable data quality. If partner performance falls short, our lean internal structure may lack the capacity to remediate quickly or backfill gaps, compounding delays and costs. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Operating through a global network exposes us to logistics, geopolitical and crisis risks that could interrupt supply, delay studies, and increase costs.

We conduct preclinical activities with partners in the U.S., Canada, Europe, and Asia, and future clinical supply may involve cross-border shipments of peptides, excipients, and reference materials. Trade restrictions, sanctions, customs delays, pandemics, natural disasters, or regional conflicts can disrupt transport corridors, raise costs, or block access to qualified facilities and study sites. Regulatory processes vary across jurisdictions, and divergent or changing requirements can complicate harmonized protocols, informed consent, and data standards. Currency fluctuations and local inflation can affect budgets and vendor pricing, while variability in labor markets and regulatory enforcement increases execution risk and compliance exposure. If global events impair continuity or materially change partner availability or pricing, our program schedules and financial plans could be significantly affected. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Supply constraints or quality issues with starting materials and reagents, including amino acids, could delay or compromise our manufacturing.

While amino acids and common peptide synthesis reagents are widely available, quality systems, vendor qualification, and batch-to-batch consistency are critical and may be difficult to secure across multiple suppliers. Contamination, specification drift, or supplier noncompliance with cGMP for clinical intermediates can force requalification or retesting, increasing lead times and risking study delays. Market dynamics or regulatory scrutiny of peptides and compounding could reduce available sources or trigger enforcement actions that ripple into legitimate supply chains. Secondary suppliers may not be able to produce identical material at scale, and transitions could require bridging studies or additional validation. If we cannot ensure reliable, quality-consistent supply of starting materials, our manufacturing timelines and costs will increase and program risk will escalate. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Our asset-light model limits direct control over laboratories, manufacturing, and quality systems, increasing execution and compliance risks.

Because we do not own or operate labs or manufacturing facilities, we rely on partners' quality management systems, training, documentation practices, and inspection readiness. Limited in-house capacity to audit, qualify, and continuously monitor multiple sites may allow procedural gaps or deviations to persist longer than acceptable in tightly regulated environments. If regulators identify deficiencies at a partner facility, remediation plans can be slow, out of our direct control, or economically burdensome, delaying studies or supply. The absence of internal redundancy magnifies the impact of single-site outages or performance issues, raising the probability of program bottlenecks and rescheduling. As we scale, our oversight and vendor management systems must grow in complexity, and failure to do so may compromise data integrity and cGMP compliance. Any of these events could materially and adversely affect our business, financial condition and results of operations.

The loss of key founders, advisors, or consultants could materially impair our progress and strategic direction.

Our founders and advisors provide critical domain knowledge in medicinal chemistry, biology, and regulatory strategy that is not easily replaced. If one or more key contributors become unavailable due to health, personal, or professional reasons, institutional knowledge and program continuity may be compromised. Succession planning is challenging in early-stage companies, and the scarcity of specialized peptide and ocular expertise can prolong recruitment. Competing commitments could limit their ability to participate in time-sensitive tasks like CMC troubleshooting, FDA interactions, or study design refinements. Without adequate depth, the company may struggle to maintain momentum and investor confidence. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We will need substantial additional capital to complete IND-enabling studies and early clinical development, and financing may not be available on acceptable terms.

We estimate a need for approximately $5–6 million to achieve Phase I readiness, but actual costs could materially exceed estimates due to expanded toxicology, additional pharmacology studies, or manufacturing validation. Market conditions for biotech financings can deteriorate due to macroeconomic factors, sector rotations, or negative clinical news from peer companies, raising our cost of capital or restricting access to funds. If we seek partnerships to bridge funding, counterparties may demand terms that dilute control, constrain strategic options, or reduce long-term economics. Insufficient capital could force program deferrals, scaling back of pipeline breadth, or cessation of operations, undermining the business case we present to investors. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Development costs and timelines may be higher and longer than anticipated due to unforeseen regulatory, scientific, or operational requirements.

Regulators may require additional GLP toxicology species, longer duration studies, reproductive or carcinogenicity assessments, or enhanced safety pharmacology not reflected in initial plans. CMC expectations may evolve during pre-IND interactions, adding analytical methods, stability timepoints, or process validation runs that extend schedules and budgets. Scientific hurdles, such as unexpected off-target effects or pharmacokinetic variability, may prompt iterative design and synthesis cycles or alternative formulations. Operational complexities, including CRO scheduling constraints or site capacity issues, can push timelines beyond control even with diligent planning. If cumulative changes materially extend our critical path, our cash runway will shorten and financing needs will increase. Any of these events could materially and adversely affect our business, financial condition and results of operations.

If we cannot secure attractive strategic partnerships, or if partnerships impose unfavorable terms, our ability to fund and advance programs will be limited.

Potential collaborators may be reluctant to engage at the preclinical stage without human proof-of-concept or may prioritize competing modalities like gene therapy over peptides in ophthalmology. Offers we receive may require options on multiple programs, revenue-sharing structures that materially reduce our upside, or governance provisions that restrict decision-making autonomy. Partner diligence may surface concerns about IP scope, CMC maturity, or regulatory strategy that lead to prolonged negotiations or deal failure. If partnership milestones become gating items for financing or operational expansions, delays or terminations could trigger cascading timeline impacts and resource constraints. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We face intense competition from established therapies and emerging modalities in sleep and vision, which may limit adoption and pricing power.

In sleep disorders, entrenched standards include stimulants, wake-promoting agents, sedatives, hormone analogs, orexin modulators, behavioral therapies, and generics with well-characterized safety and cost profiles. Ophthalmology is rapidly innovating with gene therapies, optogenetics, sustained-release anti-VEGF approaches, devices, and combination regimens that aim for durability and functional gains. If our candidates show modest efficacy or require long treatment durations to manifest benefits, clinicians may favor proven options with established reimbursement pathways. Pricing pressure from generics and payer step therapy policies may further challenge the commercial case for novel peptides without clear differentiation. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Physician and patient adoption may be limited by skepticism toward anti-aging mechanisms and peptide-based approaches, particularly in the absence of robust human data.

The longevity and healthy aging space has historically attracted unregulated supplements and interventions, creating reputational challenges for therapeutics legitimately seeking FDA approval. Sleep patients often try over-the-counter products first, and clinicians may prefer familiar agents over novel peptides unless supported by compelling, replicable data with clear safety profiles. Ophthalmologists may prioritize therapies with durable anatomical or functional outcomes and established delivery techniques, while being cautious about compounds perceived as supportive rather than disease-modifying. Market education will require resources and time, and early negative perceptions can persist even after improved data emerge, hindering uptake. If adoption lags expectations, revenue projections and investment theses will be undermined. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Pricing and reimbursement dynamics may materially constrain commercial viability, including potential government price negotiations and payer utilization management.

U.S. payers increasingly use prior authorization, step edits, and narrow formularies, particularly in crowded classes like sleep, to manage costs and limit access to higher-priced therapies. Ophthalmology products often face specialty distribution, buy-and-bill complexities, and site-of-care considerations that affect patient flow and economics. The evolving U.S. drug pricing environment, including laws enabling government price negotiations for certain products, may reduce expected net pricing or shorten the effective economic life of approvals. Pharmacy benefit managers and health plans can demand significant rebates or impose coverage restrictions absent head-to-head superiority or clear budget impact advantages. If reimbursement outcomes are unfavorable or delayed, peak sales potential may be significantly reduced. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We lack commercial infrastructure and experience, and building capabilities for launch and distribution will require significant capital and execution risk.

Commercializing sleep and ophthalmology products demands specialized capabilities in market access, medical affairs, distribution, patient support, and safety monitoring. Establishing these functions internally is costly and time-consuming, while relying on third parties introduces performance, alignment, and quality risks that we cannot fully control. Missteps in launch readiness, messaging, or stakeholder education can lead to slow uptake and reputational damage that is difficult to reverse. If we choose to partner commercialization, terms may materially reduce our economics or strategic flexibility and still require significant internal resources to coordinate effectively. Failure to build or access robust commercial capabilities would impede revenue generation and return on R&D investment. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We may face significant product liability exposure arising from clinical or commercial use of our candidates, and insurance may be inadequate or unavailable.

Adverse events in sleep, including cognitive impairment, falls, mood changes, or interactions with other central nervous system agents, can occur even with non-addictive therapeutics. Ocular treatments risk local reactions, inflammation, changes in intraocular pressure, and device— or preservative-related intolerance, potentially leading to vision-related claims. Product liability insurance for emerging therapeutics is costly and may exclude certain claims or impose limits that do not cover catastrophic events. Litigation—whether or not justified—can consume management attention, delay programs, and harm reputation with clinicians and payers. If claims exceed coverage or coverage cannot be obtained on acceptable terms, our financial position could be severely impacted. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Safety signals, clinical holds, or negative public perception could derail development and damage our platform's credibility.

Unexpected safety findings in GLP toxicology or early human studies can trigger regulatory clinical holds, requiring additional work to justify resumption or, in severe cases, discontinuation of the program. Class-related concerns—such as those arising from telomerase activation, endocrine modulation, or ocular toxicity—can prompt broader scrutiny of our pipeline beyond the implicated program. Media attention to adverse events in adjacent fields can spill over onto our products, depressing investor sentiment and enrollment even when not directly applicable. If public or professional perception turns negative, we may face delays in trial recruitment, challenges retaining investigators, and increased difficulty raising capital. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Reliance on third-party data generation raises risks of data integrity issues, reproducibility challenges, and regulatory acceptance problems.

CROs and academic labs vary in methods, equipment, personnel training, and documentation practices, and minor differences can materially affect results in complex assays. Regulators are increasingly attentive to data integrity, and deficiencies in source documentation, audit trails, or quality controls can lead to rejection of studies or demands to repeat experiments. If key findings cannot be reproduced across independent sites, our scientific case weakens, requiring larger or redesigned studies to restore confidence. Data standardization across geographies is difficult, and translation errors or misinterpretation can compound risk in multi-jurisdictional programs. If regulators question the reliability of our data, advancement into the clinic may be delayed or denied. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Clinical trial execution may be hampered by enrollment challenges, protocol deviations, and site performance variability, particularly in rare disease and older populations.

Retinitis pigmentosa studies may struggle to enroll due to small patient pools, genotype diversity, and travel burdens, while older adults in sleep studies may have comorbidities that complicate inclusion criteria and increase dropout rates. Site quality varies, and deviations from protocols or inconsistent endpoint assessments can degrade data quality and introduce bias. Competition for patients from other studies in sleep and ophthalmology can slow recruitment and require additional sites, raising costs and operational complexity. If trials take longer than planned or produce equivocal results due to execution issues, we may need to conduct additional studies or adjust endpoints, prolonging time to value. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Our intellectual property may be insufficient to block competitors, since Epitalon is off-patent and our strategy relies on novel analogs, formulations, and methods of use.

Composition-of-matter claims for analogs may face novelty and non-obviousness challenges if prior art covers closely related sequences or known modifications. Method-of-use claims can be narrow, easier to design around, and difficult to enforce against off-label use or alternative pathways that achieve similar biological effects. Formulation and process patents may provide limited protection if competitors develop different excipients or synthesis routes that avoid claims. Even robust patents can be challenged through administrative proceedings or litigation, diverting resources and creating uncertainty around exclusivity. If our IP does not provide adequate protection, commoditization risk rises and long-term economics weaken. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We may lack freedom to operate if third-party patents cover key modifications, delivery approaches, or biomarkers, necessitating licenses on unfavorable terms or litigation.

Peptide chemistry, circadian biology, ocular delivery, and biomarker methods are active patent areas, and claims can be broad or overlapping, increasing the risk of inadvertent infringement. Freedom-to-operate analyses are complex and evolve as our candidates advance and new patents issue, potentially revealing blocking IP late in development. Licenses needed to avoid infringement may carry milestones, royalties, or field-of-use restrictions that materially reduce our economics or strategic flexibility. Patent disputes are costly, time-consuming, and uncertain, and adverse outcomes could require product redesigns or program termination. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We may be unable to secure clear ownership of inventions developed by consultants and contractors, risking disputes and loss of IP rights.

Contractor agreements must contain robust assignment, confidentiality, and waiver provisions to ensure company ownership of inventions and related know-how. Variations in contracting standards across academic institutions and international partners can create gaps or conflicts that are discovered only when enforcement is needed. If contributors assert rights due to inadequate assignment language or local law considerations, we may face protracted negotiations or litigation to consolidate ownership. Ambiguities in inventorship can complicate patent prosecution, delay issuance, or weaken enforceability in future disputes. If we cannot confirm clean ownership chains, our ability to protect and monetize our IP will be impaired. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Patent terms may expire before or shortly after commercialization, limiting exclusivity periods and return on investment.

Provisional filings may convert into applications with priority dates that reduce effective patent life relative to regulatory timelines, especially if development delays occur. Even with patent term extensions where applicable, exclusivity may be insufficient to deter competition from alternative modalities or follow-on analogs. Orphan drug exclusivity, if obtained, would be indication-specific and limited in duration, and may not overlap effectively with patent coverage to provide broad protection. If market uptake is slower than expected, the window to recoup R&D investment could close before meaningful revenues are realized. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Orphan drug strategies may fail to deliver meaningful exclusivity or economic advantage, and competitors may obtain approvals that erode our position.

Orphan designation is discretionary and requires meeting prevalence thresholds and other criteria that regulators may interpret narrowly. Even with orphan exclusivity, competitors can pursue the same indication if they demonstrate clinical superiority, or they may obtain approvals in overlapping patient subsets that diminish practical market protection. Payers may treat orphan products with heightened scrutiny on value-based metrics, constraining pricing and limiting reimbursement to narrow subpopulations. If orphan strategies do not translate into defensible market positions, investment in rare disease programs may not be justified by returns. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Our trade secret protection may be inadequate in a small organization operating across many third parties, increasing the risk of leakage and competitive harm.

Even with confidentiality agreements, practical control over proprietary methods, formulations, and data is limited in multi-vendor arrangements. Cybersecurity threats, social engineering, or simple lapses in protocol can expose sensitive information, and legal remedies may be limited or slow, especially in cross-border contexts. Academic collaborators may publish findings on timelines and scopes that create unintended prior art or narrow patent options despite our IP strategy. If trade secrets are compromised, competitors can accelerate development or design-around our patents more efficiently. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Our association with anti-aging and wellness themes could attract unregulated actors and grey market activity that confuses clinicians and patients and harms our reputation.

Epitalon and related peptides have circulated in non-medical channels, including supplements and compounding settings, which can create erroneous expectations or safety concerns among stakeholders. Reports of misuse or low-quality products marketed without FDA approval can taint perceptions of legitimate therapeutics in the same conceptual space. Physicians may hesitate to engage with clinical studies perceived as adjacent to unregulated markets, reducing enrollment rates and investigator interest. If reputational spillover impedes professional acceptance, our commercialization and partnership prospects could suffer. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We may encounter unexpected endocrine, reproductive, or ocular safety signals that require program redesigns or discontinuation.

Modulating melatonin or circadian pathways can have downstream effects on endocrine axes, mood, metabolism, and cardiovascular parameters that may emerge only in humans. Ocular treatments carry risks of localized inflammation, structural changes, or tolerance issues related to repeated administration or excipients, especially in fragile retinal environments. Reproductive toxicology or developmental studies might reveal risks that restrict patient populations or demand risk mitigation plans that complicate trial operations. Discovering such signals late can force costly redesigns or termination, damaging investor confidence and platform value. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Variability in oral peptide absorption and potential food or drug interactions could complicate dosing, adherence, and real-world effectiveness.

Gastrointestinal stability and permeability differ across individuals, and concomitant medications or dietary patterns can influence peptide exposure and pharmacodynamics. Achieving consistent circadian modulation may require dose titration or timing regimens that reduce convenience and adherence compared to once-daily small molecules. Interactions with common sleep-related medications or supplements may necessitate label restrictions that limit usability in real-world practice. If variability undermines effectiveness or adds complexity, prescribers may favor alternatives with simpler regimens and predictable responses. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Analytical methods, reference standards, and comparability assessments may be more complex than anticipated, delaying development.

Developing stability-indicating assays, impurity profiling, and potency measures for peptides can be technically challenging, especially when minor modifications change degradation pathways. If initial methods lack sensitivity or specificity, regulators may require method redevelopment and validation that add months to timelines. Manufacturing changes to improve yield or purity can alter analytical profiles, triggering comparability studies and potentially requiring clinical bridging. Failures or delays in setting robust analytical frameworks can cascade into supply interruptions and regulatory setbacks. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Resource allocation across multiple programs may dilute focus and increase the risk that none achieves key milestones on schedule.

Pursuing sleep, ophthalmology, and aging programs in parallel creates competing demands for limited capital, management attention, and vendor capacity. If prioritization shifts due to preliminary data, we may incur sunk costs and lose momentum in deprioritized areas, impairing overall platform value. Investors and potential partners may prefer a streamlined strategy targeting fewer, de-risked indications, and perceive a broad pipeline as unfocused. Diversification can mitigate single-asset risk, but in small teams it also increases execution risk across the board. If we do not achieve milestone cadence in at least one program, fundraising and partnership options may deteriorate. Any of these events could materially and adversely affect our business, financial condition and results of operations.

If regulators require confirmatory or long-term outcomes studies post-approval, we may face substantial ongoing costs and risk of withdrawal for lack of verified benefit.

Accelerated or expedited pathways in ophthalmology and sleep may hinge on surrogate or intermediate endpoints that must be confirmed through additional trials. Post-approval commitments can be costly and complex, with recruitment challenges that persist after market entry and affect timelines for verification. Failure to demonstrate expected real-world benefit can lead to label restrictions or withdrawal, damaging brand and financial projections. Even successful confirmatory studies may reveal narrower-than-expected responder populations, limiting commercial potential.

International operations may expose us to compliance burdens and financial volatility, including data transfer, customs, and currency risks.

Clinical or preclinical work outside the U.S. can trigger obligations under data protection laws, ethical review regimes, and import/export controls for biological materials. Currency swings can impact contract pricing and budget predictability, while local taxation and regulatory fees add complexity and cost. Customs challenges may delay shipment of investigational products or reference standards, affecting study timelines. Differences in regulatory interpretations across authorities can necessitate protocol adjustments or additional documentation burdens.

Environmental, health, and safety risks inherent in laboratory and manufacturing activities—though outsourced—may still result in liability for us.

CROs and CMOs handle hazardous chemicals and biological materials, and accidents, exposures, or improper disposal can lead to regulatory actions and third-party claims. Contractual indemnities may not fully cover environmental liabilities or may be limited by vendor financial capacity. If an incident involves our materials or projects, reputational harm can occur even if we were not directly responsible. Insurance coverage may exclude certain environmental risks or be insufficient for large-scale events.

We may be unable to obtain sufficient insurance coverage, including directors and officers liability and clinical trial insurance, at acceptable cost.

Hardening insurance markets for life sciences companies can limit availability or materially increase premiums and deductibles. Policy exclusions for certain claims or geographies may leave gaps that become apparent only after an incident occurs. As we initiate clinical trials, insurers may demand higher limits or special conditions that strain budgets. If claim experience deteriorates in the sector, renewal terms may worsen or coverage may be withdrawn, exposing us to unmanaged risks.

As a small, early-stage company, we may have material weaknesses in internal controls and reporting as we become a public company, which could impair investor confidence.

Scaling financial reporting, disclosure controls, and governance to public company standards is resource-intensive and requires experienced personnel and systems. If we fail to remediate weaknesses promptly, we may encounter errors in financial statements or delays in SEC filings, attracting scrutiny and undermining credibility. Implementing Sarbanes-Oxley compliance will require incremental costs and process changes that compete with R&D budgets. Investors may react negatively to control deficiencies, affecting valuation and financing access.

We may not achieve durable differentiation against established or emergent mechanisms in sleep and ocular diseases, limiting market share.

Peptide therapeutics must demonstrate clear advantages in efficacy, safety, convenience, or cost relative to non-peptide competitors to gain traction. If our sleep candidate does not show superior improvements in objective sleep parameters or reduced adverse effects compared to orexin modulators or sedative-hypnotics, prescribers may default to familiar agents. In ophthalmology, if functional preservation or anatomical stabilization is not on par with gene therapy or sustained-release paradigms, adoption will be limited. Absent head-to-head data, payers may not grant favorable access, further eroding our competitive position.

If we cannot build or access specialized regulatory and clinical operations expertise, we may misnavigate key interactions and trial execution.

Successfully planning INDs, endpoint strategies, and expedited pathway requests requires seasoned regulatory judgment and trial design skills. Our consultant model may be insufficient to manage complex, multi-site ophthalmology trials or nuanced sleep study operations without dedicated leadership. Misalignment on strategy or documentation quality can lead to adverse feedback from regulators, necessitating rework or delaying trials. Recruiting experienced clinical operations talent is competitive and costly, and delays in hiring can stall critical path activities.

We may face challenges demonstrating mechanism-specific biomarkers that regulators and payers accept as meaningful, hindering development and access.

Circadian rhythm modulation and retinal neuroprotection are multifactorial, and single biomarkers may not capture clinically relevant effects or correlate with outcomes. Absence of validated biomarkers could force larger trials focused on distal endpoints, increasing cost and time to readouts. Payers increasingly seek evidence linking biomarkers to outcomes for coverage decisions; failure to provide such evidence can delay or restrict reimbursement. Developing and validating biomarkers across sites adds complexity and may create data harmonization issues.

Negative results or setbacks in one program may spill over to other programs due to perceived platform risks, harming financing and partnership prospects.

Investors and partners often generalize concerns across a company's pipeline when a single program encounters safety or efficacy problems, especially in early stages. If our sleep candidate fails on circadian endpoints or shows safety issues, stakeholders may infer broader risks for ocular or aging programs despite distinct biology. Conversely, setbacks in ophthalmology could raise doubts about our translational rigor and CMC capabilities overall. Such contagion effects can depress valuation, trigger partner terminations, and reduce access to capital.

Our estimates of addressable market size may be wrong, and real-world eligible patient populations could be smaller due to diagnostic, access, or clinical factors.

Sleep disorders are prevalent, but many patients are undiagnosed, unwilling to seek treatment, or prefer non-pharmacologic approaches that reduce potential demand. Rare retinal diseases involve small, dispersed populations, with genotype-specific eligibility narrowing recruiting pools and commercial reach. Clinical contraindications, comorbidities, and concomitant medications may further limit eligibility, shrinking the market below optimistic projections. If peak sales expectations prove overstated, investment and development prioritization may need recalibration.

Macroeconomic conditions and sector sentiment may materially affect our ability to raise capital and pursue our strategy.

Biotech markets can become risk-averse due to interest rate increases, geopolitical shocks, or high-profile failures, reducing investor appetite for preclinical stories. Valuation compression may force down-round financings, increasing dilution and complicating governance dynamics. Strategic acquirers or partners may retrench and prioritize internal programs, delaying or canceling transactions we depend on for funding. If capital access tightens at critical junctures, we may have to halt or slow development, impairing long-term value creation.

We will operate in a competitive and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

The biotechnology market through which we intend to derive substantially all of our revenue is a rapidly evolving industry. The growth of this market is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the industry, many of which are beyond our control, including:

- changes in consumer demographics and public tastes and preferences;
- regulatory agencies, national and local governments and municipalities restricting our ability to operate our services in various jurisdictions at the level at which we desire to operate, or at all; and
- general economic conditions.

Our ability to plan for development will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of potential customers. In addition, we may be restricted from operating our business in certain jurisdictions due to public health and safety measures implemented in response future pandemics or unforeseen disasters, including war. Additionally, from time to time we may re-evaluate the markets in which we operate and the performance of our current business model, and we may in the future discontinue operations in certain markets as a result of such evaluations. Any of the foregoing risks and challenges could adversely affect our business, financial condition, and results of operations.

We may expand our business in the future and enter into new lines of business or geographic markets, which may result in additional risks, uncertainties and costs in our business.

We may grow our business by offering additional services, by entering into new lines of business and by entering into, or expanding our presence in, new geographic markets. Introducing new services could increase our operational costs and the complexities involved in managing such services, including with respect to ensuring compliance with applicable regulatory requirements. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of investors due to the perception that we are no longer focusing on our core business. In addition, we may, from time to time, explore opportunities to grow our business via acquisitions, partnerships, investments, or other strategic transactions. There can be no assurance that we will identify, negotiate, or complete such transactions, that any completed transactions will produce favorable financial results, or that we will be able to successfully integrate an acquired business with ours.

Entry into certain lines of business or geographic markets or introduction of new types of services may subject us to new laws and regulations with which we are not familiar or from which we are currently exempt and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, communication and information technology services, and depreciation and amortization, will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to growing our business or entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition, and results of operations could be materially and adversely affected.

Our strategy may not be successful.

We intend to expand our operations and customer base, in large part, by developing our therapeutic candidates. Our operations are subject to all the risks inherent in the growth of a new business. The timing and related expenses of expansion may cause our revenues, if any, to fluctuate. The likelihood of our success must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business and the reliance on our ability to establish ongoing relationships with operators, mineral rights owners, and surface owners, and satisfy legal and regulatory requirements, as we encounter uncertainty about implementation of our strategies and capabilities, unfamiliarity with our operating methods, and competition. We may not be successful in our proposed business activities.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between us and our clients, our clients, us and our employees, our clients and our employees, and us and our directors and officers, if any. As we expand the scope of our business, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients' confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in several ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

Our reputation, or the reputation of our industry as a whole, may be harmed.

The reputation of our brand is critical to our business and competitiveness. If we fail, or are perceived to have failed, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. Such issues may include mishandling client complaints, potential conflicts of interest, privacy breaches, client data leaks, improper sales practices, as well as failures to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce clients' confidence in us or increase client attrition rate, which may adversely affect our reputation and business. In addition, any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of us, including our management, business, compliance with law, financial condition, or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

Negative publicity about the biotechnology industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Moreover, negative publicity about our partners, service providers, or other counterparties, such as negative publicity about their client complaints and any failure by them to adequately protect the information of our investors and borrowers, to comply with applicable laws and regulations, or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We and our manager and officers, if any, may be subject to litigation, arbitration, or other legal proceeding risk.

We and our management team members or manager or managers, if any, may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this memorandum, we or our manager and officers are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by many claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition and results of operations and cash flows.

Our directors, officers or members of management may have conflicts of interest.

Certain of our directors, officers, and other members of management serve and may in the future serve as directors, officers, and members of management of other companies, and therefore, it is possible that a conflict may arise between their duties as one of our directors, officers or members of management and their duties as a director, officer or member of management of such other companies. Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with applicable law and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

Our future profits are influenced by many factors, including economics, technological advancements, world events, and changing customer preferences. We believe that the markets for our products and services will continue to grow and that we will be successful in marketing our products and services in these markets. If our expectations as to the size of these markets and our ability to sell our products and services in this market are not correct, our revenue may not materialize, and our business will be adversely affected.

Our products, services, or processes could be subject to claims of infringement of the intellectual property of others.

Claims that our products, services, business methods, or processes infringe upon the proprietary rights of others may not be asserted until after the commencement of commercial sales of its offerings. Significant litigation regarding intellectual property rights exists in our industry. Third parties may also make claims of infringement against us in connection with the use of its technology. Any claims, even those without merit, could be expensive and time-consuming to defend, cause us to cease making, licensing, or using services that incorporate the challenged intellectual property, divert management's attention and resources, or require us to enter into royalty or licensing agreements in order to obtain the right to use a necessary feature of any proposed mobile app or other product or service. We cannot be certain of the outcome of any litigation with respect to the foregoing matters or otherwise. Any royalty or licensing agreement, if required, may not be available to us on acceptable terms or at all. Our failure to obtain the necessary licenses or other rights could prevent the development or distribution of our products and services and, therefore, could have a material adverse effect on our business.

We may be subject to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions on us our external service providers.

We also face indirect technology, cybersecurity and operational risks relating to the third parties whom we work with to facilitate or enable our business activities. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on our counterparties. Any cyber-attack, computer virus, physical or electronic break-ins or similar disruptions of such third-party service providers could, among other things, adversely affect our ability to serve our users, and could even result in the misappropriation of funds of our investors and borrowers. If that were to occur, both we and third-party service providers could be held liable to clients who suffer losses from the misappropriation. Security breaches or unauthorized access to confidential information could also expose us to risk relating to misappropriation of funds of our clients, which may subject us to liabilities, reduce the attractiveness of our marketplace and cause reputational harm and adversely impact our results of operations and financial condition.

Adverse developments in general business and economic conditions as well as conditions in the global capital market could have an adverse effect on the demand for our services, the business, and the financial condition and results of operations and our customers.

Volatility in the global capital market, which impacts interest rates, currency exchange rates and the availability of credit, could have an adverse effect on our business, financial condition and results of operations and our customers. Financial difficulties of customers, whether as a result of a downturn in general economic or industry conditions or otherwise, may result in failures of customers to timely pay amounts due or adversely affect the collectability of our accounts receivable, which could have a material adverse effect on our business, financial condition and results of operations. A bankruptcy or liquidity event by one or more of our customers could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract and retain qualified management, we will be unable to operate efficiently, which could reduce our profitability.

Our business is managed by a small number of key executive and operational officers. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. Labor shortages, increased labor costs or the loss of key personnel could reduce our profitability and negatively impact our business. Future growth could also impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. To the extent that we are unable to manage our growth effectively or are unable to attract and retain additional qualified management, we may not be able to expand our operations or successfully execute our business plan.

Labor shortages and/or our ability to attract and retain skilled workers may impair growth potential and profitability.

Our industry is labor intensive, and many businesses experience a high rate of employee turnover. At times of low unemployment rates in the United States, it is typically more difficult for us to find qualified personnel at low cost in some geographic areas where we operate. Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers, create leadership opportunities, and successfully implement diversity, equity and inclusion initiatives. Further, our relationships with some customers could suffer if we are unable to retain the employees with whom those customers primarily work and have established relationships. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for employees is high, and the supply is limited. A significant increase in the wages paid and benefits offered by competing employers could also result in a reduction in our labor force, increases in our labor costs, or both. Prolonged labor shortages, increased turnover or labor inflation could diminish our profitability and impair our growth potential which could have a material adverse effect on our reputation, business, financial condition, results of operations or cash flows.

Information technology system failures, network disruptions or cybersecurity breaches could adversely affect our business.

We use and rely significantly on sophisticated information technology systems, networks, and infrastructure in conducting our day-to-day operations, providing services to certain customers, and protecting sensitive Company information. In addition, we also rely on third-party software and information technology for certain of our critical accounting, project management and financial information systems. We also collect and retain information about our customers, Shareholders, vendors, and employees, with the expectation by such third parties being that we will adequately protect such information.

Information technology system failures, including suppliers' or vendors' system failures, could disrupt our operations by causing transaction errors, processing inefficiencies, the loss of customers, other business disruptions or the loss of employee or other third-party personal information. We have in the past experienced system interruptions and delays and expect that such interruptions and delays may occur in the future, given the increasing diversity and sophistication of cybersecurity threats. In addition, our systems, networks and infrastructure could be damaged or interrupted by natural disasters, power loss, telecommunications failures, intentional or inadvertent user misuse or error, failures of information technology solutions, computer viruses, malicious code, ransomware attacks and acts of terrorism. We may also be subject to physical or electronic security breaches, including breaches by computer hackers or cyber-terrorists or unauthorized access to or disclosure of our or our customers' data. These events could impact our customers, employees and reputation and lead to financial losses from remediation actions, loss of business or access to our business data, potential liability or an increase in expenses, all of which may have a material adverse effect on our business. Similar risks could affect our customers and vendors, indirectly affecting us. While we have security, internal control and technology measures in place to protect our systems and networks, these measures could fail as a result of a cyber-attack, other third-party action, employee error, malfeasance or other security failure. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, current and future laws and regulations governing data privacy and the unauthorized disclosure of confidential information may pose complex compliance challenges and result in additional costs. A failure to comply with such laws and regulations could result in penalties or fines, legal liabilities or reputational harm. The continuing and evolving threat of cyber-attacks has also resulted in increased regulatory focus on risk management and prevention. New cyber-related regulations or other requirements could require significant additional resources and cause us to incur significant costs, which could have an adverse effect on our results of operations and cash flows.

We regularly evaluate the need to upgrade or replace our systems and network infrastructure to protect our information technology environment, to stay current on vendor supported products and to improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management's attention, or causing delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have an adverse effect on our business.

Actual and potential claims, lawsuits and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.

We may be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract or property damage. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. We also are, and are likely to continue to be, from time to time, a plaintiff in legal proceedings against customers, in which we seek to recover payment of contractual amounts we are owed as well as claims for increased costs we incur. When appropriate, we establish provisions against possible exposures, and we adjust these provisions from time to time according to ongoing exposure. If our assumptions and estimates related to these exposures prove to be inadequate or inaccurate, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logos. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent infringement or misappropriation of these rights. Although we believe that we have sufficient rights to all of our trademarks, service marks and other intellectual property rights, we may face claims of infringement that could interfere with our business or our ability to market and promote our brands. Any such litigation may be costly, divert resources from our business and divert the attention of management. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks, service marks or other intellectual property rights in the future and may be liable for damages, which in turn could materially adversely affect our business, financial position or results of operations.

Although we make a significant effort to avoid infringing known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful and from time to time we may receive notice that a third party believes that our use of certain trademarks, service marks and other proprietary intellectual property may be infringing certain trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management's attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific mark or other rights, may be required to enter into licensing arrangements from the third-party claiming infringement (which may not be available on commercially reasonable terms, or at all), or may become liable for significant damages. If any of the foregoing occurs, our ability to compete could be affected or our business, financial position and results of operations may be adversely affected.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank Corp., or Signature, and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.

Although we do not have any funds deposited with SVB, Signature Bank or any financial institution currently in receivership, we regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of a depository institution to return deposits could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance. Furthermore, if any of our partners, suppliers or other parties with whom we conduct business are unable to access funds with such a financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to credit agreements and arrangements with these financial institutions, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of these financial institutions and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These risks include, but may not be limited to, the following:

- delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

- inability to enter into credit facilities or other working capital resources;

- potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or

- termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial and/or contractual obligations, or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier, or the loss of any significant supplier relationships, could cause us to suffer material losses and may have a material adverse impact on our business.

Risks Related to Government Regulation

We may be unable to obtain FDA approval of our product candidates, and our regulatory pathway as peptide therapeutics is subject to uncertainty.

As a company developing synthetic peptide candidates, we face significant regulatory uncertainty regarding how the FDA will classify and review our products. The FDA's final rule defines a "protein" as a molecule with more than 40 amino acids, which means our shorter peptides are generally reviewed as "drugs" under the FD&C Act by CDER, rather than as "biological products" under the PHSA by the CBER. However, for novel modalities, jurisdictional consultation between CDER and CBER can still occur, and the ultimate classification can influence the required studies, exclusivity periods, and the review division, all of which create uncertainty in our development timelines and data requirements. Even if we design and complete the studies we believe are necessary, the FDA's benefit-risk determinations are highly indication-specific. Agency guidance for peptides highlights concerns around immunogenicity and clinical pharmacology, and the FDA may require longer safety follow-up or additional endpoints if there are mechanism-based concerns. Results that are sufficient for one patient population may not support approval in another, or may result in narrower labeling, which could delay or prevent approval and limit our commercial opportunity. This regulatory ambiguity could materially and adversely affect our business, financial condition, and results of operations if it leads to unexpected requirements or delays.

FDA may not allow our planned clinical trials to proceed on our timelines, and we may face clinical holds or additional nonclinical testing requirements.

Our ability to initiate and conduct clinical trials is contingent on FDA approval of our IND applications, which must include comprehensive pharmacology, toxicology, and CMC information. The FDA can place a clinical hold on our trials if the IND lacks sufficient information to assess risk, if the proposed protocols present unreasonable risk, or if there are deficiencies in investigators or materials. Peptide CMC sections are subject to intense scrutiny for identity, impurities, and stability, and any gaps can trigger requests for additional information and delay trial initiation. For mechanisms with theoretical proliferative risk, such as those involving telomerase activation, the FDA may require enhanced genotoxicity or carcinogenicity assessments before or during clinical trials. Clinical holds can halt dosing and, depending on the nature of the issue and the bandwidth of our CROs to generate new data, can last for months. These delays can significantly impact our development timelines, increase costs, and erode investor confidence.

We may not qualify for, or benefit meaningfully from, expedited programs such as Fast Track, Breakthrough Therapy, Accelerated Approval, Priority Review, or Orphan Drug.

We may not qualify for, or benefit meaningfully from, expedited regulatory programs such as Fast Track, Breakthrough Therapy, Accelerated Approval, Priority Review, or Orphan Drug designation. These designations are discretionary and require evidence that our product candidates address serious conditions and unmet medical needs, which regulators may judge insufficient based on preclinical data alone. Even if we are granted expedited status, these pathways do not guarantee approval and may increase the burden of post-approval commitments or reliance on surrogate endpoints that could later be challenged. Orphan drug designation, in particular, can be denied due to evolving prevalence estimates or regulators' interpretation of subpopulation delineations. Priority Review may shorten review time but does not change the evidentiary standards, and resource constraints within regulatory agencies can erode the timing benefits. If expedited pathways do not materialize or provide only limited advantages, our development timelines may remain lengthy and uncertain, which could materially and adversely affect our business and financial outlook.

Post-approval obligations, including potential REMS requirements and pharmacovigilance, could be burdensome and costly, and failure to comply could result in enforcement actions.

If our product candidates are approved, we will be subject to post-approval obligations that can be burdensome and costly. The FDA may impose REMS for sleep or ocular products if specific safety risks are identified, requiring heightened monitoring, prescribing controls, or patient education. Pharmacovigilance demands, including risk management plans and periodic safety reporting, require sustained resources and can uncover safety signals that necessitate label changes or usage limitations. Inadequate complaint handling, adverse event reporting, or field corrective actions can lead to warning letters, fines, or even market withdrawal. International regulators may impose similar or distinct obligations, multiplying the complexity and cost of compliance. If post-approval commitments strain our resources or reveal limiting safety profiles, our commercial opportunity could shrink, and our business, financial condition, and results of operations could be materially and adversely affected.

We will be subject to strict advertising and promotion rules and cannot make anti-aging or off-label claims, which may limit market messaging and adoption.

We will be subject to strict advertising and promotion rules, and we cannot make anti-aging or off-label claims about our products. The FDA and other regulators closely monitor promotional materials to ensure they are consistent with approved labeling and supported by substantial evidence. Claims related to general "anti-aging" benefits are unlikely to be permissible unless supported by a specific, approved indication and robust clinical data. Violations can prompt enforcement actions, including warning letters and fines. Restrictions on comparative claims and class-wide statements may constrain our ability to differentiate our products from competing therapies. Digital and social media outreach is subject to the same standards, and any missteps can quickly attract regulatory attention and reputational harm. If these promotional limitations reduce our ability to educate stakeholders, adoption of our products may be slower than projected, which could negatively impact our commercial success.

Evolving FDA scrutiny of unapproved peptides and compounding practices could indirectly affect our supply chain and regulatory interactions.

The FDA's increasing scrutiny of unapproved peptides and compounding practices could indirectly affect our supply chain and regulatory interactions. Regulatory actions targeting peptide compounding and marketing outside approved drug pathways may lead suppliers to tighten their policies or discontinue certain materials to avoid enforcement risk. Increased oversight can also heighten scrutiny of peptide therapeutics entering clinical development, raising expectations for CMC rigor and nonclinical testing. Public communications that conflate our investigational products with unapproved peptides could bias regulators or complicate discussions around patient protections. Adjustments in regulatory guidance or enforcement priorities may necessitate procedural changes or additional documentation, increasing our operational burden and potentially delaying development.

We must comply with Good Clinical Practice requirements and ethics oversight across jurisdictions, and lapses could invalidate data or delay approvals.

We must comply with GCP requirements and ethics oversight across all jurisdictions in which we conduct clinical trials. This includes rigorous informed consent processes, protocol adherence, and data accuracy, with IRB or ethics committee approvals required at each site. International studies add further complexities, such as translation accuracy, local privacy laws, and varying standards for vulnerable populations, all of which increase the risk of compliance gaps. Inspections by the FDA or foreign authorities can expose deficiencies that require corrective actions and jeopardize data acceptance. If key sites perform poorly or misconduct occurs, we may need to exclude data, reduce statistical power, or repeat studies, all of which could delay approvals and increase costs.

We must ensure our CMOs comply with cGMP, and regulatory inspections or findings could interrupt supply and delay development.

We must ensure that our CMOs comply with cGMP regulations. Manufacturing deviations, documentation errors, or quality system gaps at CMOs can lead to Form 483 observations, warning letters, or import alerts, jeopardizing clinical supply continuity. Pre-approval inspections assess readiness for commercial production and can reveal issues that require significant remediation time and investment. Changes to processes or facilities can trigger comparability assessments or bridging studies, adding regulatory complexity. If a key CMO loses licensure or fails to meet cGMP standards, transitioning to an alternate supplier may be lengthy and costly, potentially delaying development and commercialization.

Competitors may pursue 505(b)(2) pathways or other regulatory strategies that erode our exclusivity and accelerate market entry.

Competitors may pursue alternative regulatory strategies, such as the 505(b)(2) pathway, which allows them to reference existing literature or approved products to streamline development and reduce time to market compared to full 505(b)(1) programs. Method-of-use claims may not prevent approval of products with similar mechanisms that establish safety and efficacy via bridging data. In ophthalmology, alternative delivery methods or payloads could be approved on compelling data without infringing our patents or relying on our data packages. If rivals secure approvals faster or with narrower evidence, they may still siphon market share and payer preference, which could erode our exclusivity and commercial prospects.

Drug pricing reforms, including potential government price negotiations and transparency rules, could reduce net prices and revenue visibility.

Drug pricing reforms, including potential government price negotiations and transparency rules, could reduce our net prices and revenue visibility. Federal and state initiatives to control drug costs can mandate discounts, cap price increases, or initiate negotiations for certain products, affecting our price and margin projections. Transparency requirements may expose our contracting practices and net pricing, inviting public scrutiny and further policy responses. PBM reforms could alter rebate structures and formulary dynamics in unpredictable ways, complicating our access strategies. International reference pricing or parallel importation risks may also affect our future global operations, all of which could materially and adversely affect our business, financial condition, and results of operations.

We are subject to healthcare fraud and abuse laws, including the Anti-Kickback Statute and the False Claims Act, and violations could result in significant penalties.

We are subject to healthcare fraud and abuse laws, including the Anti-Kickback Statute and the False Claims Act, and violations could result in significant penalties. Our interactions with investigators, prescribers, and patient support programs must be structured to avoid inducing or rewarding the ordering of products, and compliance frameworks are complex and evolving. Improper promotion, pricing, or reporting practices can trigger civil or criminal liability, corporate integrity agreements, or exclusion from federal programs. Even conduct during clinical development—such as study payments or grant support—can be scrutinized if perceived as influencing prescribing behavior post-approval. Defending against such allegations is costly and distracting, even when claims lack merit, and could materially impact our operations and reputation.

International operations expose us to anti-corruption laws such as the Foreign Corrupt Practices Act and similar regimes, and violations could result in severe sanctions.

Our international operations expose us to anti-corruption laws such as the Foreign Corrupt Practices Act (FCPA) and similar regimes. Engagements with public hospitals, regulatory agencies, or state-affiliated institutions outside the U.S. require rigorous controls to prevent improper payments or benefits. Third-party intermediaries can create FCPA risk if not adequately vetted and monitored, and liability may attach for their conduct. Investigations can be triggered by whistleblowers or routine audits and often require extensive document production and internal reviews. Sanctions can include substantial fines and long-term reputational harm that chills partnerships and access to markets.

We must comply with data protection laws such as HIPAA, CCPA, and international privacy regimes, and breaches or noncompliance could lead to penalties and litigation.

We must comply with data protection laws such as HIPAA, CCPA, and international privacy regimes, and breaches or noncompliance could lead to penalties and litigation. Clinical data handling requires strict safeguards, de-identification where appropriate, and adherence to consent limitations on use and disclosure. Cross-border data transfers invoke additional obligations such as standard contractual clauses or adequacy determinations, with evolving jurisprudence that can shift compliance requirements. Cybersecurity incidents at our vendors or within our systems can expose sensitive patient data, leading to regulatory notifications, fines, and class actions. Implementing robust privacy and security programs is costly and must be continuously updated to address new threats and legal changes. Any failure in these areas could materially and adversely affect our business, financial condition, and results of operations.

We are subject to environmental and transportation regulations for biological materials and chemicals used in our studies, and violations—even by our vendors—can impact us.

We are subject to a complex web of environmental and transportation regulations governing the handling, shipping, and disposal of biological materials and chemicals used in its research and development activities. Compliance with regulations such as those set by the Department of Transportation and the International Air Transport Association is mandatory for the shipment of investigational products and samples. Noncompliance can result in significant fines, shipment delays, and interruptions to critical research timelines.

Moreover, the company relies on third-party vendors for the handling and disposal of hazardous waste, which is regulated by various environmental agencies. If a vendor fails to comply with these regulations, enforcement actions may be taken not only against the vendor but also against our company as the commissioning entity, potentially leading to legal liabilities and reputational harm. This risk is heightened by the fact that we operate across multiple jurisdictions, each with its own regulatory requirements, thereby increasing the complexity and cost of ensuring compliance. Any regulatory infraction, whether direct or through a vendor, could result in operational disruptions, increased costs, and damage to the company's reputation, all of which could materially and adversely affect the business, financial condition, and results of operations.

We may not obtain orphan drug designation for our retinitis pigmentosa program, or orphan exclusivity may be narrower than expected and subject to exceptions.

Our retinitis pigmentosa program aims to secure orphan drug designation, which can provide valuable market exclusivity and incentives for the development of therapies targeting rare diseases. However, obtaining orphan drug designation is not guaranteed. The designation depends on meeting specific criteria, such as disease prevalence, which regulators may interpret differently over time or across different regions. Even if orphan designation is granted, the scope of exclusivity may be narrower than anticipated and subject to exceptions. For example, orphan exclusivity applies only to the same drug and indication, and does not prevent the approval of clinically superior products or different active moieties that target similar patient populations. Regulators may also approve competing products for subpopulations or grant narrower labels, which can erode the practical market protection provided by orphan status. If the benefits of orphan designation are limited or denied, the economic rationale for investing in rare disease programs may be undermined, negatively impacting our company's financial outlook and strategic options.

Regulatory guidance and expectations for peptides may change, increasing required evidence or altering acceptable endpoints mid-development.

The regulatory landscape for peptide therapeutics is dynamic and subject to change as new scientific knowledge emerges and public health priorities shift. The FDA and other regulatory agencies periodically update their guidance, which can introduce new requirements for evidence, alter acceptable clinical endpoints, or impose additional manufacturing standards mid-development. For instance, endpoints that are deemed acceptable during pre-IND meetings may later be challenged, necessitating protocol amendments or additional studies to satisfy updated regulatory expectations. Manufacturing expectations may also become more stringent, requiring more extensive validation or tighter impurity controls before late-stage clinical trials can proceed. These changes can retroactively affect ongoing programs, leading to increased costs, extended timelines, and greater uncertainty regarding the likelihood of regulatory approval. Such regulatory shifts can materially and adversely affect the company's business, financial condition, and results of operations by delaying product development, increasing expenses, and potentially reducing the probability of successful commercialization.

International regulatory pathways, including EMA or other authorities, may impose distinct or stricter requirements that increase complexity and time to approval.

Pursuing drug approvals outside the United States, such as through the EMA or other international authorities, introduces a host of additional regulatory challenges that can significantly increase both the complexity and duration of the approval process. Each jurisdiction may impose distinct or even stricter requirements compared to the U.S., including differences in clinical trial endpoints, safety monitoring protocols, and requirements for pediatric or geriatric studies. For example, authorities may mandate additional regional studies or post-approval commitments, such as long-term safety monitoring or real-world evidence collection, which can add substantial operational and financial burden. Furthermore, data protection and pharmacovigilance standards often vary by country, requiring sponsors to implement multiple, sometimes conflicting, compliance frameworks. The cumulative effect of these divergent requirements can strain company resources, extend development timelines, and increase the risk of delays or non-approval in one or more regions. For a company with limited internal infrastructure and an asset-light model, these demands can be particularly challenging to manage, potentially leading to missed milestones and increased costs.

Regulatory enforcement actions against investigators, sites, or vendors involved in our programs could affect our studies and expose us to scrutiny.

The integrity and success of clinical development programs are highly dependent on the compliance and performance of investigators, clinical sites, and third-party vendors. Regulatory authorities have the power to sanction or penalize these entities for misconduct, noncompliance, or data integrity issues. If a clinical site or laboratory is found to have violated regulations, the data generated may be invalidated, necessitating costly and time-consuming replacement or repetition of studies. Sponsors that have selected or overseen problematic entities may themselves be drawn into regulatory inquiries and required to implement corrective actions, which can further delay development and increase costs. Public disclosure of enforcement actions can also damage the company's reputation, slow patient enrollment, and erode the confidence of investigators and partners. If enforcement actions affect critical partners, the resulting disruptions can escalate timelines and operational expenses, potentially jeopardizing the overall viability of the development program.

We may face import/export licensing requirements for investigational materials that delay shipments or restrict access to certain regions.

The global nature of modern drug development means that investigational materials, including peptide drug candidates and biological samples, often need to be shipped across international borders. These shipments are subject to a variety of import/export licensing requirements, permits, and certifications that can differ significantly by country and are subject to change as regulatory frameworks evolve. Delays in obtaining the necessary documentation or changes in customs practices can disrupt clinical supply chains, leading to interruptions in ongoing studies or delays in study initiation. In some cases, regions may impose unexpected restrictions or new requirements that force the company to relocate activities, incurring significant additional costs and schedule impacts. These uncertainties add a layer of risk to global development plans, as supply chain disruptions can cascade into missed milestones, increased expenses, and potential loss of competitive advantage.

We may be required to conduct pediatric or geriatric studies or risk mitigation programs that add complexity and cost to development.

Regulatory authorities, such as the FDA and EMA, may require companies developing therapeutics for ophthalmology and sleep disorders to conduct studies specifically in pediatric or geriatric populations. This is particularly relevant for indications like retinitis pigmentosa, which can affect children and young adults, and sleep disorders, which are prevalent in older adults. These age-specific studies are mandated to ensure that the safety, efficacy, and appropriate dosing of the product are established in vulnerable populations, who may respond differently to treatment compared to the general adult population. Conducting such studies adds significant complexity to the development process, as it requires tailored protocols, specialized oversight, and often additional ethical considerations. For example, pediatric studies may necessitate child-friendly formulations, age-appropriate endpoints, and parental consent, while geriatric studies must account for comorbidities and polypharmacy common in older adults. These requirements can increase operational expense, extend development timelines, and introduce logistical challenges, such as recruiting sufficient numbers of eligible patients and managing protocol deviations. Furthermore, risk mitigation programs—such as educational initiatives for prescribers and patients, or restricted distribution systems, may be imposed to manage identified or potential safety risks. These programs can further complicate market access and increase ongoing operational costs. Failure to comply with these regulatory obligations can result in delayed approvals, enforcement actions, or even denial of marketing authorization, thereby materially affecting the commercial viability of the program and the company's financial condition and results of operations.

Changes in clinical research regulations or ethics standards may necessitate reconsent or protocol changes, delaying trials.

The regulatory environment governing clinical research is dynamic, with frequent updates to regulations and ethical standards. Changes may include revisions to informed consent templates, patient rights regulations, or data sharing policies. When such changes occur during an ongoing clinical trial, sponsors may be required to implement mid-trial modifications, such as reconsenting participants or amending protocols to align with new standards. The process of reconsenting is logistically challenging, as it involves re-engaging all enrolled participants, explaining the changes, and obtaining new consent, which can lead to participant dropout or delays in resuming enrollment. Protocol adjustments may also necessitate re-approval from regulatory authorities and ethics committees across multiple jurisdictions, further complicating and prolonging the process. These disruptions can extend study timelines, increase costs, and potentially impact the integrity and statistical power of the trial. If not managed effectively, such regulatory changes can delay the achievement of key milestones, shorten the company's cash runway, and increase the risk of not meeting critical development objectives.

The regulatory landscape for surrogate endpoints and accelerated approval is evolving, and authorities may restrict reliance on such pathways for our indications.

The use of surrogate endpoints and accelerated approval pathways is under increasing scrutiny by regulatory authorities. Surrogate endpoints are laboratory measures or physical signs used as substitutes for clinically meaningful endpoints that directly measure how a patient feels, functions, or survives. While these endpoints can expedite development and approval, regulators are increasingly demanding robust evidence that surrogate endpoints reliably predict long-term clinical benefit. In therapeutic areas such as ophthalmology and sleep, agencies may require demonstration of hard outcomes (e.g., preservation of vision, improvement in sleep quality) or longer study durations to confirm benefit, rather than relying solely on surrogate or intermediate endpoints. This shift can limit the applicability of accelerated approval pathways, which are designed to bring therapies for serious conditions to market more quickly based on surrogate endpoints. Additionally, post-approval verification requirements may be strengthened, obligating sponsors to conduct confirmatory studies to validate the clinical benefit. If these confirmatory studies are delayed, fail to demonstrate benefit, or produce equivocal results, regulatory authorities may withdraw approval or restrict the product's label, significantly impacting commercial prospects. As a result, if accelerated approval becomes less accessible or more burdensome, the time to market for new therapies could be materially extended, increasing development costs and delaying potential revenue generation.

We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We will be subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies, and contractual obligations that apply to the collection, transmission, storage, processing, and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection and the use of the Internet as a commercial medium are rapidly evolving, extensive, and complex and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services, and networks sensitive data, including our proprietary business information and that of our customers, suppliers, and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information, and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals and, at times, regulators, credit reporting agencies, and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties, and enforcement provisions under the CCPA, and Virginia's Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act regarding business handling of consumers' data. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, have elevated this topic from the IT organization to the executive and board levels. We may, therefore, spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

We will face growing regulatory and compliance requirements in a variety of areas, which can be costly and time consuming.

Our business is, and may in the future be, subject to a variety of laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations. Our failure to comply with applicable governmental laws and regulations, or to maintain necessary permits or licenses, could result in liability that could have a material negative effect on our business and results of operations.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions by the Treasury Department through changes in regulations, and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting investment in our company would be limited to prospective effect.

Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations, or interpretations of laws or regulations that have not yet been proposed, passed, or made, as the case may be.

Changes in the U.S. political environment could negatively impact our business.

There is significant ongoing uncertainty with respect to potential legislation, regulation, and government policy at the federal, state, and local levels in the United States. Such uncertainty and any material changes in such legislation, regulation, and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include but are not limited to, changes to liability rules for data privacy regulations, import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, and pandemic response. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Risks Related to this Offering and Ownership of our Shares

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering for the development of our therapeutic candidates. As a result, you will be relying on our management's judgment with only limited information about our specific intentions for the use of the net proceeds of this Offering. You should also note that we may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, you should note that, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

There has been no independent valuation of our shares, which means that such shares may be worth less than the Offering price in this Offering.

We have determined the per-share purchase price in the Offering without independent valuation of our shares. Instead, we established the Offering price based on management's estimate of our shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our common stock. Our common stock may have a value significantly less than the Offering price, and the shares may never obtain a value equal to or greater than the Offering price.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The subscription agreement for our shares contains a mandatory arbitration provision and a waiver of the right to a jury trial, which may limit your ability to pursue claims in court and to participate in class or representative actions.

By subscribing to our shares, you agree that, to the fullest extent permitted by law, any dispute, claim, or controversy arising out of or relating to the subscription agreement or the transactions contemplated therein will be resolved by binding arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules and the Federal Arbitration Act, and not by a court or jury trial, except as expressly provided in the agreement. The arbitration will be conducted by a panel of three arbitrators in Wilmington, Delaware, or remotely if the parties agree. The arbitrators have the authority to award any relief available under applicable law, and judgment on any arbitral award may be entered in any state or federal court in Delaware with jurisdiction. However, the agreement allows parties to seek temporary or preliminary injunctive relief in a Delaware court in aid of arbitration or to protect confidential information or intellectual property. In addition, to the extent that applicable law does not permit certain claims to be subject to mandatory arbitration, such claims may be brought in a court of competent jurisdiction and are not subject to arbitration to that extent. By agreeing to these provisions, you are waiving the right to a trial by jury and to litigate disputes in court, except as expressly provided. The agreement also includes a class action waiver, meaning that any dispute must be adjudicated or arbitrated only on an individual basis, and you will not have the right to participate in a class, collective, or representative action. If the class action waiver is found unenforceable with respect to a particular claim, that claim must proceed exclusively in court, and the arbitration provisions will not apply to that claim. These provisions may limit your ability to pursue claims against us, to obtain relief on a class-wide basis, or to have your claims heard by a jury, and may discourage or prevent you from bringing claims or joining with other investors to pursue claims. While these provisions are intended to streamline dispute resolution, they may have the effect of limiting remedies available to you as an investor and could result in increased costs or delays in resolving disputes. Nothing in these provisions is intended to waive compliance with any provision of the U.S. federal securities laws or the rules and regulations promulgated thereunder, and neither you nor the Company waives any rights or protections afforded under applicable federal securities laws by agreeing to these provisions. If any provision of the arbitration or class action waiver is found to be unenforceable as applied to a particular claim or remedy, the remaining provisions will remain in full force and effect to the extent permitted by law. You should carefully consider these provisions before investing, as they may affect your rights in the event of a dispute with the Company or its affiliates.

Our shares are restricted securities and cannot be transferred freely unless in compliance with an exemption from the registration requirements of the Securities Act of 1933, as amended.

No governmental agency has reviewed or passed upon this Offering, our business, or any securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. You, therefore, will not receive any of the benefits that such registration would otherwise provide. As a result, you must assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with your advisors. Further, An investment in the Company is a long-term commitment, and there are substantial restrictions on the transferability of our shares. The Offering has not been registered under the Securities Act. Instead, we are offering our shares pursuant to the exemption from registration requirements of the Securities Act of 1933, as amended, found in Section 4(a)(6) thereof, and Regulation Crowdfunding promulgated thereunder. Since the Offering will not be registered under the Securities Act, the Shares issued herein will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and, accordingly, under Rule 144 as currently in effect, the shares must be held for the time period required by Rule 144, or indefinitely if Investor is deemed an "affiliate" within the meaning of such rule, unless the shares are subsequently registered under the Securities Act and qualified under any other applicable securities law or exemptions from such registration and qualification are available.

Transactions involving directors or entities with director interests may present conflicts and may not be void or voidable solely due to such interests.

Our Certificate of Incorporation includes provisions that address transactions between us and one or more of our directors, or between us and any other entity in which a director has a financial interest or serves as a director or officer. Consistent with Delaware law, such contracts or transactions will not be void or voidable solely because of the director's relationship or interest, or because the director is present at or participates in the meeting of the Board or committee that authorizes the transaction, or because the director's vote is counted for such purpose, provided that one of the following conditions is met: (i) the material facts regarding the director's relationship or interest are disclosed or known to our Board of Directors or a duly empowered committee, and the transaction is authorized by a sufficient vote of disinterested directors (not counting the vote of the interested director(s)); (ii) the material facts are disclosed or known to our stockholders entitled to vote, and the transaction is authorized by stockholder vote or written consent, as applicable; or (iii) the transaction is fair and reasonable to us at the time it is authorized, approved, or ratified.

In determining the presence of a quorum for purposes of authorizing such transactions, common or interested directors may be counted. As a result, there is a risk that transactions involving our directors or entities in which our directors have an interest may be approved even where a potential or actual conflict of interest exists. While these provisions are intended to provide a framework for addressing such transactions in accordance with Delaware law, they may result in the approval of transactions that are not subject to the same level of scrutiny as would apply if all directors were disinterested. This could lead to decisions that are not in the best interests of all of our stockholders, and may result in actual or perceived conflicts of interest, which could adversely affect our business, financial condition, results of operations, or reputation. Investors should be aware that, under these provisions, transactions involving our directors or their affiliates may be approved and enforced even if a director has a material interest in the transaction, so long as the applicable procedural requirements are satisfied.

You may not be able to rely on Rule 144 of the Securities Act of 193, as amended, to engage in a sale of your shares.

Rule 144 under the Securities Act permits limited public resale of unregistered securities if certain conditions are satisfied. These conditions include, among other things, that the resale occurring not less than six months after the holder has acquired and made full payment for the security, the availability of certain public information about the issuer, and in the case of an affiliate, or of a non-affiliate who has held the security less than one year, the sale is made through a broker in an unsolicited "broker's transaction" or a transaction directly with a market maker, and the number of securities being sold in any three months not exceeding certain specified limitations. You should note that the information required for Rule 144 to apply is not currently available and may not be available in the future, so you cannot rely on Rule 144 to resell your shares until such public information requirement is met. We do not know when that requirement will be met, so we cannot guarantee that you will be able to rely on Rule 144 to resell your shares.

Our affiliates, including officers, directors and existing shareholders may invest in this Offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute to the balance so that there will be a closing. The minimum amount is typically intended to be a protection for you, to give you confidence that other investors are sufficiently interested in the Offering and our business and its prospects to make an investment of at least the minimum amount. By permitting our affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this Offering.

There is no guarantee of return on your investment.

You should note that there is no guarantee that you will obtain a return on your investment in our shares, or that you will not lose your entire investment in our shares. For this reason, you should read this Offering Statement and all exhibits carefully and should consult with your legal counsel and business advisor prior to making any investment decision.

You will incur immediate and substantial dilution as a result of this Offering.

If you purchase shares in this Offering, you will pay more for your shares than the amount paid by our existing shareholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. In addition, you will experience further dilution to the extent that our shares are issued upon the vesting of restrictive shares or exercise of share options under any equity incentive plan in effect.

Raising additional capital may cause dilution to our shareholders, including participants in this Offering, or restrict our operations.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financing and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder. To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

Future issuances of debt securities, which would rank senior to the shares upon our bankruptcy or liquidation, and future issuances of any class or series of preferred shares, which could rank senior to our shares for dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings we may make would receive distributions of our available assets prior to any distributions being made to existing shareholders. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences of existing shareholders in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering or borrow money from lenders will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any such future offerings or borrowings. Our existing shareholders at such time must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our shares.

There is no guarantee that we will ever complete any future private or public offerings of our shares or other securities, and we may never raise capital sufficient to execute our business plan.

Although we intend to file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of our shares or other securities at a purchase price greater than the price per share in this Offering or at all. If we are unable to complete the future offerings of our shares or other securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

There is no current trading market for our shares, and if a trading market does not develop, purchasers of our shares may have difficulty selling their shares.

There is currently no established public trading market for our shares, and an active trading market in our shares may not develop or, if developed, may not be sustained. In the future, we intend to list our shares on a national U.S. securities exchange, but we may never be able to do so. If, for any reason, we do not list our shares on a national securities exchange or quoted on an alternative trading system, or a public trading market does not otherwise develop, purchasers of our shares may have difficulty reselling them should they desire to do so in the future. Additionally, no market makers have committed to become market makers for our shares, and none may do so.

Additionally, secondary trading in our shares will not be possible in any state until the such shares are qualified for sale under the applicable securities laws of the state in question or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. If we fail to register or qualify or to obtain or verify an exemption for the secondary trading of our shares in any particular state, then the shares could not be offered or sold to, or purchased by, a resident of that state. If a significant number of states refuse to permit secondary trading in our shares, the liquidity for the shares could be significantly impacted, and you may have difficulty in selling your shares.

Even if a market develops for our shares, that market may be thinly traded with wide share price fluctuations, low share prices, and minimal liquidity.

Even if our securities are listed for trading, and if an established market for our shares develops, the Share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future Share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future Share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future Share price.

As a minority shareholder, you will have limited to no ability to participate in the management of our business.

As a minority shareholder, you will have limited to no ability, to influence our policies or any other corporate matters such as amendments to our Certificate of Incorporation, the creation of securities that are senior to the shares being offered, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

Certain provisions of our Governing Documents may have the effect of discouraging or delaying a change in control of our company.

Our Governing Documents include provisions that may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of us, even if a change of control might be deemed beneficial to our stockholders. For example, our Certificate of Incorporation authorizes the issuance of undesignated preferred stock, which allows our board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could adversely affect the voting power of holders of common stock. The ability to issue preferred stock could be used to delay, defer, or prevent a change in control. In addition, our Certificate of Incorporation does not grant stockholders the right to call special meetings; instead, special meetings may only be called by the board of directors, the Chairperson of the Board, or the Chief Executive Officer (or, in the absence of a Chief Executive Officer, the President), as set forth in our Bylaws. This limitation may delay the ability of stockholders to act on matters that may be of interest to them and may have the effect of deferring hostile takeovers or delaying changes in control or management of our company. See " — *We have opted out of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder,*" and " — *The irrevocable proxy granted to our Chief Executive Officer in connection with this Offering significantly limits your ability to vote your shares and may result in decisions that do not align with your interests as a shareholder*" for more information.

We have opted out of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder.

Because we have opted out of Section 203 of the Delaware General Corporation Law, we do not benefit from statutory restrictions that might otherwise discourage or prevent certain business combinations involving an 'interested stockholder.' Consequently, a stockholder or group acquiring 15% or more of our outstanding voting stock may be able to effect a business combination with us without being subject to the three-year waiting period or other constraints imposed by Section 203. This may make it easier for a third party to acquire a substantial ownership stake and attempt to influence or gain control of the company, which could result in changes in our management or strategy that may not be in the best interests of all of our stockholders.

The irrevocable proxy granted to our Chief Executive Officer in connection with this Offering significantly limits your ability to vote your shares and may result in decisions that do not align with your interests as a shareholder.

As a condition to investing in this Offering, each investor is required to grant an irrevocable proxy to the Company's Chief Executive Officer (or his or her successor), which authorizes the Chief Executive Officer to vote all shares held by the investor, including any shares acquired in the future, to give and receive notices and communications, to execute any written consent, instrument, or document deemed necessary or appropriate in the Chief Executive Officer's sole discretion, and to take all actions necessary or appropriate to accomplish the foregoing. This proxy is coupled with an interest, is irrevocable, and survives the death, incompetency, or disability of the investor (if an individual), or the merger or reorganization of the investor (if an entity), and only terminates upon the earlier of (i) the closing of a firm-commitment underwritten public offering, (ii) the effectiveness of a registration statement under the Exchange Act. As a result, you will have no direct ability to vote your shares or influence corporate matters for as long as the proxy remains in effect. The Chief Executive Officer, acting as your proxy, will have the sole authority to vote your shares on all matters, including the election of directors, amendments to our Governing Documents, mergers, acquisitions, or the sale of all or substantially all of the company's assets, and any other significant corporate transactions. The proxy provision also allows the Chief Executive Officer to vote against a proposal that would result in an acquisition of the company by a third party, even if such a transaction might be beneficial to you as a shareholder. This concentration of voting power may result in decisions that are not aligned with your interests or preferences as an investor. In addition, the proxy includes broad indemnification and limits on liability for the Chief Executive Officer, which may reduce accountability. Except in cases of gross negligence or willful misconduct, the Chief Executive Officer will not be liable for any act or omission taken in good faith as your proxy, and you are required to indemnify and hold harmless the Chief Executive Officer from any losses, liabilities, damages, claims, penalties, fines, or expenses arising out of actions taken as your proxy. This indemnification obligation survives the resignation or removal of the Chief Executive Officer as proxy or the termination of the proxy provision. As a result, you may have limited recourse in the event the Chief Executive Officer's actions as proxy negatively impact your investment.

The market standoff provision in the subscription agreement for this Offering may limit your ability to sell or transfer your shares.

You should note that the subscription agreement for the shares contains a market standoff provision which permits our Chief Executive Officer to enter into a lock-up agreement on your behalf in preparation for any offering of our shares or securities convertible into or exercisable in our shares, or in an offering of our shares under Tier II of Regulation A, promulgated under the Securities Act. Upon the occurrence of the above circumstances, the lock-up agreement would prohibit you from selling or transferring your shares during a specified period surrounding the Offering, which could last up to 300 days unless a shorter period is agreed upon between you and the underwriter or placement agent for the shares, as the case may be. The imposition of this lock-up period could adversely impact your liquidity by restricting your ability to sell or transfer your shares when you might otherwise wish to do so, including during periods of potentially high market demand, if such market for our shares exists or may exist, from time to time. The occurrence of this limitation could also result in financial losses if you are unable to sell your shares during favorable market conditions or if the market value of the shares declines during the lock-up period. Additionally, the use of such provisions may also result in you being subject to restrictions without direct involvement in the decision-making process, as the Chief Executive Officer, acting as your proxy pursuant to the market standoff provision and the proxy given in connection therewith, will have the authority to enter into such lock-up agreements on your behalf until the registration of your shares, which we are under no obligation to register at any time following the issuance thereof, unless otherwise agreed upon in writing. The occurrence of this risk and any of the forgoing circumstances could have a material adverse effect on the value of your investment and your ability to realize the expected return on your shares.

USE OF PROCEEDS

The following table outlines our estimated use of the net proceeds from this Offering based on our current plans and business condition. These figures are estimates, and actual expenditures could vary significantly due to various factors, including the status of our business operations and the results thereof. Consequently, our management retains broad discretion over how the net proceeds are allocated. We may also decide to use the proceeds for other purposes and will maintain discretion in their application. Additionally, we expect to require further funding to fully implement our business plan. See "*Risk Factors*" for more information.

	If Minimum Offering Amount is Sold ($)	If Maximum Offering Amount is Sold ($)
Total Proceeds	19,999.65	4,999,998.52.00
Offering Expenses		
Intermediary Fee (8%)	1,599.97	399,999.88
Net Proceeds	18,399.68	4,599,998.64
Use of Net Proceeds		
Development of Drug Candidates	18,399.68	4,599,998.64
Total Use of Net Proceeds	18,399.68	4,599,998.64

The above figures represent only estimated costs. This expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional funding for the full implementation of our business plan. See "*Risk Factors*" for more information.

OUR BUSINESS

Carnyx Therapeutics, Ltd. is an early-stage, pre-clinical biotechnology company focused on developing next-generation peptide therapeutics derived from Epitalon, a four-amino-acid, or tetrapeptide molecule (Ala-Glu-Asp-Gly) originally produced in the pineal gland which are designed to restore the body's circadian rhythms and support retinal photoreceptor function. In particular, we target indications in sleep regulation and degenerative vision loss (e.g. retinitis pigmentosa and macular degeneration) where existing therapies have major limitations. We believe our epitalon-derived compounds (which have shown efficacy in preclinical sleep and vision models) have the potential to be safer, non-addictive alternatives that improve natural sleep quality and slow vision loss.

Our business originated from the research and clinical observations of Dr. Mark Lindsay, whose work with elite athletes highlighted the unmet need for safe, restorative therapies targeting sleep and vision. Recognizing the potential of epitalon and related peptides, Dr. Lindsay partnered with Professor Patrick Gunning, a renowned medicinal chemist and serial biotech founder, and Dr. Elvin de Araujo to establish a rigorous scientific foundation for the company's programs.

Since inception, we have successfully completed multiple early-stage financing rounds, advanced proprietary epitalon analogs through preclinical efficacy and safety studies and filed foundational intellectual property. See "*Description of our Shares — Three-Year History of Exempt Offerings*" for more information. Our early achievements include demonstrating oral bioavailability and efficacy in animal models of sleep and retinitis pigmentosa, positioning Carnyx to pursue IND-enabling studies and future clinical development.

Corporate History

Our company was founded on June 14, 2024 upon the filing of our original certificate of incorporation with the Secretary of State of the State of Delaware, by a multidisciplinary team of scientists and entrepreneurs with deep expertise in drug discovery, neuroscience, and clinical development. See "*Management*" for more information. Thereafter, on September 17, 2024, we filed, and our board of directors and shareholders approved, an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware in order to increase our authorized capital stock, from 10,000,000 shares of Common Stock, to 30,000,000 shares of Common Stock, and to implement a class of blank check preferred stock, of which 20,000,000 shares are authorized for issuance.

Our Industry and Target Markets

Peptide therapeutics represent a large and expanding segment of the global pharmaceutical market. Based on third-party estimates, the market was approximately $48.11 billion in 2025 and is projected to reach approximately $71.11 billion by 2033, which implies a compound annual growth rate of approximately 5.0% for that period. Growth reflects durable scientific and demographic drivers. Peptides can be engineered for high target specificity, including targets that are difficult to modulate with small molecules, which has broadened adoption in oncology, metabolic and endocrine disorders, and certain rare diseases. In parallel, advances in solid-phase peptide synthesis and recombinant technologies have improved purity and yield at scale and have enabled more complex constructs, long-acting depot formulations, and alternative routes of administration. An aging population with increasing multimorbidity has also reinforced demand for agents with favorable tolerability and target selectivity, characteristics for which peptides are differentiated.

As the peptide therapeutics market continues to expand, driven by advances in technology and shifting demographic trends, there is a growing recognition of the need for innovative treatments that address persistent and underserved medical conditions. Within this landscape, several therapeutic areas stand out for their significant unmet needs and the potential for peptide-based interventions to offer meaningful improvements over existing options. In particular, sleep deficiency and insomnia, degenerative retinal diseases such as retinitis pigmentosa, and the broader challenges associated with aging and longevity represent key opportunities where next-generation peptide therapeutics may deliver differentiated benefits. The following sections provide an overview of these target indications, highlighting the scope of the problem, current treatment limitations, and the demographic factors that underscore the urgency for new solutions.

Sleep Deficiency and Insomnia

Sleep deficiency is persistent and widespread in the United States. National surveillance data indicate that approximately 33% of adults report short sleep duration, defined as fewer than seven hours in a 24-hour period, and in 2022 approximately 30% to 46% of adults, depending on the state, reported insufficient sleep. Beyond duration, trouble sleeping is common: in 2020, an estimated 14.5% of adults reported difficulty falling asleep most days or every day, and 17.8% reported difficulty staying asleep at the same frequency. Epidemiologic reviews suggest that about 10% of adults meet clinical criteria for an insomnia disorder, while approximately 20% experience intermittent insomnia symptoms in a given year. These rates vary by age, sex, income, race or ethnicity, and geography but have been relatively stable across recent periods. Insufficient sleep correlates with obesity, diabetes, hypertension, accident risk, depressive symptoms, and higher mortality at extreme duration categories, and it impairs work performance and quality of life. Prior analyses have estimated a substantial annual economic burden in the United States from insufficient sleep when lost productivity, increased health-care utilization, and safety events are included.

Approved and widely used insomnia pharmacotherapies have well-characterized limitations that sustain unmet need. Benzodiazepine hypnotics carry risks of dependence, respiratory depression, cognitive impairment, falls, and withdrawal and are generally recommended, when used, for short durations. Non-benzodiazepine "Z-drugs" may cause next-day impairment and complex sleep behaviors that have led to boxed-warning language regarding serious injury risk, and labeling includes dosage restrictions intended to mitigate residual effects, particularly in women. Orexin receptor antagonists offer a distinct mechanism but can produce next-day somnolence and cognitive effects in some patients, and product labels emphasize caution. Melatonin receptor antagonists are generally well tolerated but primarily address sleep onset and have modest efficacy for sleep maintenance. Over-the-counter antihistamine sleep aids are associated with anticholinergic side effects and are not recommended for chronic insomnia. Against this backdrop, pharmacology that promotes restorative sleep without next-day impairment or dependence remains a clear desired profile.

Retinitis Pigmentosa and Degenerative Retinal Diseases

RP comprises a heterogeneous group of inherited retinal degenerations that lead to progressive vision loss. Commonly cited prevalence estimates in the United States and Europe range from approximately one in 3,500 to one in 4,000 individuals, yielding total patient populations in the tens of thousands across major markets. RP affects patients across their lifespan, often presenting in childhood or early adulthood, and functional burden accumulates with age. The broader category of inherited retinal dystrophies includes syndromic forms such as Usher syndrome and Leber congenital amaurosis, as well as non-syndromic RP.

Only one gene therapy is currently approved by the U.S. Food and Drug Administration for an inherited retinal dystrophy. Voretigene neparvovec, or Luxturna, which is indicated for patients with confirmed biallelic RPE65 mutations and viable retinal cells. This therapy represents a milestone but addresses only a small fraction of RP, because RPE65-mediated disease represents a minority of cases. Clinical and real-world outcomes have shown meaningful improvements in functional measures such as light sensitivity and mobility under low luminance, with durability in some cohorts, alongside procedure-related risks that experienced centers manage. Outside this genotype, most RP patients lack approved, disease-modifying pharmacologic treatments and rely on supportive care and low-vision aids. Active programs target additional genetic subtypes and gene-independent approaches, including optogenetics and modifier-gene strategies, but regulatory approvals beyond RPE65 had not been granted as of the date of this Offering Statement.

Longevity and Anti-Aging

The global population is aging rapidly. By 2030, approximately one in six people worldwide is expected to be aged 60 years or older, with the number of people aged 60 years or older increasing from roughly 1.0 billion in 2020 to approximately 1.4 billion by 2030; by 2050, that population is projected to reach approximately 2.1 billion, and the number of persons aged 80 years or older is projected to triple between 2020 and 2050. The shift is broad-based and fastest in low— and middle-income regions, and by 2050 roughly two-thirds of older adults are expected to live in such countries. Older age is associated with higher prevalence of chronic noncommunicable diseases, multimorbidity, geriatric syndromes, and functional decline. Although life expectancy has increased, healthy life expectancy has not risen commensurately, which implies increasing demand for primary care, long-term services, assistive technologies, and pharmacologic therapies with favorable tolerability. Sleep maintenance complaints are prevalent in older adults, and vision impairment accumulates with age; while age-related macular degeneration dominates later life, inherited degenerations impose lifelong burden that worsens over time. These demographic trends translate into a higher willingness to pay for therapies that preserve function and independence, particularly therapies with target selectivity and safety profiles suitable for older patients.

Our Programs and Product Candidates

The peptide therapeutics market continues to expand, yet substantial unmet needs persist in areas such as sleep deficiency, degenerative retinal diseases, and age-related decline. Existing therapies often fail to deliver adequate outcomes due to limitations in efficacy, safety, or tolerability. We believe these therapeutic gaps highlight a pressing need for innovative solutions capable of producing meaningful clinical improvements. In response, we are advancing a pipeline of Epitalon-derived molecules designed to harness the reported benefits of Epitalon in sleep restoration, vision support, and healthy aging—while enhancing drug-like characteristics. Our lead programs include:

Sleep Program

CNYX-005 is an orally bioavailable peptide analog of Epitalon developed to improve sleep quality. In laboratory studies using pineal cells, Epitalon has demonstrated the ability to enhance melatonin production—a hormone essential to regulating the body's circadian rhythm—by activating arylalkylamine N-acetyltransferase (AANAT) and the transcription factor pCREB, both critical to melatonin synthesis. Given melatonin's central role in signaling sleep and wake cycles, we hypothesize that our Epitalon-derived analogs can help reinforce or recalibrate these rhythms, promoting more consistent sleep onset and maintenance. Our approach aims to reduce nighttime awakenings without inducing sedation or creating dependency, limitations often associated with conventional sleep medications.

In preclinical studies involving aged rats, CNYX-005 increased total sleep duration by over two hours on average and significantly enhanced non-rapid eye movement (non-REM) sleep relative to saline-treated controls. Pharmacokinetic data in mice further support the compound's drug-like properties: after subcutaneous administration, CNYX-005 achieved a peak plasma concentration (C_{max}) of 32,200 ng/mL, compared to 2,790 ng/mL for Epitalon, and a total exposure over time (AUC) of 18,449 h·ng/mL versus 407 h·ng/mL. These findings suggest that CNYX-005 maintains prolonged systemic exposure and may permit lower or less frequent dosing. The molecule includes proprietary modifications to its sequence and formulation; composition-of-matter and method-of-use patent applications have been filed. See " — *Intellectual Property*" for more information.

Ophthalmology Program

CNYX-001 is a peptide analog of Epitalon under development for topical or oral administration to slow retinal degeneration in retinitis pigmentosa and related disorders. Preclinical data suggest that Epitalon may support retinal health by promoting retinal epithelial cell growth and upregulating developmental genes such as *Pax6*, *Vsx1*, and *Brn3*, which are integral to the formation and maintenance of photoreceptors, the retinal cells responsible for light detection. Based on these findings, we hypothesize that CNYX-001 may preserve photoreceptor viability or delay their degeneration in progressive retinal conditions.

To evaluate this hypothesis, we conducted a two-month study using rats at the Royal College of Surgeons (RCS), a validated model for RP that exhibits spontaneous photoreceptor degeneration analogous to the human disease. Treatment with CNYX-001 reduced photoreceptor cell loss by approximately 25% to 30% compared to untreated controls. Moreover, functional assessments revealed improved preservation of both rod and cone responses in treated animals, indicating that the compound not only mitigated cellular degeneration but also sustained retinal function—an essential determinant of visual capacity.

We intend to conduct additional studies to further assess the compound's impact on visual outcomes and retinal integrity in animal models. CNYX-001 is currently protected by provisional patents covering both its specific formulation and its therapeutic use in retinal diseases such as RP. This intellectual property position is designed to secure exclusivity, support future partnering opportunities, and reinforce our competitive position in the ophthalmology market. See " — *Intellectual Property*" for more information.

Longevity and Aging Program

We are developing a next-generation pipeline of Epitalon-derived therapeutics targeting the core biological processes underlying aging. Published studies indicate that Epitalon may activate telomerase, extend telomere length, and reduce mortality in animal models. Leveraging these findings, our program focuses on proprietary analogs with enhanced pharmacokinetic properties, including CNYX-005, which has demonstrated prolonged systemic exposure and the potential for less frequent, noninvasive administration.

Beyond its effects on telomeres and circadian regulation, Epitalon has been shown to exert antioxidant activity by reducing reactive oxygen species, which contribute to cellular damage and age-related decline. It also promotes proteostasis, the cellular process that identifies and clears misfolded or damaged proteins, thereby supporting cellular resilience. In our in-house studies using CNYX-001, we observed a downregulation of genes associated with oxidative stress and cellular senescence, further supporting the potential of our analogs to mitigate age-related dysfunction and preserve cellular integrity.

Our research strategy incorporates a tiered approach, beginning with mechanistic studies across key aging pathways, including telomere biology, cellular senescence, oxidative stress, mitochondrial function, proteostasis, and immune aging, followed by preclinical evaluations of health span and survival. These studies aim to validate mechanism of action, establish pharmacokinetic-pharmacodynamic correlations, and identify a lead candidate for further development. Although we have not yet generated clinical data in aging nor obtained regulatory approval for this indication, our program is structured to build a robust scientific foundation and establish Carnyx as a leader in healthy aging therapeutics.

Preclinical Development Strategy and Regulatory Pathway

Each of our programs is in preclinical development, meaning that none of the product candidates described in this Offering statement have entered human clinical trials, and all research to date has been conducted in laboratory and animal models. See "*Risk Factors — Risks Related to Our Business and Industry — As a preclinical company with no human data, our product candidates may never achieve regulatory approval or commercial success*" for more information. All of our candidates are novel, potentially patentable amino-acid sequences designed and synthesized by our team, with proprietary modifications intended to improve drug-like properties and therapeutic potential. Our development approach is evidence driven: we begin with early cell-based assays to assess receptor binding, enzyme activity, and toxicity, followed by animal studies to evaluate efficacy and pharmacokinetics.

We intend to advance one lead candidate from each program into IND-enabling studies, which are a set of preclinical safety, pharmacology, and manufacturing studies required by the FDA before human trials can begin. These IND-enabling studies typically include GLP toxicology studies in two animal species, detailed pharmacokinetic and pharmacodynamic profiling, and the development of GMP processes for clinical-grade material. Throughout development, we will refine formulations and delivery routes, including oral, topical, and injectable options, to optimize both efficacy and patient convenience, with the goal of selecting the best approach for each indication and patient population. See " *— Regulatory Environment*" for more information.

Intellectual Property

The Company's intellectual property consists primarily of its drug candidates and related analogs, formulations, and uses, protected by a disciplined patent strategy. Protecting these assets and related rights worldwide—including any current and future patents, trademarks, service marks, trade dress, logos, trade names, domain names, copyrights and works of authorship, software, trade secrets, know-how, and other proprietary and confidential information, together with all applications, registrations, renewals, extensions, improvements, and foreign counterparts—is critical to our business. Because epitalon is off-patent and occurs endogenously, our protection strategy centers on novel analogs, formulations, and uses.

We have filed U.S. provisional patent applications in the fourth quarter of 2025 for our ocular and sleep programs. These filings include composition-of-matter and formulation claims, as well as method-of-use claims for indications such as sleep disorders and retinal degeneration. Based on current assumptions, any patents issuing from these applications are expected to expire no earlier than 2046, subject to the timing of filings, patent term adjustments, maintenance requirements, and any available extensions.

In addition to composition and method claims, we intend to pursue protection for key processes, including manufacturing and drug-product formulation, and for any response biomarkers we identify. We believe this patent portfolio will create meaningful barriers to entry at the indication level and enhance our attractiveness to partners and investors. We expect to seek protection and maintain rights through filings in the United States and select foreign jurisdictions, and through reliance on applicable laws, administrative procedures, and contractual restrictions. We anticipate implementing programs to secure, police, and enforce our trademarks, service marks, trade dress, logos, trade names, and domain names in markets of interest. Where appropriate, we will require employees, consultants, and contractors to enter into confidentiality, invention assignment, and non-disclosure agreements to safeguard proprietary information and ensure ownership of intellectual property developed in the course of their engagements.

Our strategy also contemplates continuous invention as we generate new data, including combination uses and improved peptides, with follow-on applications filed as warranted. We may seek orphan drug designation for the retinitis pigmentosa program to strengthen market exclusivity, if supported by the data and eligibility criteria. Intellectual property is central to our business model. We intend to out-license or co-develop select assets with larger pharmaceutical companies, and we expect that a robust and enforceable patent estate will improve our negotiating leverage. As our pipeline advances, we will continue to scale and refine our global intellectual property protection and enforcement efforts.

Regulatory Environment

Our product candidates will be developed and reviewed as drugs or biologics by the U.S. Food and Drug Administration and comparable authorities abroad, with U.S. filings expected to precede ex-U.S. submissions. Chemically synthesized peptides are generally treated as drugs, while certain larger, non-chemically synthesized amino-acid polymers may be treated as biologics. Before commercialization, we must obtain FDA approval through the appropriate marketing application, supported by evidence of safety and efficacy from adequate and well-controlled clinical trials. The standard U.S. sequence begins with an IND. We plan to engage early through pre-IND meetings, complete the required nonclinical and manufacturing work, and, where our indications qualify, pursue expedited programs such as Fast Track and Orphan Drug designation. The FDA remains cautious toward novel peptides and other biologics; recent enforcement and policy actions restricting the compounding of unapproved peptides, including Epitalon, highlight the regulatory risk for substances that have not undergone the FDA's investigational and approval pathways. None of our candidates are approved in any jurisdiction. Subject to financing, we expect to submit our first INDs after this Offering.

Product Classification and Regulatory Jurisdiction

Proper classification at program inception is critical because it dictates the governing framework, the FDA center with primary responsibility, and the technical expectations for chemistry, manufacturing, and controls. Specifically, the FDA distinguishes chemically synthesized peptides from biologics based on polymer length and method of manufacture. As interpreted by the agency, amino-acid polymers of greater than roughly 40 residues that are not chemically synthesized generally fall within the definition of proteins regulated as biologics, whereas chemically synthesized peptides, even those exceeding 40 amino acids, are regulated as drugs. This distinction typically places synthetic peptide therapeutics within CDER and the NDA pathway, while non-chemically synthesized proteins fall under CBER and the BLA pathway. Classification influences submission content and post-approval obligations. For example, BLAs may involve lot release and distinct labeling oversight, while NDAs follow the drug approval framework. Because our lead modalities are synthetic peptides, our baseline assumption is CDER oversight and NDA approval unless the composition or manufacturing approach requires biologics regulation. If classification is uncertain, we intend to seek FDA feedback, including, if needed, a formal Request for Designation.

IND Content and Clinical Trial Initiation

The IND anchors first-in-human development and must demonstrate that proposed studies can proceed without unreasonable risk to participants. An IND includes detailed nonclinical, manufacturing, and clinical information. The nonclinical section customarily provides pharmacology, safety pharmacology, and toxicology studies conducted under GLP, often including repeat-dose studies in two species, typically one rodent and one non-rodent, aligned to the planned route, dose, and duration for Phase 1. Depending on modality and indication, FDA may expect assessments of immunogenicity risk, off-target pharmacology, and a mechanistic rationale; for peptides, the agency has emphasized characterization of peptide-related impurities and a clear understanding of degradation pathways. The chemistry, manufacturing, and controls section describes composition, synthesis, specifications, and the control strategy for critical quality attributes, covering identity, purity, potency, residual solvents, and stability. For sterile injectables, aseptic processing, container-closure integrity, bioburden control, and particulate standards are central. Sponsors also provide the clinical protocol, investigator brochure, and investigator and site information. After submission, FDA applies a 30-day safety review before initiation and may impose a clinical hold if safety concerns or information gaps arise. Once active, sponsors must comply with IND safety reporting, annual reporting, and GCP requirements, including IRB oversight and informed consent. We plan to obtain pre-IND feedback, align on the GLP and CMC scope, and design Phase 1 protocols appropriate for the patient populations we intend to enroll.

Manufacturing and Quality Systems for Clinical and Commercial Supply

Compliance with current GMP is required for clinical and commercial materials and is fundamental to regulatory success. For peptide drugs, FDA expects validated or qualified processes and analytical methods, supported by a control strategy that ensures batch-to-batch consistency. Key risks include sequence fidelity, control of racemization and truncation, removal of protecting groups, and management of related substances. For sterile products, robust aseptic practices, environmental monitoring, and an appropriate sterility assurance program are essential. Stability programs must support proposed shelf life under labeled storage conditions and account for peptide-specific degradation, including hydrolysis and oxidation. Process changes during scale-up may require comparability studies to show that clinical or commercial lots are analytically and functionally consistent with earlier materials. Depending on the supply chain, we may cross-reference a Drug Master File for the active peptide with the holder's authorization. We intend to use a Quality-by-Design approach for process development and analytical characterization and to seek FDA input on our CMC plan at pre-IND and subsequent meetings to confirm phase-appropriate validation and controls.

FDA Approval Standards and Expedited Programs

To obtain approval, an NDA must demonstrate, through adequate and well-controlled trials, that the drug is safe and effective for the intended use, supported by acceptable CMC and nonclinical data. The application includes integrated summaries of safety and efficacy, full study reports, labeling, and, when appropriate, risk management measures. A BLA follows an analogous structure for biologics and may involve lot release and additional manufacturing oversight. Where criteria are met, we intend to seek expedited programs that can streamline development. Fast Track provides more frequent interactions and rolling review for serious conditions with unmet need. Breakthrough Therapy offers intensive guidance when preliminary clinical evidence suggests substantial improvement over available therapy. Accelerated Approval allows use of surrogate or intermediate endpoints reasonably likely to predict clinical benefit for serious conditions, with postmarketing confirmatory requirements. Priority Review shortens the goal review timeline for applications that would significantly improve treatment, diagnosis, or prevention of serious conditions. Orphan Drug designation for rare diseases provides incentives including market exclusivity upon approval, reduced fees, and potential tax credits. We will assess eligibility in light of our target populations, including rare retinal diseases and serious ophthalmic conditions.

Current FDA Environment for Peptides and Enforcement Risk

FDA has increased scrutiny of unapproved therapeutic peptides, especially in the context of distribution and pharmacy compounding. Recent actions identified peptides such as Epitalon, BPC-157, LL-37, CJC-1295, and DSIP as bulk substances presenting safety concerns, citing risks that include immunogenicity, peptide-related impurities, and limited human safety data for certain routes of administration. FDA has directed compounders to cease making and distributing specified unapproved peptides and has limited their use in compounding. These actions do not establish safety or effectiveness and do not confer approval; they underscore that marketing therapeutic peptides outside investigational and approval pathways carries significant regulatory risk. For development-stage companies, this environment reinforces the need for compliant clinical supply under an IND, careful impurity control, credible immunogenicity risk assessments, and early dialogue with the agency regarding acceptable CMC and nonclinical packages. We intend to address these points through pre-IND engagement, phase-appropriate development plans, and adherence to FDA guidance and ICH standards.

Ethical Oversight and Human Subject Protections

All clinical trials will operate under IRB oversight and adhere to applicable U.S. human subject protection requirements and Good Clinical Practice. We will ensure investigator qualifications, site readiness, and monitoring plans that protect participants and data integrity. We will comply with investigator financial disclosure requirements, and we will meet applicable clinical trial registration and results-reporting obligations. Our safety management plans will provide for expedited reporting of serious and unexpected adverse events to FDA and IRBs, annual IND updates, and independent data monitoring where risk warrants.

International Pathways and Harmonization

As our programs mature, we plan to pursue ex-U.S. development and approvals under analogous regimes. In Europe, the Clinical Trials Regulation governs authorization through a centralized portal with concurrent review by national authorities and ethics committees. Sponsors provide an Investigational Medicinal Product Dossier addressing quality and manufacturing and a consolidated protocol and investigator brochure. Scientific Advice is available to align on development plans, and the centralized MAA route is mandatory for most biologics and available for innovative medicines. Conditional approval, accelerated assessment, and PRIME may expedite access for eligible serious conditions. Orphan designation in the European Union provides market exclusivity and other incentives, and pediatric investigation plans are required unless waived. Other key markets, including the United Kingdom, Canada, and Japan, maintain comparable authorization processes, quality requirements, and expedited review and orphan pathways. We will harmonize our programs to ICH guidelines on nonclinical safety, quality, and clinical practice to facilitate parallel global development.

Development Timeline, Financing Contingencies, and Areas of Regulatory Uncertainty

We plan to submit initial U.S. INDs following this Offering, subject to the availability of funds to complete GLP toxicology, process development under cGMP, analytical method qualification, and Phase 1 protocol preparation. FDA's 30-day IND safety review will apply, and the agency may impose a clinical hold if it requires additional information or studies. The breadth of GLP studies, the scope of impurity characterization, and immunogenicity risk assessments for specific peptides may require iterative dialogue as we refine our CMC and nonclinical strategies. While we intend to seek expedited programs where criteria are met, designations are discretionary and not assured. International timing will depend on study progress, resource allocation, and regulatory feedback, and EU pediatric and orphan requirements may affect program scope and sequence.

Manufacturing and Supply

Given that our therapeutic candidates are synthetic peptides, their production leverages well-established and validated chemical manufacturing processes. To date, research-scale material has been successfully produced by CROs with specialized expertise in peptide synthesis. Consistent with our asset-light strategy, we do not intend to develop internal manufacturing facilities. Instead, for clinical trials, we will strategically engage qualified CMOs to produce GMP-grade material. We have proactively identified and engaged with potential CMO partners possessing extensive experience in peptide production and formulation development.

Key factors underpinning our manufacturing strategy include ensuring product purity, stability, and scalability. Our lead analogs are structurally small (e.g., Epitalon at 390 Da) and exhibit high solubility, which inherently simplifies both synthesis and formulation development. Furthermore, we have observed that certain analogs, such as CNYX-005, demonstrate improved stability in plasma and suitable pharmacokinetic profiles. We are actively optimizing synthetic routes to enhance scalability and rigorously control impurities. Comprehensive manufacturing information, encompassing synthetic pathways, robust quality controls, and detailed batch records, will be meticulously documented for all required regulatory submissions. Currently, our manufacturing expenditures are limited to the production of small batches for preclinical studies; however, following an IND application, costs are projected to increase substantially to support the production of multi-kilogram GMP lots for clinical development.

The supply chain risk associated with peptides is considered relatively low. Key starting materials primarily consist of simple amino acids, which are readily available from multiple qualified suppliers. We intend to actively qualify secondary suppliers and implement strategies to build supply redundancy. While peptide drug products generally exhibit room-temperature stability, we will conduct rigorous stability studies to precisely define product shelf life and storage conditions. In summary, our manufacturing plan is strategically designed to leverage the expertise of external contract manufacturers, ensuring full compliance with current GMP standards. This approach is intended to facilitate the seamless establishment of commercial supply without requiring major new capital investment when needed.

Our Research and Development Efforts

We have invested significant resources into preclinical research and development, with total expenditures of approximately $2.6 million since our formation, primarily allocated to laboratory and animal studies that are essential for advancing our product candidates toward clinical readiness. Our research and development model is asset-light and highly collaborative: rather than maintaining in-house laboratories, we outsource the majority of our experimental work to CROs and academic partners in the U.S., Canada, Europe, and Asia. This approach enables us to access specialized expertise, state-of-the-art facilities, and a broad range of technical capabilities while maintaining a lean internal structure and controlling costs. Our key research and development efforts are as follows:

- *Cell-Based Testing*: We have conducted a series of cell-based assays to evaluate the pharmacological activity and safety profile of our lead compounds. These studies include measuring receptor binding affinities, assessing enzyme modulation, and screening for cytotoxicity in relevant cell lines.

- ***ADME and Pharmacokinetic profiling***: We have performed comprehensive absorption, distribution, metabolism, and excretion studies, as well as pharmacokinetic profiling, to characterize the drug-like properties of our analogs.

- ***Safety Pharmacology and Toxicology***: We are currently conducting GLP toxicology studies in rodents, which are a regulatory prerequisite for our future IND submission. These studies are designed to assess acute and repeat-dose toxicity, identify target organ effects, and establish safety margins for first-in-human trials. Our safety pharmacology program also includes cell-based and animal assessments of off-target effects, immunogenicity risk, and potential for peptide-related impurities, in line with FDA guidance for peptide therapeutics

- ***Animal Efficacy Models***: We have established and validated multiple animal models to demonstrate the therapeutic potential of our lead candidates in disease-relevant settings.

Our research and development team works closely with external experts, including key opinion leaders in sleep medicine and ophthalmology, to design robust studies and interpret results. We have presented our preclinical data at scientific meetings and are actively preparing to engage potential pharmaceutical partners for co-development or licensing opportunities. This collaborative network enhances our scientific rigor and accelerates the translation of research findings into clinical development.

Looking ahead, our research and development plan prioritizes the completion of IND-enabling studies, which include finalizing lead formulations, conducting required GLP safety studies, and compiling all necessary data for IND applications. Upon acceptance of the IND (following the FDA's standard 30-day review period), we will initiate Phase I clinical trials to assess safety, tolerability, and preliminary pharmacokinetics in humans. Our development strategy is designed to maximize capital efficiency: by leveraging contract research and shared resources across programs, we can minimize redundant expenditures and accelerate progress toward clinical milestones.

We anticipate that pre-IND development (to Phase I-ready) will require a total investment of approximately $5–6 million. See "*Risk Factors — Risks Related to Our Business and Industry — We will need substantial additional capital to complete IND-enabling studies and early clinical development, and financing may not be available on acceptable terms*" for more information.

Our Competition

We operate in crowded therapeutic markets with entrenched standards of care and active innovation across modalities. Competitive dynamics can shift quickly as new clinical data emerge, late-stage programs progress, or larger incumbents redeploy capital.

- ***Peptides***: Numerous biotechnology companies and academic groups are advancing peptides and other biologics in aging biology, neurodegeneration, and chronic disease. Certain experimental peptides, including Epitalon, BPC-157, and MOTS-C, circulate in gray markets without rigorous clinical evaluation or regulatory approval. We expect intellectual property, quality of clinical data, and manufacturing know-how to be key differentiators. Our molecules are proprietary, which should reduce direct commoditization risk, but patent scope and freedom-to-operate analyses are inherently uncertain and can be challenged.

- ***Sleep Disorders***: Sedatives and hormone analogs dominate current pharmacotherapy. Benzodiazepines and non-benzodiazepine hypnotics, such as zolpidem, remain widely used but present risks that include dependence and disruption of sleep architecture. Orexin antagonists, including newer dual-receptor agents, offer an alternative mechanism yet can cause next-day somnolence in some patients. Over-the-counter products, such as melatonin and sedating antihistamines, and behavioral therapies also compete for the same patient populations, although many patients report persistent sleep fragmentation. Several companies are exploring emerging classes, including GABA-pathway modulators and orexin-pathway enhancers. We are not aware of programs that seek to replicate Epitalon's hypothesized mechanism in a regulated drug format, but competitive intelligence is imperfect and new entrants may not be public.

- ***Ophthalmology***: The landscape spans gene therapies, small molecules, devices, optogenetic approaches, and nutritional supplements. A gene therapy is approved for one form of retinitis pigmentosa, and multiple retinal gene therapies are in clinical trials. Other strategies include engineered light-sensitive proteins and neuroprotective compounds. Supplements, such as lutein and DHA, are marketed but have shown limited and variable benefit in inherited retinal disease. Our approach is a drug-based intervention rather than gene surgery. Any competitive positioning will depend on future head-to-head or cross-study comparisons, and on whether systemic administration, dose flexibility, manufacturing scalability, and safety are validated in clinical trials.

We do not anticipate near-term competition from an approved Epitalon product because none is approved today, and we are not aware of a direct rival pursuing our exact approach. However, large pharmaceutical companies and well-funded biotechnology companies could pursue similar peptides or alternative modalities that address the same biology or clinical endpoints. Our strategy is to generate credible early clinical and translational data, secure layered intellectual property, and engage potential partners before analogous programs achieve comparable maturity. We intend to monitor peer-reviewed publications, conference presentations, clinical trial registries, and patent filings to track emerging competitors and adjust our plans accordingly. We expect to differentiate, if supported by data, on safety, efficacy, mechanism-based rationale, and development and manufacturing execution, which we believe will help us protect our potential market share in otherwise highly competitive indications.

Our Competitive Strengths

We believe we have several competitive strengths.

- *Experienced Management Team*: Our founders and advisors bring deep drug discovery and company-building expertise. For example, Prof. Gunning has led prior biotech IPOs and translational research programs. This experience informs our development plans, partnering strategy, and capital allocation.

- *Scientific Rationale and Data*: We have early preclinical evidence that our product candidates are active in relevant models. This proof-of-concept, together with our mechanistic insights into reduced reactive oxygen species and senescence pathways, positions us ahead of programs that lack data at comparable stages.

- *Novel Platform*: Our chemistry is first in class. By leveraging an endogenous peptide scaffold rather than traditional small molecules or antibodies, we aim for a more favorable tolerability profile. Our proprietary analogs show markedly improved pharmacokinetics, including approximately 40 times higher exposure than Epitalon, and our composition-of-matter patent filings are designed to protect the platform.

- *Strategic Focus*: We target two high-need indications, sleep and vision, that share an underlying mechanism of action. This focus provides diversification, enables cross-program learnings, and broadens our partnership opportunities across sleep medicine and ophthalmology.

- *Lean Capital Structure*: To date, we have raised and deployed capital efficiently. We intend to maintain discipline by outsourcing R&D where appropriate and limiting overhead, which we believe will extend our runway relative to typical biotech spend rates.

Human Capital and Key Partnerships

As of the date of this Offering Statement, we do not have any traditional full-time employees. Instead, the company operates with a team of five consultants who, collectively, provide the equivalent of full-time support across key functional areas, including medicinal chemistry, biology, and regulatory affairs. These consultants are engaged on a project or ongoing basis and are under the direct supervision of our executive management team. Members of our executive management, including our founders, also serve in part-time capacities, contributing significant time and expertise to the company while maintaining concurrent roles at leading academic or industry institutions. This structure allows us to maintain a lean and flexible organization, minimize fixed overhead, optimize capital efficiency, and rapidly adapt to evolving program needs. For purposes of workforce disclosure, we report our headcount as a combination of employees and full-time equivalents, consistent with industry practice and applicable regulatory guidance.

All preclinical research and development activities are currently outsourced to a network of specialized CROs and academic partners across Canada, the United States, Europe, and Asia. This asset-light model allows our company to access world-class technical capabilities and state-of-the-art facilities without the need to invest in internal laboratories or large-scale infrastructure. For example, animal sleep studies and pharmacology assays have been conducted at leading CROs and commercial laboratories.

Looking forward, we anticipate expanding our human capital as programs advance toward clinical development. Key planned hires include roles such as head of preclinical development and regulatory affairs, which will be critical for supporting IND-enabling studies and future clinical trials.

In addition to our internal team and external research partners, we actively evaluate and may pursue strategic collaborations with industry participants to further accelerate development and maximize the value of our development pipeline. For example, our management team has initiated discussions with several mid-sized biotechnology companies regarding potential co-development or licensing opportunities for its sleep and vision programs. While no definitive research partnerships or co-development agreements have been executed to date, the company remains committed to seeking out and establishing such collaborations to complement its internal capabilities and enhance its competitive position in the market.

Facilities

We do not currently own or lease any laboratories or large-scale facilities and do not intend to build, acquire, or lease any such facilities in the near future. Our headquarters is in Delaware, with administrative staff handling business development and regulatory affairs remotely. Research activities are carried out through collaborations with CROs and academic labs.

Legal Proceedings

We may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

MANAGMENT

The following table sets forth the name and position of each of our officers, directors, and significant employees. The term "officer" means a president, vice president, secretary, treasurer, principal financial officer, comptroller, principal accounting officer, and any person routinely performing similar functions.

Name	Position
Patrick Gunning	Chief Executive Officer, Director, and Co-Founder
Terry Butler	Chief Financial Officer
Mark Lindsay	Chief Innovation Officer, Director, and Co-Founder
Elvin de Araujo	Chief Operating Officer, Director, and Co-Founder
Mark Bell	Chief Development Officer and Co-Founder

Patrick Gunning has been our Chief Executive Officer and a member of our board of directors since June 2024. Dr. Gunning has also served as Professor of Molecular Therapeutics at the University of Glasgow since January 2025 and as Professor of Chemistry at the University of Toronto since July 2013, where he leads research in medicinal chemistry and drug discovery. Before that, from March 2021 to June 2024, Dr. Gunning served as Co-Founder and CEO/CSO of Dunad Therapeutics, a biotechnology company focused on targeted protein degradation. Dr. Gunning obtained a PhD in Medicinal Chemistry from the University of Glasgow in 2005.

Terry Butler has been our Chief Financial Officer since June 2024. Mr. Butler has also served as Owner and CEO of RPG Enterprises, a boutique freight forwarder, from 2023 to 2025, where he managed logistics operations and business development. Before that, from 2001 to 2003, Mr. Butler served as Owner, COO, and CFO of StemSource, Inc., a stem cell biotechnology company, where he raised capital, managed research operations, and led the company to a successful acquisition by Cytori Therapeutics. Mr. Butler obtained an MBA from Harvard Business School in 1986 and a BS in Accounting from Indiana University in 1980.

Mark Lindsay has been our Chief Innovation Officer and a member of our board of directors since June 2024. Dr. Lindsay has also served as President of Dr. Mark Lindsay Professional Chiropractic Corporation since July 2008 and as Vice-President of Lindsay Sports Therapy Inc. since July 1998, where he has provided clinical care and innovation in sports therapy for elite athletes and teams. Before that, from 1995 to 1998, Dr. Lindsay served as Team Doctor and Therapist for Alpine Canada-National Ski Team and Athletics Canada-National Track Team. Dr. Lindsay obtained a Doctor of Chiropractic, Magna Cum Laude, from Palmer College of Chiropractic in 1990 and is a PhD candidate in Neurosciences at Queen's University.

Elvin de Araujo has been our Chief Operating Officer and a member of our board of directors since June 2024. Dr. de Araujo has also served as Research Manager at the University of Toronto since August 2019, where he oversees drug discovery projects, collaborations, and company creation at the Center for Medicinal Chemistry. Before that, from 2015 to 2019, Dr. de Araujo served as Research Associate at the University of Toronto, focusing on structural characterization of disease-associated mutations and small molecule inhibitors. Dr. de Araujo obtained a PhD in Chemistry from the University of Toronto in 2015.

Mark Bell has been our Chief Development Officer and a co-founder since July 2024. Dr. Bell has also served as CTO and co-founder of Tay Therapeutics since January 2018, where he led drug discovery and clinical development, including partnerships resulting in a $0.5 billion deal with Vyne Therapeutics. Before that, from January 2013 to January 2018, Dr. Bell served as Dermatology Project Leader at the Drug Discovery Unit, University of Dundee, where he managed multi-disciplinary teams delivering clinical candidates. Dr. Bell obtained a PhD in Synthetic Organic Chemistry from the University of Glasgow in 2003.

Executive Compensation

On September 1, 2024, we entered into an amended and restated consulting agreement with Dr. Patrick Gunning, our chief executive officer and member of our board of directors, pursuant to which we agreed to pay him $12,500.00 per month, with reimbursement of reasonable and necessary expenses in accordance with Company policy and the requirement for prior written approval for travel or other expenses exceeding $100. The term of this agreement extends through June 30, 2026. Pursuant to the agreement, Dr. Gunning will provide designing pre-clinical and research studies, prioritizing targets and indications, advising on partnership opportunities, evaluating scientific data and due diligence, troubleshooting technical bottlenecks, and meeting with stakeholders to explain scientific data. The agreement also contains customary provisions regarding confidentiality, invention assignment, and independent contractor status.

On September 1, 2024, we executed a consulting agreement with Aether Innovation Ventures Inc., an entity owned and operated by Dr. Elvin D. de Araujo, our Chief Operating Officer and a member of our board of directors. Pursuant to this agreement, Dr. Araujo will provide scientific and research services, including designing preclinical and research studies, evaluating the scientific feasibility of new concepts, reviewing and optimizing experimental designs, interpreting data and preparing summaries, and liaising with contract research organizations on our behalf. The agreement is set to terminate on the earlier of January 31, 2026, or completion of the contracted services, and we retain the right to terminate on fourteen days' written notice, with the ability to extend the term to service completion if necessary. In exchange for the services Dr. Araujo will prove our company under the agreement, we will pay Aether Innovation Ventures Inc. $8,333.33 per month, and expenses are reimbursed in accordance with our policy, subject to prior written approval for any travel or other expenses exceeding $100. The agreement also contains customary provisions regarding confidentiality, invention assignment, and independent contractor status.

On October 1, 2024, we entered into a consulting agreement with Lindsay Consulting Inc., an entity owned and operated by Mark Lindsay, our Chief Innovation Officer and a member of our board of directors. Under this agreement, Dr. Lindsay will provide services that include critical analysis and interpretation of experimental design and data related to mechanisms of action, advisory input on biophysical and biological analyses, and business development support through introductions to industry professionals and potential funding partners. The arrangement reflects a hybrid of scientific and strategic advisory functions that are aligned with Dr. Lindsay's position as out Chief Innovation Officer. The initial term of the agreement extends through January 31, 2026, with the Company retaining the right to terminate the agreement on fourteen days' written notice, and with the possibility of extension to completion of services if required. We will pay a total fee of $100,000 to Lindsay Consulting Inc. in exchange for the services to be provided under the agreement, with reimbursement of reasonable and necessary expenses in accordance with our reimbursement policy and the requirement for prior written approval for travel or other expenses exceeding $100. The agreement also contains customary provisions regarding confidentiality, invention assignment, and independent contractor status.

On October 1, 2024, we entered into a consulting agreement with Dr. Mark Bell, our Chief Development Officer. Under this agreement, we engaged Dr. Bell to provide guidance on experimental design and data interpretation, including pharmacokinetics and in-vivo study design, consistent with his development responsibilities. The agreement provides for an initial term through January 31, 2026, and we retain the right to terminate on fourteen days' written notice, with the option to extend the term to completion of services if needed. Compensation for Dr. Bell's services is set at $50,000, with reimbursement for necessary expenses in accordance with our standard policy, with prior written approval required for any travel or other expenses exceeding $100. The agreement includes standard provisions regarding confidentiality, invention assignment, independent contractor status, and conflict avoidance.

We have not entered into any agreement with Terry Butler, our Chief Financial Officer, relating to the services he provides to our company as of the date of this Offering Statement. Notwithstanding the foregoing, we pay Mr. Butler $2,000 per month for the services he provides to our company.

Director Compensation

We have not compensated any of our directors to date for their directorships.

Equity Incentive Plan

On August 18, 2025, our board of directors adopted the Carnyx Therapeutics Ltd. 2025 Equity Incentive Plan. The plan was approved by a majority of our shareholders on November 26, 2025. All awards granted under the plan are contingent upon stockholder approval; if stockholder approval is not obtained within twelve months, the plan and any awards thereunder will automatically terminate. The purpose of our equity incentive plan is to attract, retain, and motivate persons who make important contributions to Carnyx by providing opportunities to acquire our common stock and by aligning their interests with those of our stockholders. Subject to adjustment in the event of certain changes in our capitalization, the maximum number of shares of our common stock that may be issued under the plan is 2,500,000 shares. Shares tendered or withheld to pay an exercise price or satisfy tax withholding obligations, and shares underlying awards that expire, are forfeited, canceled, or repurchased, will again be available for issuance under the plan, although such shares will not again be available for issuance as incentive stock options. The maximum number of shares that may be issued pursuant to incentive stock options under the plan is 2,500,000 shares. Awards may also be granted as "substitute awards" in connection with acquisitions and certain combinations, which will not count against the share limit, subject to the plan's terms.

Administrator

Our board of directors administers our equity incentive plan and may delegate administration to a committee of the board and, to a limited extent, to certain officers, subject to restrictions in the plan. The administrator has broad authority to interpret the plan and awards, designate participants, determine the type, number, and terms of awards, accelerate vesting or exercisability, and adopt rules for plan administration. The administrator may not, without stockholder approval (except for adjustments in connection with changes in capitalization), reduce the exercise price of an outstanding option or stock appreciation right, cancel, exchange, or surrender an option or stock appreciation right for cash or other awards for the purpose of repricing, or cancel, exchange, or surrender an option or stock appreciation right in exchange for a new option or stock appreciation right with a lower exercise price. Decisions and interpretations of the administrator are binding on all participants. Eligible award recipients under the plan include our employees, directors, and consultants, and those of our subsidiaries.

Available Awards

Our equity incentive plan permits the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, and other stock— or cash-based awards and cash awards. The principal terms of each are summarized below.

Stock Options

Options to purchase our common stock may be granted as incentive stock options or nonqualified stock options. Incentive stock options may be granted only to employees, and are subject to the limitations of Section 422 of the Internal Revenue Code, including the $100,000 annual limit on first-time exercisable incentive stock options. The exercise price for each option must be at least equal to the fair market value of our common stock on the date of grant; provided that, in the case of a ten percent stockholder, the exercise price of an incentive stock option must be at least 110% of fair market value on the grant date. Options cannot have a term longer than ten years from the grant date; incentive stock options granted to ten percent stockholders cannot have a term longer than five years. Options will become exercisable at the times and subject to the conditions set by the administrator. The administrator may permit payment of the exercise price in cash, by broker-assisted cashless exercise, by surrendering shares, by "net exercise" for nonqualified options, or by other methods permitted by applicable law and approved by the administrator. No portion of an option that is unexercisable at a participant's termination of service will thereafter become exercisable, and the unexercisable portion will expire upon such termination, subject to the terms set forth in the applicable award agreement.

Stock Appreciation Rights

Stock appreciation rights, or SARs, entitle the holder to receive the excess, if any, of the fair market value of a share of our common stock on the date of exercise over the exercise price set at grant, multiplied by the number of shares underlying the SAR. The exercise price of a SAR must be at least equal to the fair market value of a share on the grant date. SARs may be granted independently of any option, and are subject to the same ten-year maximum term and exercisability conditions as options.

Restricted Stock

Restricted stock consists of shares of our common stock subject to forfeiture and transfer restrictions during a period specified in the award agreement. During the restriction period, unless the administrator determines otherwise, restricted shares are held in escrow, may not be transferred, and the holder may exercise voting rights for those shares. Unless otherwise provided in the award agreement, dividends and other distributions with respect to restricted stock are paid to the holder; if dividends or distributions are paid in shares, those shares are subject to the same restrictions as the restricted stock with respect to which they were paid. The administrator may accelerate the lapse of restrictions. Participants who make a timely election under Section 83(b) of the Internal Revenue Code must promptly provide the company with a copy of the filing and proof of timely submission.

<u>Restricted Stock Units</u>

Restricted stock units, or RSUs, represent an unfunded, unsecured promise to deliver shares, cash, other securities, or other property upon vesting or at a deferred time specified in the award agreement. RSUs do not carry voting rights. The administrator determines vesting conditions and the form and timing of settlement, which may include settlement in shares, cash, other securities or property, or a combination thereof. RSUs may be deferred as permitted by applicable law.

<u>Performance Awards</u>

The administrator may designate any award as a performance award or grant cash-based performance awards. Performance awards vest or are earned based upon the attainment of performance goals set by the administrator for a performance period. Performance criteria may include financial, operational, market-based, strategic, or individual objectives, measured on an absolute or relative basis, and may be determined in accordance with GAAP or adjusted when established to include or exclude items otherwise includable or excludable under GAAP. Except as otherwise provided in the applicable award agreement, a participant must remain employed or in service through the last day of the performance period to be eligible to receive payment. Following the performance period, the administrator will determine the extent to which the performance goals were achieved and the amount to be paid.

<u>Dividend Equivalents and Other Stock or Cash-Based Awards</u>

Except for options and SARs, the administrator may grant dividend equivalents with respect to awards, which may be paid currently or credited and settled in cash or shares and will in all cases be subject to applicable law and, if provided in the award agreement, the same restrictions as the underlying award. The administrator may also grant other stock-based awards and cash awards on terms it determines.

Other Material Provisions

Awards will be evidenced by written or electronic agreements approved by the administrator. In the event of certain changes in our capitalization, including dividends, stock splits, reorganizations, mergers, consolidations, or other changes affecting our common stock, the administrator may equitably adjust the share pool, the number and class of shares subject to outstanding awards, the exercise price of outstanding options and SARs, and applicable performance goals and periods. In the event of a proposed dissolution or liquidation, the administrator may accelerate vesting and exercisability. In the event of a change in control, outstanding awards will be assumed or substituted by the successor, unless the administrator determines otherwise; if not assumed or substituted, awards will fully vest, restrictions will lapse, and performance goals will be deemed achieved at target, and options and SARs that are not assumed or substituted will be exercisable, to the extent vested, for a period of up to fifteen days before termination. Awards are not transferable, except by will or the laws of descent and distribution, although participants may designate beneficiaries. We may withhold or require payment to satisfy tax withholding obligations, including through share withholding or delivery, cash payments, or sales of shares issued under an award, in amounts up to the maximum statutory rates. The board may amend, suspend, or terminate the plan at any time, including to increase the share reserve or change eligibility, subject to stockholder approval to the extent required or deemed desirable under applicable law; no amendment will materially impair outstanding awards without the participant's written consent, unless otherwise provided in the plan. The plan and awards are intended to comply with Section 409A of the Internal Revenue Code to the extent applicable, and payments that would otherwise be triggered by a change in control will be made only upon a "change in control event" as defined for Section 409A purposes, as necessary to avoid adverse tax consequences. Awards are subject to our clawback policies, including policies adopted to comply with applicable law and exchange listing standards. The plan is governed by Delaware law and will terminate ten years after its effective date, unless terminated earlier by the board.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the name and ownership level of each executive officer, director, and shareholder beneficially owning more than 20% of our common stock as of the date of this Offering Statement. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of our shares if such person or any member of such group has the right to acquire a number of our shares within sixty days.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering [1]		Shares Beneficially Owned Immediately After this Offering [2]	
	Shares	%	Shares	%
Dr. Patrick Gunning [3]	3,800,000	15.89%	3,800,000	14.29%
Terry Butler [4]	200,000	*	200,000	*
Dr. Mark Lindsay [5]	3,800,000	15.89%	3,800,000	14.29%
Dr. Elvin D. DeAraujo [6]	1,540,000	6.44%	1,540,000	5.79%
Dr. Mark Bell [7]	410,000	1.71%	410,000	1.54%
All directors and executive officers as a group	**9,750,000**	**40.77%**	**9,750,000**	**36.67%**

* Less than 1%

(1) Based on 23,914,467 shares issued and outstanding as of the date of this Offering Statement.

(2) Based on 26,588,263 shares issued and outstanding after this Offering.

(3) Dr. Gunning, our Chief Executive Officer and Director, beneficially owns 3,800,000 shares, consisting of 3,600,000 shares purchased by Dr. Gunning upon formation of our company, at $0.00001 per share, and 200,000 shares underlying stock options granted under our 2025 Equity Incentive Plan, issuable at a strike price of $1.00 per share. See "*Current Relationships and Related Party Transactions*" for more information.

(4) Mr. Butler, our Chief Financial Officer, beneficially owns a total of 200,000 shares, consisting of 50,000 shares owned by Silverleaf, LLC, an entity he owns and controls, and 150,000 shares underlying stock options granted under our 2025 Equity Incentive Plan, issuable at a strike price of $1.00 per share. See "*Current Relationships and Related Party Transactions*" for more information.

(5) Dr. Lindsay, our Chief Innovation Officer and Director, beneficially owns 3,800,000 shares, consisting of 3,600,000 shares purchased by Dr. Lindsay upon formation of our company, at $0.00001 per share, and 200,000 shares underlying stock options granted under our 2025 Equity Incentive Plan, issuable at a strike price of $1.00 per share. See "*Current Relationships and Related Party Transactions*" for more information.

(6) Dr. Araujo, our Chief Operating Officer and Director, beneficially owns 1,540,000 shares, consisting of 1,440,000 shares purchased by Dr. Gunning upon formation of our company, at $0.00001 per share, and 100,000 shares underlying stock options granted under our 2025 Equity Incentive Plan, issuable at a strike price of $1.00 per share. See "*Current Relationships and Related Party Transactions*" for more information.

(7) Dr. Bell, Chief Development Officer, beneficially owns 410,000 shares, consisting of 1,440,000 shares purchased by Dr. Gunning upon formation of our company, at $0.00001 per share, and 50,000 shares underlying stock options granted under our 2025 Equity Incentive Plan, issuable at a strike price of $1.00 per share. See "*Current Relationships and Related Party Transactions*" for more information.

CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as set forth in "*Management,*" which is incorporated by reference in this section, the following is a description of any transactions since the beginning of the our last fiscal year, or any currently proposed transactions, where the amount involved exceeds five percent of the aggregate amount of capital raised us in reliance on Regulation Crowdfunding during the preceding 12-month period, including the amount we seek to raise in the Offering, in which any of our directors or officers, any person who is, as of the most recent practicable date, the beneficial owner of 20% or more of the our outstanding voting equity securities, calculated on the basis of voting power, any of our promoters; or any immediate family member of any of the foregoing persons:

- On June 14, 2024, in connection with the formation of our Company, each of Dr. Gunning, our Chief Executive Officer and a Director, Dr. Mark Lindsay, our Chief Innovation Officer and a Director, Dr. Elvin D. Araujo, our Chief Operating Officer and a Director, and Dr. Mark Bell, our Chief Development Officer, purchased 3,600,000, 3,600,000, 1,440,000, and 360,000 shares of common stock, respectively, at $0.00001 per share. This transaction was exempt from registration under the Securities Act as a transaction not involving a public offering, pursuant to Section 4(a)(2) thereof.

- On August 20, 2024, we entered into a subscription agreement with Silverleaf LLC, an entity owned and controlled by Terry Butler, our Chief Financial Officer, pursuant to which we issued 50,000 shares of Common Stock to Silverleaf, LLC in exchange for nominal consideration of $0.00001 per share. This transaction was exempt from registration under the Securities Act as a transaction not involving a public offering, pursuant to Section 4(a)(2) thereof.

- On November 3, 2025, our board of directors approved the grant of 1,000,000 options to various consultants and executives of our company pursuant to our 2025 Equity Incentive Plan, each with a strike price of $1.00 per share. Among the listed grantees were all of our executive officers, with the following option amounts: 200,000 options to Dr. Gunning, our Chief Executive Officer; 200,000 options to Dr. Lindsay, our Chief Innovation Officer; 150,000 options to Mr. Butler, our Chief Financial Officer; 100,000 options to Dr. Araujo, our Chief Operating Officer; and 50,000 options to Dr. Bell, our Chief Development Officer. These shares were issued pursuant to Rule 701 of the Securities Act, a safe harbor exemption from the registration requirements for shares issued pursuant to written compensatory benefit plans.

Except for such the above issuances, we are not a party to any agreements where the amount involved exceeds 5% of the aggregate amount of capital we raise in reliance on Regulation Crowdfunding during the preceding 12-month period, including the amount we seek to raise in this Offering.

TERMS OF THE OFFERING

This is an offering of our Common Stock, par value $0.00001 per share, at $1.87 per share, for a minimum offering amount of 10,695 shares for gross proceeds of $19,999.65, and a maximum of 2,673,796 shares for gross proceeds of $4,999,998.52. The minimum investment amount necessary to participate in this Offering is $501.16 for 268 shares. The purpose of the Offering is to raise capital for the development of our drug candidates. See "*Use of Proceeds*" for more information. You should note that the price of the shares being sold in this Offering was arbitrarily determined by our management. See "*Risk Factors — Risks Related to this Offering and Ownership of our Shares — There has been no independent valuation of our shares, which means that such shares may be worth less than the Offering price in this Offering*" for more information.

If you invest in this Offering, you will be a minority shareholder of our company. There are risks associated with being a minority shareholder of our company. See "*Risk Factors — Risks Related to this Offering and Ownership of Our Shares — As a minority shareholder, you will have limited to no ability to participate in the management of our business*" for more information. You should also note that the total number of shares that will be issued in this Offering is subject to increase due to the bonus share structure described below.

Subscription Process

We are conducting this Offering through our intermediary, Equifund Crowd Funding Portal Inc., using its online Platform at www.equifund.com. To participate in this Offering, you must first create and maintain an active account with our intermediary on the platform. After you complete and submit a subscription agreement through the platform and transfer your investment funds into the designated escrow account, and after we accept your subscription, you may download a fully executed copy of your subscription agreement that reflects the amount of your investment.

If you participate in this Offering, you will acquire our shares under a subscription agreement that does not become binding on us until we accept it within 15 days after we receive it, and we reserve the right, in our sole and absolute discretion, to accept or reject all or any portion of your investment commitment and subscription agreement. If we reject all or part of your investment commitment, we will cause our escrow agent to refund, all or the applicable portion of your investment funds without any deduction for fees, commissions or expenses and without interest on any amounts we received.

You also may cancel your investment commitment for any reason at any time until 48 hours before a closing of this Offering by sending an email to support@equifund.com stating that you intend to cancel your investment commitment and signed subscription agreement. If you cancel your investment commitment, our escrow agent will refund your investment funds without any deduction for fees, commissions or expenses and without interest on any amounts we received.

If we or our Intermediary identify a material change to the terms of this Offering or to the information we have provided to you in connection with this Offering, prior to a closing hereof on your investment funds, our intermediary will send you a notice of the material change stating also that we will cancel your investment commitment unless you reconfirm it within 5 business days following the receipt thereof. If you do not reconfirm your investment commitment within this reconfirmation period, we will automatically cancel your investment commitment, the intermediary will notify you that we cancelled your investment commitment, and our Escrow Agent will refund your investment funds.

If we fail to raise the minimum offering amount by the deadline set forth in this Offering Statement, we will automatically cancel each investor's investment commitment, and our Escrow Agent will refund all cancelled investment commitments within five business days without any deduction for fees, commissions or expenses and without interest on any amounts we received.

Early Closing

We may conduct an early closing of this Offering if we have raised the minimum offering amount of 31,250 shares, our Offering has been open for at least 21 days prior to the early closing, our Offering will remain open for at least 21 days after the early closing, unless such closing is on the maximum offering amount of 7,812,500 shares, in which case the Offering would be complete, our intermediary provides notice to current or potential investors and investors who have made investment commitments of the closing date, their right to cancel any investment commitments until 48 hours before the closing date, and whether the issuer will accept investment commitments within 48 hours prior to the closing date, and the early closing will occur at least five business days after the intermediary provides notice of such early closing.

The following is a summary of the important terms of our authorized capital stock, including the shares. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Governing Documents.

DESCRIPTION OF OUR SHARES

Our company was founded on June 14, 2024, upon the filing of our original certificate of incorporation with the Secretary of State of the State of Delaware, by a multidisciplinary team of scientists and entrepreneurs with deep expertise in drug discovery, neuroscience, and clinical development. See "*Management*" for more information. At inception, our authorized capital stock consisted of 10,000,000 shares of Common Stock.

Thereafter, on September 17, 2024, we filed, and our board of directors and shareholders approved, an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. This amendment increased our authorized capital stock from 10,000,000 shares of Common Stock to 30,000,000 shares of Common Stock and implemented a class of blank check preferred stock, authorizing 20,000,000 shares of preferred stock for issuance.

As a result, we are currently authorized to issue 50,000,000 shares of capital stock, consisting of (i) 30,000,000 shares of Common Stock, par value $0.00001 per share, and (ii) 20,000,000 shares of blank check preferred stock. As of the date of this Offering Statement, there are 23,914,467 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. All our outstanding shares have been or will be validly issued, fully paid, and non-assessable. We have also reserved 2,500,000 shares of Common Stock for issuance pursuant to our 2025 Equity Incentive Plan and have granted stock options to issue 1,000,000 shares of Common Stock with an exercise price of $1.00 per share pursuant thereto. Except as otherwise stated herein, there are no outstanding securities convertible or exercisable into or exchangeable for our equity securities.

Common Stock

Holders of our Shares are entitled to one vote per share on all matters submitted to a vote of stockholders, voting together as a single class except as otherwise required by law, our Certificate of Incorporation, or any designation of preferred stock. Directors are elected by a plurality of the votes duly cast at a meeting at which a quorum is present, and stockholders do not have cumulative voting rights.

Unless a different vote is required by Delaware law, our Certificate of Incorporation, or any preferred stock designation, actions submitted to stockholders are approved by the affirmative vote of a majority of the shares of Common Stock represented at the meeting and entitled to vote, assuming the presence of a lawful quorum. In addition, any adoption, amendment, alteration, or repeal of our Bylaws by stockholders requires the affirmative vote of at least a majority of the voting power of the outstanding voting stock, voting together as a single class.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends ratably, if and when declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in the assets remaining for distribution to stockholders after payment of all debts and other liabilities and the satisfaction of any liquidation preference of any then-outstanding preferred stock. If we issue preferred stock in the future, the terms of that preferred stock may provide dividend or liquidation preferences that could reduce or eliminate the amounts available to common stockholders.

Our Common Stock does not have preemptive or subscription rights, conversion rights, or redemption or sinking fund provisions. The rights, preferences, and privileges of our common stock are subject to, and may be adversely affected by, the rights of any series of preferred stock that we may authorize and issue from time to time. Our common stock does not include price-based anti-dilution protection, rights of first refusal, or co-sale rights. As a result, future issuances of equity securities, including issuances at valuations below the valuation used in this Offering, may dilute your ownership percentage, and you will not have a contractual right to participate in such future offerings.

We may not alter the rights associated with the shares without the consent of a majority of the shareholders. Notwithstanding the foregoing, if our principal shareholders exercise their voting rights, then you will have no ability to override such votes as a minority investor in our business. In effect, you will have no ability to influence our policies or any other corporate matters. See *Risk Factors — Risks Related to this Offering and Ownership of Our Shares — As a minority shareholder, you will have limited to no ability to participate in the management of our business*" for more information.

Shares may be issued in certificated or uncertificated form, as determined by our board of directors in accordance with our Bylaws. If shares are uncertificated, we will provide the holder with the information otherwise required to appear on a stock certificate, in accordance with applicable law and our Bylaws.

Transferability

You may not directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise all or any of your shares without our prior written consent, which may be given or withheld in our sole and absolute discretion. You may make a request to transfer your shares to our address which is set forth on the cover page of this Offering Statement.

Although we may consider your request to transfer your shares, such request will not be granted during the one-year period beginning when the shares were issued, unless such shares are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the SEC; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

For purposes of these restrictions, you should note that the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller of our shares reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. You should also note that the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships, and the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Market Standoff

Pursuant to the subscription agreement for this Offering, as a participant, you will agree that if we or any representative of the broker-dealers, referred to as the managing broker-dealer, request it in connection with any underwritten public or Regulation A+ offering of our securities under the Securities Act, then you will not sell or transfer any shares or other securities of our company during the 30-day period before and the 270-day period following the effective date of a registration or offering statement filed under the Securities Act for any such public or Regulation A+ offering, or for a shorter period if requested by the managing broker-dealer and agreed to by us, which we refer to as the market standoff period. During and until the end of the market standoff period, we may impose stop-transfer instructions on the securities subject to these restrictions. In consideration of this agreement, you will also appoint our Chief Executive Officer as your true and lawful attorney, granting our Chief Executive Officer full power and authority to execute and deliver all necessary documents and instruments and to take all other actions required in connection with the issuance of our common stock pursuant to any lock-up agreement needed under an underwriting agreement for any initial public offering. You should note that this appointment is irrevocable, coupled with an interest, and subject to the terms and conditions of the proxy, discussed below. See "*Risk Factors – The market standoff provision in the subscription agreement for this Offering may limit your ability to sell or transfer your shares*" for more information.

Proxy

The subscription agreement for this Offering which you will sign if you participate also includes a proxy provision that grants our Chief Executive Officer the authority to vote on your behalf as a shareholder. Under this provision, our Chief Executive Officer, or the successor thereto or assignee thereof to any Chief Financial Officer, if any, as the case may be, will have the power to vote all of your shares and the shares held by each other participant in this Offering, execute consents, and take any action necessary as deemed appropriate in their sole discretion, which may include voting against a proposal which would result in an acquisition of our Company by a third party. Moreover, the proxy is irrevocable and coupled with an interest, meaning it survives the death or incapacitation of the shareholder or the reorganization of an entity holding our shares. The proxy terminates upon the earliest of a public offering, registration of our shares under the Exchange Act, or five years from the execution of the subscription agreement. Additionally, our Chief Executive Officer is indemnified against any losses arising from actions taken in good faith under the proxy, with limited exceptions for gross negligence or willful misconduct. See "*Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The irrevocable proxy granted to our Chief Executive Officer in connection with this Offering significantly limits your ability to vote your shares and may result in decisions that do not align with your interests as a shareholder*" for more information.

Mandatory Arbitration and Waiver of Jury Trial

The securities offered hereby are subject to certain dispute resolution provisions that may affect your rights as an investor. Specifically, the subscription agreement that you will be required to execute as a condition of your investment includes a mandatory arbitration provision and a waiver of the right to a jury trial. Under these provisions, to the fullest extent permitted by law, any dispute, claim, or controversy arising out of or relating to the subscription agreement or the transactions contemplated therein must be submitted to binding arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules and the Federal Arbitration Act. Arbitration will be conducted by a panel of three arbitrators in Wilmington, Delaware, unless the parties agree to conduct the proceedings remotely. The arbitrators are empowered to award any relief available under applicable law, and judgment on the arbitration award may be entered in any state or federal court in Delaware with jurisdiction.

By agreeing to these provisions, you are waiving your right to a trial by jury and to litigate disputes in court, except as expressly provided in the agreement. The agreement allows parties to seek temporary or preliminary injunctive relief in a Delaware court in aid of arbitration or to protect confidential information or intellectual property. In addition, to the extent that applicable law does not permit certain claims to be subject to mandatory arbitration, such claims may be brought in a court of competent jurisdiction and are not subject to arbitration to that extent. The agreement also contains a class action waiver, which means that any dispute must be adjudicated or arbitrated only on an individual basis, and you will not have the right to participate in a class, collective, or representative action. If the class action waiver is found unenforceable with respect to a particular claim, that claim must proceed exclusively in court, and the arbitration provisions will not apply to that claim.

These provisions are intended to provide an efficient mechanism for resolving disputes, but they may also limit your ability to pursue claims against us, to obtain relief on a class-wide basis, or to have your claims heard by a jury. Nothing in these provisions is intended to waive compliance with any provision of the U.S. federal securities laws or the rules and regulations promulgated thereunder, and neither you nor the Company waives any rights or protections afforded under applicable federal securities laws by agreeing to these provisions. If any provision of the arbitration or class action waiver is found to be unenforceable as applied to a particular claim or remedy, the remaining provisions will remain in full force and effect to the extent permitted by law. You should carefully review these provisions and consider their potential impact on your rights before investing in our securities. See "*Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The subscription agreement for our shares contains a mandatory arbitration provision and a waiver of the right to a jury trial, which may limit your ability to pursue claims in court and to participate in class or representative actions*" for more information.

Preferred Stock

Our Certificate of Incorporation authorize our board to issue up to 20,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series.

Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock, and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Equity Incentive Plan

We adopted our 2025 equity incentive plan on August 18, 2025. The purpose of the plan is to grant awards of our common stock, in various forms determined by our board or a compensation committee thereof, to our officers, employees, directors, advisors, and consultants to incentivize their work on our behalf. The maximum number of shares of common stock issuable pursuant to awards under our equity incentive plan is 2,500,000 shares of our common stock, however, the maximum aggregate number of shares that may be issued as incentive stock options is equal to the maximum number of shares available for issuance under the plan without taking into account any automatic increases to the share reserve. See "*Management — Equity Incentive Plan*" for more information.

Anti-Takeover Provisions in Our Governing Documents

Certain provisions of our Certificate of Incorporation, and Bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our shareholders. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company. See "*Risk Factors — Risks Related to This Offering and Ownership of Our Shares — Certain provisions of our Governing Documents may have the effect of discouraging or delaying a change in control of our company*" for more information.

Section 203 of the DGCL

Section 203 of the Delaware General Corporation Law imposes certain restrictions on business combinations with interested stockholders, which generally includes any person (or group) that beneficially owns 15% or more of a corporation's outstanding voting stock. Under Section 203, for a period of three years after the date that a person becomes an interested stockholder, a Delaware corporation subject to these provisions may not engage in certain business combinations with that stockholder unless one of several exceptions applies. Our Certificate of Incorporation provides that we have elected not to be governed by Section 203 of the DGCL. As a result, the restrictions on business combinations with interested stockholders under Section 203 do not apply to us. By opting out, we are not subject to the three-year prohibition on certain business combinations with holders of 15% or more of our outstanding voting stock, nor are we required to rely on the statutory exceptions to undertake such transactions. Investors should be aware that our decision to opt out of Section 203 may make it easier for a person who acquires a significant percentage of our voting stock to enter into a business combination with us. See "*Risk Factors — Risks Related to This Offering and Ownership of Our Shares — We have opted out of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder*" for more information.

Indebtedness

As of the date of this Offering Statement, following the conversion in full of all outstanding convertible promissory notes issued by us in September 2024 and in January 2025, we do not have any convertible debt, outstanding loans, lines of credit, or other interest-bearing indebtedness, and our operations are currently funded solely through equity financing and available cash reserves.

Transfer Agent

We have appointed Colonial Stock Transfer Company, 7840 S 700 E, Sandy, UT 84070, (801) 355-5740, as the transfer agent for our shares.

Three-Year History of Exempt Offerings

Except as set forth in "*Current Relationships and Related Party Transactions,*" we have conducted the following offerings of our securities pursuant to exemptions from the registration requirements of the Securities Act:

- On June 14, 2024, we issued 135,000 shares of Common Stock to WS Investment Company, LLC, for nominal consideration. This transaction was exempt from registration under the Securities Act as a transaction not involving a public offering, pursuant to Section 4(a)(2) thereof.

- On August 22, 2024, we issued 815,000 shares of restricted Common Stock to an advisor, in exchange for nominal consideration and his performance of certain corporate advisory services. Thereafter, on June 27, 2025, we entered into an amended advisory agreement, pursuant to which we issued the adviser an additional 300,000 shares of restricted Common Stock as consideration for his continued services as out advisor. Each of these transactions were exempt from registration under the Securities Act as a transaction not involving a public offering, pursuant to Section 4(a)(2) thereof. The shares issued

- On August 22, 2024, we issued 815,000 shares of restricted Common Stock to a second advisor, in exchange for nominal consideration and his performance of certain corporate advisory services. Each of these transactions were exempt from registration under the Securities Act as a transaction not involving a public offering, pursuant to Section 4(a)(2) thereof. The shares issued to this advisor are subject to vesting in five equal installments, according to certain milestones.

- In September 2024, we completed a private placement of convertible promissory notes in reliance on Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering, and raised aggregate gross proceeds of $1,270,000. The notes issued in this Offering bore interest at a rate of 6% per annum, compounded annually, and the outstanding principal and accrued interest on the notes were convertible into shares of our common stock at a conversion price of $0.195886 per share. All outstanding notes issued in this Offering were subsequently converted into an aggregate of 6,958,615 shares of our common stock on November 30, 2025.

- In January 2025, we completed a second private placement of convertible promissory notes in reliance on Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering, and raised aggregate gross proceeds of $1,305,000. The notes issued in this Offering bore interest at a rate of 6% per annum, compounded annually, and the outstanding principal and accrued interest on the notes were convertible into shares of our common stock at a conversion price of $0.3264773 per share. All outstanding notes issued in this Offering were subsequently converted into an aggregate of 4,237,428 shares of our common stock on November 30, 2025.

- On May 1, 2025, we entered into a consulting agreement with a corporate advisor pursuant to which he agreed to provide our company with corporate advisory services in exchange for our issuance of 200,000 shares of restricted Common Stock. The shares were issued pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

- In September 2025, we conducted a private placement offering of our Common Stock, at $1.00 per share, pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering. In this Offering, we sold a total of 1,500,000 shares of common stock for gross proceeds of $1,500,000.

- On November 10, 2025, we entered into a consulting agreement with a public relations firm, Alpha Nine Ventures, pursuant to which we agreed to pay a monthly cash fee, and to issue 1,000,000 shares of restricted Common Stock, in exchange for financial, public relations, and communications services. The shares granted to Alpha Nine Ventures were issued pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering, and are subject to a lock-up and vesting schedule designed to align the interests of the recipient with those of the Company and its shareholders, and to provide for an orderly release of shares in the event of a public offering or other liquidity event.

The financial statements attached to this Offering Statement are an integral part of this Offering and should be reviewed in their entirety before making a decision to purchase our shares.

OUR FINANCIAL CONDITION

To advance our business objectives, we are committed to identifying and developing the most promising therapeutic applications for our core peptide platform, prioritizing those opportunities that offer the greatest potential for clinical impact, commercial viability, and alignment with our scientific expertise.

Current and Expected Operations

For the foreseeable future, our strategic priorities and current operations will center on the advancement of our lead programs and the expansion of our discovery efforts in longevity. We will continue the research and development of CNYX-005, our lead candidate targeting sleep improvement, and our primary near-term goal is to complete all activities required to obtain Investigational New Drug (IND) approval for this program. Once we secure IND clearance, we intend to rapidly determine the most efficient path to initiate a Phase 1 clinical trial to evaluate the safety, tolerability, and pharmacokinetics of CNYX-005 in human subjects.

In parallel, we will maintain our focus on the research and development of CNYX-001, our therapeutic candidate for the treatment of retinitis pigmentosa. We plan to continue generating preclinical data until we have a robust package that supports an IND submission for this program, and, depending on the timing and our financial position, we intend to pursue IND approval for CNYX-001 as an additional development milestone.

At the same time, we will actively pursue research into novel pathways and mechanisms relevant to healthy aging and longevity, with the goal of identifying and validating targets that can support the development of future drug candidates designed to improve lifespan and age-related health outcomes. By concentrating our resources and expertise on these core areas, we aim to advance our pipeline toward clinical validation and ultimately deliver innovative therapies that address significant unmet medical needs.

Audited Financial Highlights

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles for the period from June 14, 2024 (inception) through December 31, 2024, and were audited by KCCW Accountancy Corp., which issued an unmodified opinion dated November 28, 2025. Management evaluated subsequent events through the same date.

Summary of financial position and performance

Our audited balance sheet as of December 31, 2024 reflects total assets of $1,845,105, consisting primarily of cash and cash equivalents of $1,839,565. Total liabilities were $2,310,734, including $2,172,500 of noncurrent convertible debt, resulting in a stockholders' deficit of ($465,629). We incurred a net loss of ($547,219) during the 2024 period, driven by research and development expenses of $315,488 and general and administrative expenses of $222,671, partially offset by interest income of $18,086 and net of interest expense of ($27,146).

Our audited statement of cash flows shows net cash used in operating activities of ($333,025) and net cash provided by financing activities of $2,172,590, reflecting proceeds from convertible debt issuance during 2024. Cash and cash equivalents increased to $1,839,565 at December 31, 2024. As of the date of this Offering Statement, as a result of our virtual business model and low-overhead operations, we have approximately $2 million in cash reserves.

Results of Operations

We generated no revenue from inception through December 31, 2024. Our total operating expenses for the audited period were $538,159, consisting of research and development expenses of $315,488 and general and administrative expenses of $222,671. Research and development costs reflect preclinical activities and external services, including consulting and discovery work aligned with our pipeline priorities. General and administrative expenses primarily reflect personnel, professional services, and other corporate overhead associated with establishing operations as a newly formed company. The resulting loss from operations was ($538,159).

We recognized other net expense of ($9,060), comprised of interest income of $18,086 and interest expense of ($27,146), the latter associated with our convertible promissory notes. Our net loss for the audited period was

($547,219). Given our stage of development and lack of commercialized products, we expect operating losses to continue for the foreseeable future as we invest in R&D and corporate capabilities.

During the audited period, we recognized consulting expenses to entities and individuals affiliated with shareholders totaling $118,500. Amounts due to related parties were $11,088 at December 31, 2024, are for working capital purposes, are payable on demand, and bear no interest. Stock-based compensation recognized during the period was $81,500 for services, reflecting 815,000 shares issued to a consultant for consulting and advisory services. These items are part of establishing foundational capabilities efficiently and are expected to vary period to period as development needs evolve.

Liquidity and Capital Resources

Our primary sources of liquidity since inception have been the issuance of convertible promissory notes and common equity. Net cash used in operating activities was ($333,025) for the audited period, reflecting our net loss adjusted for non-cash items and changes in working capital. Based on the audited period, our historical average operating cash burn was roughly $50 thousand per month, calculated as net cash used in operating activities over the approximately six-and-a-half months from inception to year end. This historical burn rate is not indicative of future periods and will likely increase as we progress toward IND submissions and potential clinical initiation.

We received $2,172,500 in proceeds from convertible promissory notes during 2024 and an additional $1,500,000 in equity proceeds from the sale of 1,500,000 common shares between March and September 2025. As of the date of this Offering Statement, we have approximately $2 million in cash reserves. We maintain cash balances that may exceed FDIC-insured limits and have not experienced any losses in such accounts.

Expected liquidity and use of proceeds

The proceeds from this Offering are essential to our operations. We plan to use the proceeds to continue our research and drug development. The Offering proceeds will have a beneficial effect on our liquidity, as our current cash on hand will be augmented by the Offering proceeds and used to execute our business strategy. Considering the Offering proceeds, we anticipate that our cash on hand will last for the next twelve months. This expectation is based on our current operating plan and assumes the targeted amount of proceeds are raised; actual runway will depend on the ultimate amount raised, the timing of IND-enabling studies and regulatory submissions, vendor and clinical costs, and our pace of hiring and external spending.

Capital Expenditures and Other Obligations

We may make material capital expenditures as determined from time to time by our directors, officers or managers, or all of them or any combination of them, as the case may be. As a virtual, R&D-focused company, we expect capital needs to remain weighted toward external R&D services and regulatory activities rather than fixed infrastructure, though this could change as programs advance.

Indebtedness, Capitalization, and Equity Activity

Convertible promissory notes

From September 2024 to December 2024, we issued convertible promissory notes in the aggregate principal amount of $2,172,500 bearing interest at 6% per annum, with a stated maturity of December 31, 2029, or earlier upon default as defined in the note agreements. As of December 31, 2024, accrued interest was $27,146 and no conversions had occurred. The notes provide for conversion at a price of approximately $0.33 per share, which, if and when conversion occurs, would result in the issuance of additional shares and dilution to existing shareholders. The precise number of shares issuable upon conversion will depend on principal outstanding and accrued interest at the time of conversion and the definitive conversion mechanics in the applicable note agreements.

Equity issuances and stockholders' deficit

During the audited period, we issued 10,000,000 shares of common stock for cash proceeds of $90 (with a $10 subscription receivable outstanding at period end) and 815,000 shares for services valued at $81,500. From March 2025 to September 2025, we sold an additional 1,500,000 shares of common stock for aggregate proceeds of $1,500,000. As of December 31, 2024, our stockholders' equity reflected a deficit of ($465,629) due to accumulated losses and the classification of our convertible notes as liabilities. Subsequent equity issuances improved our cash position but do not eliminate the expectation of continuing operating losses as development progresses.

Financial milestones

Since its inception in June of 2024, we have raised approximately $4 million through the sale of our Shares and issuance of certain convertible promissory notes. See "*Description of our Shares — Three-Year History of Exempt Offerings*" for more information. As of the date of this Offering Statement, as result of our virtual business model and low-overhead operations, we have approximately $2 million in cash reserves.

Off-balance Sheet Arrangements and Commitments

We have no material off-balance sheet arrangements. In the ordinary course of business, we may be subject to legal proceedings regarding contractual and employment relationships and other matters; as of December 31, 2024 and through November 28, 2025, management was not aware of any pending or threatened claims requiring accrual or disclosure. Other current liabilities of $100,000 at December 31, 2024 primarily reflect routine operating accruals.

Income Taxes and Net Operating Loss Carryforwards

As of December 31, 2024, we had federal net operating loss carryforwards of approximately $145,000, which may be carried forward indefinitely under current tax law. We recorded a full valuation allowance against deferred tax assets given our cumulative losses and the early stage of our operations. We did not incur cash taxes during the audited period.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

OTHER MATERIAL INFORMATION

None of the persons involved with our company have been convicted within the past 10 years (or five years for issuers, their predecessors, and affiliated issuers) of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities. Additionally, no such person is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the last five years, that restrains or enjoins them from engaging in any conduct in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities.

No individual associated with our company is subject to a final order of a state securities commission, state banking or credit union authority, state insurance commission, an appropriate federal banking agency, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the person from association with an entity regulated by such authorities, from engaging in the business of securities, insurance, or banking, or from engaging in savings association or credit union activities. Furthermore, no such person is subject to any final order based on a violation of law or regulation prohibiting fraudulent, manipulative, or deceptive conduct that was entered within the last 10 years. None of our affiliated persons are subject to any order of the Commission entered under Section 15(b) or 15B(c) of the Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal; places limitations on their activities, functions, or operations; or bars them from being associated with any entity or participating in the Offering of any penny stock.

Furthermore, no such person is subject to any order of the Commission entered within the last five years that orders them to cease and desist from committing or causing a violation of any scienter-based anti-fraud provision of the federal securities laws or Section 5 of the Securities Act. No person associated with our company has been suspended or expelled from membership in, or barred from association with a member of, a registered national securities exchange or registered national or affiliated securities association for any act inconsistent with just and equitable principles of trade.

None of our affiliated persons have filed, as a registrant or issuer, or been named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the last five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. Additionally, no such person is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

Finally, no person associated with our company is subject to a United States Postal Service false representation order entered within the last five years or is currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

[*End of Offering Statement; Exhibits Follow*]

EXHIBIT A

Form of Subscription Agreement

(*See Attached*)

CARNYX THERAPEUTICS, LTD.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
Carnyx Therapeutics, Ltd.
1250 Indiana Ave
Indianapolis, IN 46202

Dear Ladies and Gentlemen:

1.   **Background**.

Carnyx Therapeutics, Ltd., a Delaware corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding promulgated thereunder. The Company is conducting this Offering pursuant to the Form C originally filed with the U.S. Securities and Exchange Commission (the "SEC") on December 3, 2025, (as amended from time to time, the "Form C"), and the Offering Statement, which is attached as an exhibit thereto (as amended from time to time, the "Offering Statement"). In the Offering, the Company is offering up to 2,673,796 shares of its common stock, par value $0.00001 per share (each a "Share" and, collectively, the "Shares") at a price of $1.87 per Share (the "Purchase Price") to both accredited and non-accredited investors. The minimum amount to be raised in the Offering is $19,999.65 (the "Minimum Offering Amount") and the maximum amount to be raised in the Offering is $4,999,998.52 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Minimum Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com (the "Portal"). The Portal is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 8% of the aggregate amount raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the Portal.

2.   **Subscription**.

Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3.   **Closing Matters**.

        (a)   **Closing**. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b)   **Closing Conditions**. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Minimum Offering Amount;

(ii)   at the time of the Closing, the Company shall have received payment for the Shares, in cleared funds, into its escrow account for the Offering, and shall have accepted signed Subscription Agreements for Shares having an aggregate investment amount of at least the Minimum Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   **Termination of the Offering; Other Offerings**.

The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   **Representations**.

The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) from the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates has made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   **HIGH RISK INVESTMENT.**

THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his/her own advisor regarding legal matters and tax consequences involving this investment.

1.   **Company Representations**.

The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

      (a)   **Corporate Power**. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

      (b)   **Enforceability**. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

      (c)   **Valid Issuance**. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

      (d)   **No Conflict**. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   **Indemnification**.

The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9.   **Market Standoff**.

If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten public or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its common stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company, pursuant to Section 10 below.

10.   **Proxy**.

        (a)   The undersigned hereby appoints the Company's Chief Executive Officer, or his/her successor, as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution (collectively, the "Proxy"), to, consistent with this Section 10, and on behalf of the undersigned, vote all Shares held of record by the undersigned, including any capital stock that the undersigned may acquire in the future, give, and receive notices and communications, execute any written consent, instrument or document that the Chief Executive Officer determines is necessary or appropriate at his/her complete discretion, and take all actions necessary or appropriate in the judgment of the Chief Executive Officer for the accomplishment of the foregoing. The Proxy and power granted by the undersigned pursuant to this section are coupled with an interest, and such Proxy and power will be irrevocable. The Proxy and power, so long as the undersigned is an individual, will survive the death, incompetency, and/or disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned, or any other entity holding the Shares. However, the Proxy will terminate upon the earlier of (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock of the Company, (ii) the effectiveness of a registration statement under the Exchange Act covering the common stock of the Company. The undersigned should note that the Chief Executive Officer is an intended third-party beneficiary of this Section 10, and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

        (b)   Other than with respect to the gross negligence or willful misconduct of the Company's Chief Executive Officer, in his/her capacity as the undersigned's true and lawful proxy and attorney pursuant to this Section 10, the Chief Executive Officer will not be liable for any act done or omitted in his/her capacity as representative of the undersigned pursuant to this section while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Chief Executive Officer, in his/her capacity as Proxy hereunder, has no duties or responsibilities except those expressly set forth in this section, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the undersigned otherwise exist against the Chief Executive Officer in his/her capacity as Proxy. The undersigned shall indemnify, defend and hold harmless the Chief Executive Officer in his/her capacity as Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Chief Executive Officer's capacity as representative of the undersigned pursuant to this section, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Chief Executive Officer in his/her capacity as Proxy, the Company shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount of the undersigned's investment). In no event will the Chief Executive Officer in his/her capacity as Proxy be required to advance his/her own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Chief Executive Officer in his/her capacity as Proxy or the termination of this Section 10.

        (c)   A decision, act, consent, or instruction of the Chief Executive Officer in his/her capacity as Proxy pursuant to this Section 10 constitutes a decision of the undersigned and is final, binding and conclusive upon the undersigned. The Company, its shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Chief Executive Officer in his/her capacity as Proxy as being the decision, act, consent or instruction of the undersigned. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Chief Executive Officer in his/her capacity as Proxy.

(d)   If any provision of this Proxy or any part of any this Section 10 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

10.   **Miscellaneous**.

(a)   **Obligations Irrevocable**. Following the Closing, the obligations of the undersigned shall be irrevocable.

(b)   **Legend**. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c)   **Notices**. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

(d)   **Mandatory Arbitration; Waiver of Jury Trial**. To the fullest extent permitted by law, any dispute, claim, or controversy arising out of or relating to this Agreement or the transactions contemplated herein (each, a "Dispute") shall be submitted to and resolved by binding arbitration administered by the American Arbitration Association ("AAA") pursuant to its Commercial Arbitration Rules and the Federal Arbitration Act, 9 U.S.C. §§ 1–16. The arbitration shall be conducted by a panel of three arbitrators in Wilmington, Delaware, or, if the parties agree, by remote means. The arbitrators shall apply the law specified in Section (f) of this Agreement and shall have authority to award any relief available under applicable law. The parties understand that, by agreeing to arbitration, they are waiving the right to a trial by jury and to litigate Disputes in court, except as expressly provided in this Section (d) and in Section (f). Judgment on any arbitral award may be entered in any state or federal court located within the State of Delaware that has jurisdiction over the parties and the subject matter. Notwithstanding the foregoing, the parties may seek temporary or preliminary injunctive relief in a court of competent jurisdiction within the State of Delaware in aid of arbitration or to protect the confidential information or intellectual property of either party. In addition, to the extent that applicable law does not permit particular claims, including certain claims arising under the U.S. federal securities laws, to be the subject of mandatory arbitration, such claims may be brought in a court of competent jurisdiction as provided in Section (f) and are not subject to arbitration to that extent. The parties acknowledge that nothing in this Section (d) shall be deemed to waive compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. By agreeing to the arbitration provisions set forth herein, neither the Subscriber nor the Company waives any rights or protections afforded under applicable federal securities laws. For the avoidance of doubt, if any provision of this Section (d) is found to be unenforceable as applied to a particular claim or remedy, the remaining provisions of this Section (d), and the application of such provision to any other claim or remedy, shall remain in full force and effect. This Section (d) shall survive any termination of this Agreement.

(e)   **Class Action Waiver**. To the fullest extent permitted by law, the parties agree that any Dispute shall be adjudicated or arbitrated, as the case may be, only on an individual basis. Neither party shall have the right to have any Dispute heard or decided as a class action, private attorney general action, collective action, or any other proceeding in which one party acts or proposes to act in a representative capacity. Unless all parties otherwise agree in writing, no arbitration, litigation, or other proceeding shall be consolidated or joined with any other arbitration, litigation, or proceeding. The arbitrator or court shall not have authority to conduct any class, collective, or representative proceeding or to award relief on behalf of any person or entity that is not a party to the arbitration or litigation. The parties acknowledge that many courts treat the availability of class, collective, or representative proceedings as a procedural device that may be waived by agreement, subject to applicable law, including state law doctrines relating to unconscionability and knowing and voluntary waiver. The parties further acknowledge that class action waivers, including outside the arbitration context, have in many instances been enforced as contractual provisions, although their enforceability remains subject to applicable law and the particular facts and circumstances. The parties acknowledge and agree that this Section (e) is intended to be separate and independent from Section (d). To the extent any court or arbitrator determines that Section (d) or any part thereof is unenforceable or inapplicable to a particular Dispute, the provisions of this Section (e) shall nevertheless remain in full force and effect to the fullest extent permitted by law. If any provision of this Section (e) is found to be unenforceable as applied to a particular claim or remedy, the remaining provisions of this Section (e), and the application of such provision to any other claim or remedy, shall remain in full force and effect. If the class action waiver is held unenforceable with respect to any claim for which class or representative relief is sought, the parties agree that such claim shall proceed exclusively in court in accordance with Section (f), and the arbitration provisions of Section (d) shall be inapplicable to that claim. Nothing in this Section (e) is intended to waive compliance with any provision of the U.S. federal securities laws or the rules and regulations promulgated thereunder. This Section (e) shall survive any termination of this Agreement.

(f)　　**Governing Law; Submission to Jurisdiction**. Except as provided in Sections (d) and (e) and subject to applicable federal securities laws, this Agreement shall be construed in accordance with and governed by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended or interpreted, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of Delaware to the rights and duties of the parties. Subject to applicable law and Sections (d) and (e), each of the parties hereby irrevocably and unconditionally (a) submits to the jurisdiction of the federal and state courts located within the State of Delaware for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement or any Dispute that is not required to be arbitrated pursuant to Section (d), (b) agrees not to commence any such suit, action, or other proceeding except in the federal and state courts located within the State of Delaware, and (c) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action, or proceeding, any claim that such party is not subject personally to the jurisdiction of the above-named courts, that such party's property is exempt or immune from attachment or execution, that the suit, action, or proceeding is brought in an inconvenient forum, that the venue of the suit, action, or proceeding is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court. Notwithstanding the foregoing or anything to the contrary in this Agreement, the Subscriber and the Company agree that no provisions under applicable federal laws and regulations, including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, with respect to jurisdiction, venue, or forum shall be waived.

(g)　　**Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(h)　　**Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(i)　　**Waiver of Jury Trial**. **THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT**.

(j)　　**Invalidity of Specific Provisions**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(k)　　**Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(l)　　**Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(m)　　**Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

(n)   **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

(o)   **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

COMPANY:

By:_____
   Name:
    Title:

SUBSCRIBER:

By:_____
   Name:
    Title, if any:
    Entity, if any:

Address: _____
         _____
         _____

Email: _____

_____   Initial here to certify that Subscriber is an "accredited investor" as that term is defined in Rule 501(d) of Regulation D, promulgated under the Securities Act of 1933, as amended.

[End of Exhibit A, Subscription Agreement]

Certificate of Incorporation

(*See Attached*)

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CARNYX THERAPEUTICS LTD.

Carnyx Therapeutics Ltd., a corporation organized and existing under the General Corporation Law of the State of Delaware, (the "**Corporation**") does hereby certify as follows.

1.   The name of the Corporation is Carnyx Therapeutics Ltd. The original certificate of incorporation was filed with the Secretary of State on June 14, 2024.

2.   This Amended and Restated Certificate of Incorporation (as set forth herein and as the same may be hereafter amended in accordance with the General Corporation Law, the "**Amended and Restated Certificate**") was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of Delaware.

3.   This Amended and Restated Certificate restates, integrates and amends the provision of Corporation's certificate of incorporation.

4.   The text of the Corporation's certificate of incorporation is hereby restated and amended in its entirety to read as follows:

ARTICLE I
NAME OF THE CORPORATION

The name of the corporation is Carnyx Therapeutics Ltd. (the "**Corporation**").

ARTICLE II
REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is at 8 The Green, Suite R, in the City of Dover and the County of Kent, Delaware and its registered agent at such address is Resident Agents Inc.

ARTICLE III
BUSINESS PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV
CAPITAL STOCK

Section 4.01 Authorized Classes of Stock. The total number of shares of capital stock of all classes of capital stock that the Corporation is authorized to issue is 50,000,000 shares, of which (a) 20,000,000 shares shall be shares of preferred stock having a par value of $0.0001 per share ("**Preferred Stock**"), and (b) 30,000,000 shares shall be shares of common stock having a par value of $0.00001 per share ("**Common Stock**").

Section 4.02 Common Stock. Except as otherwise required by law, as provided in this Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the board of directors of the Corporation (the "**Board of Directors**") with respect to any series of the Preferred Stock, the rights, preferences, and privileges of the Common Stock shall be as follows:

(a)   <u>Voting Rights</u>. Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held of record by such holder. The holders of shares of Common Stock shall not have cumulative voting rights.

1

(b)   Dividends. Subject to any other provisions of this Certificate of Incorporation, as it may be amended from time to time, and the rights of holders of any series of outstanding Preferred Stock, the holders of Common Stock shall be entitled to receive ratably, in proportion to the number of shares held by them, such dividends and other distributions in cash, stock, or property of the Corporation when, as, and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

(c)   Liquidation; Dissolution. In the event of any liquidation, dissolution, or winding up (either voluntary or involuntary) of the Corporation, after payments to creditors of the Corporation that may at the time be outstanding and subject to the rights of holders of any series of outstanding Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all remaining assets and funds of the Corporation available for distribution, ratably in proportion to the number of shares held by them.

(d)   No Preemptive or Subscription Rights. No holders of shares of Common Stock shall be entitled to preemptive or subscription rights.

Section 4.03 Preferred Stock. The Board of Directors is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(a)   the designation of the series;

(b)   the number of shares of the series;

(c)   the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(d)   whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(e)   whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(f)   whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(g)   the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(h)   the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(i)   the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(j)   any other relative rights, preferences, and limitations of that series.

Section 4.04   Options, Warrants & Rights.

(a)   The Corporation may issue options, warrants and rights for the purchase of shares of any class or series of the Corporation. The Board of Directors, in its sole discretion, shall determine the terms and conditions on which the options, warrants or rights are issued, their form and content and the consideration for which, and terms and conditions upon which, such securities or any underlying class or series of shares of the Corporation are to be issued.

(b)   The terms and conditions of rights or options to purchase shares of any class or series of the Corporation may include, without limitation, restrictions or conditions that preclude or limit the exercise, transfer, receipt or holding of such rights or options by any person or persons, including any person or persons owning (beneficially or of record) or offering to acquire a specified number or percentage of the outstanding shares of any class or series, or any transferee or transferees of any such person or persons, or that invalidate or void such rights or options held by any such person or persons or any such transferee or transferees.

ARTICLE V
BOARD OF DIRECTORS

Section 5.01   General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 5.02   Number. Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall be as fixed from time to time in accordance with the by-laws of the Corporation (the "**By-Laws**").

Section 5.03   Newly Created Directorships and Vacancies. Except as otherwise required by law and subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation, or removal.

Section 5.04   Written Ballot. Unless and except to the extent that the By-Laws shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI
LIMITATION OF LIABILITY; INDEMNIFICATION

Section 6.01   Limitation of Liability. To the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or officer.

No amendment to, modification of, or repeal of this Section 6.01 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Section 6.02   Indemnification. The Corporation shall indemnify and advance expenses to the fullest extent permitted by law as it presently exists or may hereafter be amended any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person, or such person's testator or intestate, is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation. Any amendment, repeal, or modification of this Section 6.02 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII
CERTAIN STOCKHOLDER ACTION

Section 7.01   Special Meetings of Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation shall be called only by the Board of Directors and may not be called by any other person or persons.

ARTICLE VIII
BY-LAWS

Section 8.01   Board of Directors. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend, alter, or repeal the By-Laws without any action on the part of the stockholders.

Section 8.02   Stockholders. The stockholders shall also have the power to adopt, amend, alter, or repeal the By-Laws; provided that, in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by applicable law or this Certificate of Incorporation, such adoption, amendment, alteration, or repeal shall be approved by the affirmative vote of the holders of at least a majority of the voting power of the shares of the then outstanding voting stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IX
CERTAIN GOVERNANCE MATTERS

Section 9.01 The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a)   The Corporation expressly elects not to be governed by Section 203 of the DGCL.

(b)   No contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or her votes are counted for such purpose, if:

(i)   The fact of such relationship or interest is disclosed or known to the Board of Directors, or a duly empowered committee thereof, which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for such purpose without counting the vote or votes of such interested director or directors; or

(ii)   The fact of such relationship or interest is disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(iii)   The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board of Directors, committee or the stockholders.

(c)   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies a contract or transaction described in paragraph (d) of this Article IX.

(d)   A director of the Corporation may transact business, borrow, lend, or otherwise deal or contract with the Corporation to the fullest extent and subject only to the limitations and provisions of the laws of the State of Delaware and the laws of the United States.

(e)   The Board of Directors in its sole discretion may (but shall not be required to) submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors' interests, or for any other reason.

(f)   In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

(g)   Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate to be signed by its chief executive officer this 17th day of September, 2024.

/s/ Patrick T. Gunning
Patrick T. Gunning, CEO

EXHIBIT C

Bylaws

(*See Attached*)

BYLAWS OF CARNYX THERAPEUTICS LTD.

Adopted June 14, 2024

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1 **Place of Meetings**. Meetings of stockholders of Carnyx Therapeutics Ltd. (the "**Company**") shall be held at any place, within or outside the State of Delaware, determined by the Company's board of directors (the "**Board**"). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law or any successor legislation (the "**DGCL**"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office. The Board may cancel, postpone, or reschedule any previously scheduled meeting of stockholders at any time, before or after the notice for such meeting has been given to the stockholders.

1.2 **Annual Meeting**. Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 211(b) of the DGCL, an annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however,* that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

1.3 **Special Meeting**. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer).

If a special meeting of the stockholders has been called, the Company shall cause notice to be given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this **section 1.3** shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held or the business that may be transacted at such meeting.

1.4 **Notice of Stockholders' Meetings**. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given in accordance with Section 232 of the DGCL and **section 7.1** of these bylaws, and such notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

1.5 **Quorum**. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of **stockholders** the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in **section 1.6** of these bylaws, until a quorum is present or represented.

1.6 **Adjourned Meeting; Notice**. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken,

(ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or

(iii) set forth in the notice of meeting given in accordance with Section 222(a) of the DGCL and **section 1.4** of these bylaws. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and **section 1.10** of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

1.7 **Conduct of Business**. The chairperson of any meeting of stockholders shall be designated by the Board; in the absence of such designation, the Chairperson of the Board, if any, or the Chief Executive Officer (in the absence of the Chairperson of the Board) or the President (in the absence of the Chairperson of the Board and the Chief Executive Officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business, and shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

1.8 **Voting**. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of **section 1.10** of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, *provided* that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the outstanding shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 **Stockholder Action by Consent Without a Meeting**. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

A consent must be set forth in writing or in an electronic transmission. No consent shall be effective to take the corporate action referred to therein unless consents signed by a sufficient number of holders to take action are delivered to the Company in the manner required by Section 228 of the DGCL within 60 days of the first date on which a consent is so delivered to the Company. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such consent will be effective at a future time, including a time determined upon the happening of an event, occurring not later than 60 days after such instruction is given or such provision is made, if evidence of the instruction or provision is provided to the Company. If the person is not a stockholder of record when the consent is executed, the consent shall not be valid unless the person is a stockholder of record as of the record date for determining stockholders entitled to consent to the action. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. All references to a consent in this **section 1.9** mean a consent permitted by this **section 1.9**.

A consent permitted by this **section 1.9** shall be delivered (i) to the principal place of business of the Company; (ii) to an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the Company in the State of Delaware by hand or by certified or registered mail, return receipt requested; or (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the Company for receiving such consents. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the Company to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person authorized to act for a stockholder as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) and (3) of the DGCL. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; *provided* that if such consent is delivered pursuant to clause (i), (ii) or (iii) of the first sentence of this paragraph, such consent must be reproduced and delivered in paper form.

In the event that the Board shall have instructed the officers of the Company to solicit the vote or consent of the stockholders of the Company, an electronic transmission of a stockholder consent given pursuant to such solicitation, to be effective, must be delivered by electronic mail (as defined in **section 7.1** of these bylaws) or facsimile telecommunications to the Secretary or the President of the Company or to a person designated by the Company for receiving such consent, or delivered to an information processing system designated by the Company for receiving such consent.

If an action by consent has been taken by stockholders by less than unanimous consent, prompt notice of the taking of the action by consent shall be given to those stockholders as of the record date for the action by consent who have not consented and who would have been entitled to notice of the meeting if the action had been taken at a meeting and the record date for the notice of the meeting were the record date for the action by consent. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

1.10 **Record Dates**. In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this **section 1.10** at the adjourned meeting.

In order that the Company may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with Section 228(d) of the DGCL. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.11   Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting, or such stockholder's authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL, *provided* that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12   List of Stockholders Entitled to Vote. The Company shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; *provided, however,* if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company's principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company.

ARTICLE II — DIRECTORS

2.1   Powers. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

2.2   **Number of Directors**. The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

2.3   **Election, Qualification and Term of Office of Directors**. Except as provided in **section 2.4** of these bylaws, and subject to **sections 1.2** and **1.9** of these bylaws, directors shall be elected at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

2.4   **Resignation and Vacancies**. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws or permitted in the specific case by resolution of the Board, and subject to the rights of holders of preferred stock of the Company:

(i)   Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5   **Place of Meetings; Meetings by Telephone**. The Board may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board or any subcommittee, may participate in a meeting of the Board, or any such committee or subcommittee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6   Conduct of Business. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7   Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8   Special Meetings; Notice. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors; *provided* that the person(s) authorized to call a special meeting of the Board may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(i)   delivered personally by hand, by courier or by telephone;

(ii)   sent by United States first-class mail, postage prepaid; or

(iii)   given by electronic transmission,

directed to each director at that director's address or telephone number, or by means of electronic transmission, as the case may be, as shown on the Company's records.

If the notice is delivered personally by hand, by courier, or by telephone, or given by means of electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice of the time and place of the meeting may be communicated to the director in lieu of written notice if such notice is communicated at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting, to the fullest extent permitted by applicable law.

2.9   Quorum; Voting. At all meetings of the Board, the presence of at least a majority of the directors in office from time to time shall constitute a quorum for the transaction of business; *provided* that in no case shall the presence of less than 1/3 of the total authorized directorships constitute a quorum. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

2.10   Board Action by Consent Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board, or of any committee or subcommittee thereof, may be taken without a meeting if all members of the Board or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission; and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this **section 2.10** at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee or subcommittee thereof, in the same paper or electronic form as the minutes are maintained.

2.11   Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12   Removal of Directors. Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director

prior to the expiration of such director's term of office.

ARTICLE III — COMMITTEES

3.1   Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopt, amend or repeal any bylaw of the Company.

3.2   Committee Minutes. Each committee and subcommittee shall keep regular minutes of its meetings.

3.3   Meetings and Actions of Committees. A majority of the directors then serving on a committee or subcommittee shall constitute a quorum for the transaction of business by the committee or subcommittee, unless the certificate of incorporation, these bylaws, a resolution of the Board or a resolution of a committee that created the subcommittee requires a greater or lesser number, *provided* that in no case shall a quorum be less than 1/3 of the directors then serving on the committee or subcommittee. The vote of the majority of the members of a committee or subcommittee present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, unless the certificate of incorporation, these bylaws, a resolution of the Board or a resolution of a committee that created the subcommittee requires a greater number. Unless the Board otherwise specifies, meetings and actions of committees and subcommittees shall otherwise be governed by, and held and taken in accordance with, the provisions of:

      (a)   **section 2.5** (Place of Meetings; Meetings by Telephone);

      (b)   **section 2.7** (Regular Meetings);

      (c)   **section 2.8** (Special Meetings; Notice);

      (d)   **section 2.9** (Quorum; Voting);

      (e)   **section 2.10** (Board Action by Consent Without a Meeting); and

      (f)   **section 7.4** (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board and its members. *However*:

(i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board or by resolution of the committee or subcommittee;

(ii) special meetings of committees or subcommittees may also be called by resolution of the Board or the committee or subcommittee; and

(iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members, as applicable, who shall have the right to attend all meetings of the committee or subcommittee. The Board, or, in the absence of any such action by the Board, the committee or subcommittee, may also adopt other rules for the government of any committee or subcommittee.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4 **Subcommittees**. Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV — OFFICERS

4.1 **Officers**. The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2 **Appointment of Officers**. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of **section 4.3** of these bylaws.

4.3 **Delegation of Authority to Appoint Officers**. The Board may empower any officer to appoint any other officers as the business of the Company may require.

4.4 **Removal and Resignation of Officers**. Any officer may be removed, either with or without cause, by the Board or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer upon whom such power of removal has been conferred by the Board or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5 **Vacancies in Offices**. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in **section 4.3** of these bylaws.

4.6 **Representation of Securities of Other Corporations or Entities**. Unless otherwise directed by the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President or any other person authorized by the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares or other securities or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the Company, including the right to act by consent in lieu of a meeting. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7   Authority and Duties of Officers. Except as otherwise provided in these bylaws, the officers of the Company shall hold office for such period and have such powers and duties in the management of the Company as may be designated from time to time by the Board or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such offices, subject to the control of the Board.

ARTICLE V — INDEMNIFICATION

5.1   Indemnification of Directors and Officers in Third Party Proceedings. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

5.2   Indemnification of Directors and Officers in Actions by or in the Right of the Company. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

5.3   Successful Defense. To the extent that a present or former director or officer (for purposes of this **section 5.3** only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any Proceeding described in **section 5.1** or **section 5.2** of these bylaws, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys' fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any Proceeding described in **section 5.1** or **section 5.2**, or in defense of any claim, issue or matter therein.

5.4   Indemnification of Others. Subject to the other provisions of this **Article V**, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

5.5   Advanced Payment of Expenses. Expenses (including attorneys' fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this **Article V** or the DGCL. Such expenses (including attorneys' fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in **section 5.6(ii)** or **5.6(iii)** of these bylaws prior to a determination that the person is not entitled to be indemnified by the Company.

5.6 **Limitation on Indemnification**. Subject to the requirements in **section 5.3** of these bylaws and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this **Article V** in connection with any Proceeding (or any part of any Proceeding):

(i)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)   for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii)   for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, in either case as required under any clawback or compensation recovery policy adopted by the Company, applicable securities exchange and association listing requirements, including, without limitation, those adopted in accordance with Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and/or the Securities Exchange Act of 1934, as amended (including, without limitation, any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)   initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under **section 5.7** of these bylaws or (d) otherwise required by applicable law; or

(v)   if prohibited by applicable law.

5.7 **Determination; Claim**. If a claim for indemnification or advancement of expenses under this **Article V** is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this **Article V**, to the extent such person is successful in such action. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

5.8 **Non-Exclusivity of Rights**. The indemnification and advancement of expenses provided by, or granted pursuant to, this **Article V** shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

5.9   **Insurance**. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

5.10   **Survival**. The rights to indemnification and advancement of expenses conferred by this **Article V** shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

5.11   **Effect of Repeal or Modification**. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

5.12   **Certain Definitions**. For purposes of this **Article V**, references to the "**Company**" shall include, in addition to the resulting entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this **Article V** with respect to the resulting or surviving entity as such person would have with respect to such constituent entity if its separate existence had continued. For purposes of this **Article V**, references to "**other enterprises**" shall include employee benefit plans; references to "**fines**" shall include any excise taxes assessed on a person with respect to an employee benefit plan; references to "**serving at the request of the Company**" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "**not opposed to the best interests of the Company**" as referred to in this **Article V**.

ARTICLE VI — STOCK

6.1   **Stock Certificates; Partly Paid Shares**. The shares of the Company shall be represented by certificates, *provided* that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2   **Special Designation on Certificates**. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; *provided* that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this **section 6.2** or Sections 156, 202(a), 218(a) or 364 of the DGCL or with respect to this **section 6.2** a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3   **Lost Certificates**. Except as provided in this **section 6.3**, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4   **Dividends**. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5   **Stock Transfer Agreements**. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

6.6   **Registered Stockholders**. The Company:

(i)   shall be entitled to treat the person registered on its books as the owner of any share or shares as the person exclusively entitled to receive dividends, vote, receive notifications and otherwise exercise all the rights and powers of an owner of such share or shares; and

(ii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7   **Transfers**. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1 **Delivery of Notice; Notice by Electronic Transmission**.

(a) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws may be given in writing directed to the stockholder's mailing address (or by electronic transmission directed to the stockholder's electronic mail address, as applicable) as it appears on the records of the Company and shall be given (i) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (ii) if delivered by courier service, the earlier of when the notice is received or left at such stockholder's address or (iii) if given by electronic mail, when directed to such stockholder's electronic mail address unless the stockholder has notified the Company in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by **section 7.1(e)** of these bylaws. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Company.

(b) Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to **section 7.1(e)** of these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Company. The Company may give a notice by electronic mail in accordance with **section 7.1(a)** of these bylaws without obtaining the consent required by this **section 7.1(b)**.

(c) Notice given pursuant to **section 7.1(b)** of these bylaws shall be deemed given:

(1) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(2) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(3) if by any other form of electronic transmission, when directed to the

stockholder.

(d) For purposes of the DGCL, the certificate of incorporation and these bylaws, (i) "**electronic transmission**" means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process; (ii) "**electronic mail**" means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Company who is available to assist with accessing such files and information); and (iii) "**electronic mail address**" means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the "local part" of the address) and a reference to an internet domain (commonly referred to as the "domain part" of the address), whether or not displayed, to which electronic mail can be sent or delivered.

(e) Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (i) the Company is unable to deliver by such electronic transmission two consecutive notices given by the Company and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice; *provided, however,* the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

(f)	An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

(g)	No provision of this **section 7.1**, except for **subsections 7.1(a)(i), 7.1(d)(ii) and 7.1(d)(iii)**, shall apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

**7.2	Notice to Stockholders Sharing an Address**. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

**7.3	Notice to Person with Whom Communication is Unlawful**. Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

**7.4	Waiver of Notice**. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.


ARTICLE VIII — GENERAL MATTERS


**8.1	Fiscal Year**. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

**8.2	Seal**. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

**8.3	Annual Report**. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

**8.4	Construction; Definitions**. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "**person**" includes a corporation, any other entity and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

EXHIBIT D

Financial Statements

(*See Attached*)

AUDITED FINANCIAL STATEMENTS

OF

CARNYX THERAPEUTICS, LTD.

(as of and for the period from June 14, 2024 (inception) to December 31, 2024)



KCCW
CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

Independent Auditors' Report

To the Board of Directors and Stockholders of
Carnyx Therapeutics Ltd.

Opinion

We have audited the financial statements of Carnyx Therapeutics Ltd., which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from June 14, 2024 (date of inception) through December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Carnyx Therapeutics Ltd. as of December 31, 2024, and the results of its operations and its cash flows for the period from June 14, 2024 (date of inception) through December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Carnyx Therapeutics Ltd. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Carnyx Therapeutics Ltd.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Carnyx Therapeutics Ltd.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Carnyx Therapeutics Ltd.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/KCCW Accountancy Corp.

Diamond Bar, California
November 28, 2025

CARNYX THERAPEUTICS LTD.
Balance Sheet
December 31, 2024

Assets

Current assets

Cash and cash equivalents	$	1,839,565
Other receivable		5,540
Total current assets		1,845,105
Total Assets	$	1,845,105

Liabilities and Stockholder's Deficit

Current liabilities

Due to related parties	$	11,088
Accrued interest		27,146
Other current liabilities		100,000
Total current liabilities		138,234

Noncurrent liabilities

Convertible debt	2,172,500
Total noncurrent liabilities	2,172,500
Total liabilities	2,310,734

Commitments and contingencies

Stockholders' deficit

Preferred stock: 20,000,000 shares authorized; $0.001 par value; no shares issued or outstanding.	-
Common stock: 30,000,000 shares authorized; $0.00001 par value; 10,815,000 shares issued and outstanding.	108
Subscription receivable	(10)
Additional paid-in capital	81,492
Accumulated deficit	(547,219)
Total stockholders' deficit	(465,629)

Total Liabilities and Stockholders' Deficit	$	1,845,105

CARNYX THERAPEUTICS LTD.
Statement of Operations
For the Period from June 14, 2024 (Inception) to December 31, 2024

Revenue	$	-
Operating expenses:		
Research and development		315,488
General and administrative		222,671
Total operating expenses		538,159
Loss from operations		(538,159)
Other income (expenses)		
Interest income		18,086
Interest expense		(27,146)
Total other income (expenses)		(9,060)
Loss before income taxes		(547,219)
Provision for income taxes		-
Net loss	$	(547,219)

CARNYX THERAPEUTICS LTD
Statement of Stockholders' Deficit
For the Period from June 14, 2024 (Inception) to December 31, 2024

	Preferred Stock		Common Stock		Subscription	Additional	Accumulated	
	Shares	Amount	Shares	Amount	Receivable	Paid-in Capital	Deficit	Total
Balance at June 14, 2024	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Shares issued for cash	-	-	10,000,000	100	(10)	-	-	90
Shares issued for service	-	-	815,000	8	-	81,492	-	81,500
Net loss	-	-	-	-	-	-	(547,219)	(547,219)
Balance at December 31, 2024	-	$ -	10,815,000	$ 108	$ (10)	$ 81,492	$ (547,219)	$ (465,629)

CARNYX THERAPEUTICS LTD.

Statement of Cash Flows

For the Period from June 14, 2024 (Inception) to December 31, 2024

Cash Flows from Operating Activities		
Net loss	$	(547,219)
Adjustments to reconcile net income to net cash provided by operating activities		
Non-cash interest expense		27,146
Stock-based compensation		81,500
Changes in assets and liabilities:		
Increase in other receivable		(5,540)
Increase in due to related parties		11,088
Increase in other current liabilities		100,000
Net cash used in operating activities		(333,025)
Cash Flows from Financing Activities		
Proceeds from capital contribution		90
Proceeds from convertible debt		2,172,500
Net cash provided by financing activities		2,172,590
Net increase in cash and cash equivalents		1,839,565
Cash and Cash Equivalents		
Beginning		-
Ending	$	1,839,565
Supplemental Disclosure of Cash Flows		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

CARNYX THERAPEUTICS LTD.

Notes to Financial Statements

1. Organization and Nature of Business

Carnyx Therapeutics, Inc. (the "Company") is a pre-clinical stage biotechnology company focused on the development of synthetic peptide therapies for sleep and retinitis pigmentosa. The Company was incorporated in Delaware on June 14, 2024 and has no products approved for commercial sale.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with the generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from the Company's estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. As of December 31, 2024, the Company's cash and cash equivalents amounted to $1,839,565.

Fair Value Measurements

FASB ASC 820, "Fair Value Measurements" defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on exit price, maximize the use of observable inputs and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

- Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

- Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the Company, such as cash and cash equivalents, accrued expenses, other current liabilities, and due to related parties approximate their fair values due to their relatively short maturities.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2024, the Company had approximately $1,589,565 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Research and Development Expense

The Company expenses research and development (R&D) costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including payroll, personnel-related costs, facilities-related overhead, and outside contracted services including clinical trial costs, expenses associated with preclinical studies, clinical trials, research costs, and other consulting services. Non-refundable advance payment for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made. In instances where the Company enters into agreements with third parties to provide research and development services, costs are expensed as services are performed.

Income Taxes

The Company accounts for income taxes using the asset and liability approach which allows the recognition and measurement of deferred tax assets to be based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not that some portion or all of a deferred tax asset will not be realized based on the weight of available evidence.

Under ASC 740, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigations based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefits recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer satisfied. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. No significant penalty or interest relating to income taxes has been incurred for the period from inception to December 31, 2024.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards made to employees, officers, and other non-employees providing services to the Company. Stock-based compensation is measured using the estimated grant date fair value and is recognized as an expense over the requisite service period, generally the vesting period.

Commitments and Contingencies

The Company has adopted ASC Topic 450 "Contingencies" subtopic 20, in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses (Topic 220-40)*. This standard requires business entities to disclose in a tabular format, on an annual and interim basis, purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. The guidance is effective for fiscal years beginning after December 15, 2025, and interim periods within fiscal years beginning after December 15, 2027. Entities may apply the guidance prospectively or retrospectively. The Company is currently assessing the potential impact of this ASU.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes: Improvements to Income Tax Disclosures (Topic 740)*. This standard enhances disclosures related to income taxes, including the rate reconciliation and information on income taxes paid. This ASU became effective on January 1, 2025. The Company is currently assessing the impact of this ASU.

The Company does not expect adoption of any other recently issued accounting pronouncements to have a material impact on its financial statements.

3. Convertible Debt

From September 2024 to December 2024, the Company entered into convertible promissory notes (the "Notes") with accredited investors pursuant to which the Company issued convertible promissory notes in the aggregate principal amount of $2,172,500 with a stated interest rate of 6% per annum. The conversion price is approximately $0.33 per share. The Notes provide that all outstanding principal and any accrued but unpaid interest become due and payable on the earlier of (i) December 31, 2029, or (ii) the date on which the Notes are declared due or become automatically due upon an event of default, as defined in the Note agreements.

The accrued interest and interest expense of convertible notes payable were $27,146 as of and for the period from inception to December 31, 2024. No conversion has occurred as of December 31, 2024.

4. Related Party Transactions

The related parties of the Company with whom transactions are reported in these financial statements are as follows:

Name of Entity or Individual	Relationship with the Company
Dalriada Drug Discovery Inc.	Entity controlled by shareholder
Patrick Gunning	Shareholder
Lindsay Consulting Inc.	Entity controlled by shareholder
Aether Innovation Ventures Inc.	Entity controlled by shareholder
Ferry Consulting Ltd.	Entity controlled by shareholder
Terry Butler	Shareholder

As of and for the period from inception to December 31, 2024, the related party transactions are summarized as follows:

	Due to related party	Consulting expense
Dalriada Drug Discovery Inc.	$ 2,755	$ -
Patrick Gunning	-	33,333
Lindsay Consulting Inc.	8,333	33,334
Aether Innovation Ventures Inc.	-	33,333

Ferry Consulting Ltd.		-		12,500
Terry Butler		-		6,000
	$	11,088		118,500

Due to related parties are for working capital purposes, payable on demand, and bear no interest.

5. Income Taxes

As of December 31, 2024, the Company had net operating loss carryforwards of approximately $145,000 that may be carried forward indefinitely.

The components of deferred tax assets, liabilities and valuation allowance are as follows:

		December 31, 2024
Deferred tax asset attributable to:		
Capitalized R&D expenses	$	59,641
Net operating loss carryforwards		30,514
Total deferred tax asset		90,155
Less: valuation allowance		(90,155)
Deferred tax asset, net of valuation allowance	$	-

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

	For the Period from June 14, 2024 (Inception) to December 31, 2024	
Federal statutory income tax (benefit)	(21)	%
Change in deferred tax asset valuation allowance	16	%
Other	5	%
Effective income tax rate	-	%

6. Stockholders' Equity (Deficit)

Preferred Stock

The Company has authorized 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. No Preferred Stock was issued or outstanding as of December 31, 2024.

Common Stock

The Company has authorized 30,000,000 shares of Common Stock with a par value of $0.00001 per share. Each Common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

As of December 31, 2024, the Company had 10,815,000 shares of common stock issued and outstanding.

During the period from inception to December 31, 2024, the Company issued 815,000 shares of common stock to a consultant for consulting and advisory services, valued at $81,500.

7. Commitments and Contingencies

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims or litigation as of December 31, 2024 and up through the date which the financial statements were available to be issued.

8. Subsequent Events

From March 2025 to September 2025, the Company entered into stock purchase agreements with 14 investors, pursuant to which the investors agreed to purchase an aggregate of 1,500,000 shares of common stock of the Company at a purchase price of $1.00 per share.

Management has evaluated subsequent events through November 28, 2025, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2024 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events."